













Jennie-O
COOK FROM FROZEN
90% LEAN · 10% FAT
MADE WITH
ALL WHITE TURKEY
turkey burgers

PLANTERS
Cashews
CINNAMON & BROWN SUGAR
PLANTERS
Cashews
ROSEMARY & SEA SALT

Hormel
PEPPERONI
Original

Hormel Foods

2023 Annual Report



GO FWD

INVEST
TRANSFORM
GROW

Dear fellow shareholders: In fiscal 2023, we achieved our second consecutive year of net sales exceeding $12 billion, continued to reinvest in the growth of our leading brands, drove strong operating cash flows of $1 billion, returned a record amount of cash to our shareholders in the form of dividends and achieved the safest year in our Company's history. We also made progress in our evolution as a global branded food company, including the implementation of our new operating model, GoFWD, and the integration of Jennie-O Turkey Store.

Fiscal 2023 was also a challenging year for the organization as we navigated an environment that remained volatile, complex and high cost. Regardless, our results did not meet our expectations.

Invest. Transform. Grow.

We announced at our 2023 Investor Day actions to further transform and modernize our organization to better position the Company for long-term growth. When combined with the growth from our current business, we expect to drive operating income growth of $250 million or more by fiscal 2026.

We have already made significant progress in our evolution to become a stronger, more balanced and less volatile company, and we are embarking on this next era of growth from a position of strength:

- We have iconic and diverse brands, with leading positions in more than 40 categories at retail,* trusted and reputable brands in foodservice, and brands recognized around the world, including *SPAM®*, *Skippy®*, *Hormel® Black Label®*, *Jennie-O®* and *Planters®*.

- We are increasingly balanced across the channels in which we compete, including scale in the U.S. retail and foodservice channels, and through the investments we have made in global markets and emerging channels.

- We are led by an experienced and proven management team and are now organized for long-term growth, headlined by our GoFWD reorganization, centralized One Supply Chain and direct-selling teams.

- We are focused on reducing our commodity exposure, staying disciplined in our financial strategy and driving consistent cash flows to grow our business and return cash to shareholders.

- We are committed to corporate citizenship, guided by *Our Food Journey*™, our 20 By 30 Challenge and our desire to support the communities where we live and work.

Over the next three years, we will be **investing** in our people, processes, data and technology, and brands … to **transform** and modernize our processes, portfolios and how we create value as a company … to **grow** our business and the impact we have on the world.

The Company transitioned to three operating segments — Retail, Foodservice and International — at the beginning of fiscal 2023. These segments are supported by Brand Fuel, which houses enterprisewide brand management expertise, e-commerce capabilities, insights-led innovation and analytical support; One Supply Chain, the Company's centralized supply chain function; and other centers of excellence.



*Circana 52 weeks ending 11/5/2023 – MULO; SPINS 52 weeks ending 11/5/2023.

To support these actions, we updated our strategic priorities to better align with our new business segments and enterprisewide initiatives.

We must drive focus and growth in our Retail business – our nearly $8 billion powerhouse of leading brands, talented people and strong capabilities. Our brands remain a staple in U.S. homes, and we expect to drive continued growth for our brands, including *SPAM®*, *Hormel® Black Label®*, *Planters®*, *Jennie-O®* and *Hormel®* pepperoni.

We will continue to expand leadership in Foodservice. This business emerged from the pandemic stronger, delivered excellent results again in fiscal 2023 and continues to outpace industry growth. Our portfolio is designed to solve for labor pressures and diversify menu offerings. It is resonating with operators, led by brands such as *Hormel® Bacon 1™*, *Austin Blues®*, *Café H®*, *Hormel® Fire Braised™* and *Fontanini®*.

We are aggressively developing our global presence through our legacy export business, multinational businesses in China and Brazil, recent investment in Indonesia and through our partnerships around the world. We are confident that our international teams will resume delivering accelerated growth over the coming years.

We must execute our enterprise entertaining and snacking vision, and we are positioned to win in this space with brands and products such as *Planters®*, *Corn Nuts®*, *Hormel®* pepperoni, *Columbus®*, *Hormel Gatherings®* and *Skippy®*. We plan to use our leading positions and innovation capabilities to drive growth in this important category, especially for younger and more diverse consumers.



Jim Snee
Chairman of the Board, President
and Chief Executive Officer

We are *future-fitting* our One Supply Chain, which to us means reducing cost and minimizing complexity, while investing in long-term growth. Our immediate focus areas are simplifying our portfolios and improving efficiency across all parts of the supply chain.

Finally, we continue to transform and modernize our Company, which is a critical piece to our growth over the next three years. We will be investing in our people, implementing new processes that are best in class, modernizing our technology solutions, and ensuring the relevancy, profitability

Invest

in people, processes, data and technology, and brands





Transform

and modernize processes, portfolios and how we create value as a company





Grow

net sales, earnings and the impact we have on the world



and staying power of our leading brands. Through transformational work, we expect to build significant capabilities for the future. **This is truly exciting work for the organization!**

As we look ahead to fiscal 2024, our team continues to navigate through a dynamic environment characterized by slowing consumer demand and persistent inflationary pressures. We expect fiscal 2024 to be a year of investment, as we remain focused on our proven strategies, executing our transformation and modernization initiative, fueling our innovation pipeline and exiting the year with momentum in our business segments.

Capital Management

We remain committed to dividend growth, investing in our business and maintaining an investment-grade rating. Our consistent cash flows and disciplined financial strategy directly support these commitments.

In fiscal 2023, we returned a record $593 million in dividends to our shareholders. Fiscal 2024 will represent a remarkable 58th consecutive year of dividend increases. We recently announced an increase to our dividend of 3%, for an annual dividend of $1.13 per share.

We also invested $270 million in capital, led by capacity expansions to support growth for our retail and foodservice pepperoni, and for the *SPAM®* family of products. We continued to seek opportunities to automate difficult, highly repetitive jobs, and improve employee retention and satisfaction, as evidenced by a best-in-class automation project at the Faribault, Minn., facility.

Lastly, we purchased a minority interest in PT Garudafood Putra Putri Jaya Tbk (Garudafood), one of the largest food and beverage companies in Indonesia. This investment expands our presence in Southeast Asia and supports the global execution of our entertaining and snacking strategy.

Senior Leadership and Board Member Changes

Fiscal 2023 included a series of leadership appointments and advancements to new positions as we better structured our business. We continue to have an experienced, deep and talented bench of leaders who can drive growth for our business, lead change and develop future leaders for the Company.

At the beginning of fiscal year 2023, Henry Hsia was elevated to vice president of Retail marketing – snacking and entertaining. In July 2023, 33-year company veteran Scott Aakre, who was instrumental in standing up Brand Fuel, was promoted to the newly created role of group vice president and chief marketing officer of the Retail business. Lisa Selk advanced to senior vice president of Brand Fuel following Scott's promotion. Natosha Walsh was appointed vice president of marketing for convenient meals and proteins, replacing Lisa, and Lynn Egner was promoted to vice president of Retail sales – west, following Natosha's advancement.

....

Update on Strategic Priorities The Company updated its six strategic priorities to better align with its new business segments and support earnings growth over the next three years.

 **Drive focus and growth in our Retail business**
By uniting our leading brands, sales and marketing organizations, and Brand Fuel center of excellence.

 **Expand leadership in Foodservice**
By leveraging our expertise, partnerships and solutions-based portfolio.

 **Aggressively develop our global presence**
By bringing meaningful scale to select global markets.

 **Execute our enterprise entertaining & snacking vision**
By unlocking the power of our brands across the channels in which we compete.

 **Future-fit our One Supply Chain**
By minimizing complexity, reducing cost and investing for growth.

 **Continue to transform & modernize our Company**
By investing in our people, processes, data and technology.

      

Company recognition We are consistently recognized for our commitment to consumers, team members and the communities where we live and work.

During the year, Terry Crews retired from our Board of Directors. Terry served for more than 15 years on our Board, and we thank him for his valuable contributions during that time. In March, Ray Young, former vice chairman and chief financial officer of Archer-Daniels-Midland Company, and Mike Zechmeister, chief financial officer of C.H. Robinson Worldwide, Inc., were elected to the Board of Directors. Both Ray and Mike will be great additions to our exceptional team of directors, given their extensive financial and operational experience with some of the most well-known companies in the world.

Our Food Journey™ and 20 By 30 Challenge**

Guided by *Our Food Journey™*, we believe that being a successful company means more than just delivering exceptional products to consumers. It means understanding and embracing our global impact — the broader responsibility we have to the planet and society.

We again made progress with our 20 By 30 Challenge, including:

- Matching 100% of our U.S. and 96% of global electricity usage with renewable sources.
- Receiving validation for our greenhouse gas (GHG) reduction targets by the Science Based Targets initiative.
- Announcing an expansion of our college tuition program for eligible team members in the U.S. to earn their degrees or complete nondegree programs for free.
- Achieving the safest year in our Company's history.
- Remaining on track to achieve our goal of providing the equivalent of 70 million meals to those in need.
- As a convener of local agencies and nonprofit organizations, the Hometown Food Security Project was launched in Austin, Minn.

Additionally, we were named to Fortune magazine's World's Most Admired Companies list, recognized as one of America's best companies to work for by U.S. News & World Report,

named one of America's most trustworthy companies and one of America's greatest workplaces by Newsweek, honored as a best-for-vets employer for the 11th consecutive year, named to the annual Drucker Institute Management Top 250 List of America's best-run companies, recognized as one of Barron's Most Sustainable U.S. Companies, ranked as one of the 50 best companies to sell for by Selling Power magazine and named one of Fast Company's best workplaces for innovators.

We are proud of these accolades, our long track record of strong corporate citizenship and the progress we are making on our aggressive goals to achieve by 2030. I encourage you to read our 17th annual Global Impact Report, which has more information about our progress in these important areas.

As we turn the page to fiscal 2024, we have a realistic and achievable path to deliver earnings growth and improve our business over the next three years. Achieving our goals is expected to return the business to its historical earnings trajectory, supply the fuel necessary to drive future growth and support further dividend increases. I remain confident that we have the right brands, strategy, people and culture to deliver on this commitment to improve our business and drive long-term shareholder returns and growth.

To our team members: THANK YOU for all the hard work to set us up for future success.

To our shareholders: THANK YOU for your continued trust and support.

James P. Snee

James P. Snee
Chairman of the Board, President
and Chief Executive Officer

**More information on the 20 By 30 Challenge can be found in the Company's 2022 Annual Global Impact Report available online at hormelfoods.com in the Responsibility section.





Retail >

Leveraging our leading consumer brands and scale in the marketplace

The Retail segment is an almost $8 billion powerhouse of leading brands, talented people and strong capabilities. Home to many long-established, trusted brands and products — such as *SPAM® products, Hormel® Black Label® bacon, Hormel® pepperoni and Jennie-O® turkey* — our large, balanced and scalable retail portfolio remains relevant and positioned for growth. We are driving focus and growth in our Retail business by investing in our brands, leading with innovation, and constantly evolving our portfolio to meet the changing needs of our consumers and our customers.

Aligning with today's consumers

Many of our brands have emerged from the pandemic stronger and more relevant with consumers. Our brands continue to hold a No. 1 or No. 2 position in more than 40 categories,[1] with approximately 84% of all households in the United States purchasing products sold by Hormel Foods.[2]

~84%

U.S. households purchasing Hormel Foods retail products[2]

Economic uncertainty

 
 


Demographic changes

  
 

Sustaining the good

 


Holistic well-being

 
 



Innovation

Insights and analytics

Digital experience

+5% CAGR in advertising investments since 2019

Standing up Brand Fuel

Our newest center of excellence, Brand Fuel, is focused on consumer and shopper insights, data analytics, product innovation and media strategy. It also houses the Digital Experience Group, the e-commerce and digital content team that supports the Company's brands and businesses in the virtual marketplace. Brand Fuel allows team members with specialized skills to create solutions benefiting the entire organization.

Source: (1) Circana 52 weeks ending 11/5/2023 – MULO; SPINS 52 weeks ending 11/5/2023; (2) Circana Scan Panel, Total US All Outlet, 52 weeks ending 11/5/2023; (3) Circana 2023 Snacking Survey; (4) The NPD Group/CREST®, YE Feb. 2022.

Winning in entertaining and snacking

Snacking is a growing lifestyle in the United States, especially for the younger generations.[3] We are positioned to win in this on-trend category, and are using our powerful and complementary portfolio of brands to innovate for younger and more diverse consumers.

    



Innovating in global flavors

Through our joint venture with MegaMex Foods, we are innovating in Mexican flavors, with a portfolio of authentic, high-quality and convenient items. The *Herdez®* and *Wholly®* brand teams are expanding beyond their core products to create dynamic innovation pipelines.

  



Mexican is the top ethnic cuisine in the United States with millennials,[4] both at and away from home



Changing the Meat We Eat®

We know consumers are increasingly seeking and supporting brands that are genuinely advancing ESG initiatives. Our *Applegate®* brand remains an industry leader in natural and organic meats, offering choice for diverse taste profiles, lifestyles and eating occasions.





Foodservice

Delivering high-quality, innovative culinary solutions with an operator-first mentality

Our Foodservice segment is a highly differentiated business focused on delivering innovative solutions to solve for operator challenges. We have grown our leadership position within foodservice through our direct sales force, industry expertise, balanced go-to-market strategy, and high-quality and versatile products. Our portfolio is designed to simplify operations, save time and maximize available labor, all while providing operators the flexibility they need to create their own unique menu offerings.

Combining brands across the organization

Through our GoFWD initiative, we have combined our leading foodservice brands across the organization to drive accelerated growth. Our trusted and well-known portfolio of brands helps address the needs and challenges of operators in today's dynamic environment.

  

   

   



Delivering above-industry growth

By aligning with industry trends, operator shifts and macroeconomic changes, we have consistently outpaced foodservice industry growth. Our focus on building and maintaining decadeslong relationships within the industry has been a key to our success.



Source: (1) NACS State of the Industry 2022.

Growing our key categories

We are seen as an industry leader and authority in bacon, pizza toppings, prepared proteins and turkey. We have robust plans to continue growing in these areas, while further unlocking value and opportunities from the integration of the Jennie-O Turkey Store foodservice business.

Bacon	Pizza toppings	Premium prepared proteins	Turkey
			



Expanding our c-store presence

With the addition of the *Planters*® snack nuts business, our team is focused on expanding our presence in the convenience store channel, which will further balance our business in an important, growing and relevant industry subsegment. Our products align with many key areas of the convenience store, presenting a compelling and attractive opportunity for future growth.


Key categories in c-stores[1]

Prepared foods	Salty snacks
	

#1 Inside sales contributor   **#5** Inside sales contributor








Leveraging our differentiated capabilities

We are structured for long-term growth, organized as a full-solutions provider across branded, customized and distributor label spaces. Our vision is to continue to outpace industry growth by delivering value-added, differentiated products to the market through the leading sales team in the industry.

❯ **Solutions-based portfolio**
❯ **Direct-selling model**
❯ **Operator-focused innovation**




INVEST TRANSFORM GROW

International



Aggressively developing our global presence by bringing meaningful scale to select global markets

Our ambitions to accelerate growth internationally remain strong. We are continuing to develop our global presence by: leveraging our global brands, including *SPAM*®, *Skippy*® and *Hormel*®; replicating our balanced business model in China and Brazil; continuing to grow our partnerships in South Korea, Europe and the Philippines; and expanding our business into Indonesia and Southeast Asia with our investment in Garudafood.

Exports	Partnerships	Multinational business
Hormel Foods	PUREFOODS HORMEL	Hormel 荷美尔
SKIPPY	Garudafood	CERATTI
SPAM	Danish Crown	
	CJ	



















garuda
Rosta
KACANG PANGGANG
garuda
CRUNCHY
o'corn
chocolatos
Gery
Saluut
Slices

Expanding our global entertaining and snacking presence

Our minority investment in Garudafood is driving the execution of our entertaining and snacking strategy globally. Garudafood is a market leader, with strong and reputable brands, local expertise and a best-in-class distribution network. This investment allows us to increase our presence in high-growth geographies and in the snacking and entertaining category.

Garudafood

Growing and expanding in China

For almost 30 years, we have been developing our presence in China. Today, our team focuses on four categories: refrigerated meats, canned foods, condiments, and entertaining and snacking. We are continuously innovating to stay relevant with our customers, consumers and operators to drive retail and foodservice growth in this important market.









Hormel
LIGHT LIFE
THIN-CUT BEEF JERKY
轻享薄切
牛肉干
四季宝
SKIPPY
SPAM
Hormel
台式爆汁烤肠

Enterprise

Investing in transformation to accelerate growth as a global branded food company

We have identified a clear, realistic and achievable path to return our business to its historical earnings trajectory. Guided by our purpose statement — *Inspired People. Inspired Food.*™ — our focus going forward is clear: grow our existing businesses, generate value from our investments and execute our transformation and modernization initiative across the enterprise.

Building on our strengths

As we continue our evolution as a global branded food company, we will lean on our leading brands, balanced business model, experienced management team, strong financial position and the trust we have earned through our dedication to corporate citizenship.

Our past

Refined focus

Meat-centric to protein-centric


SKIPPY
CREAMY

Our present

Evolution to a global branded food company

Stronger, more balanced, less volatile



Our future

Accelerating growth through transformation

Projected $250M+ in operating income growth by fiscal 2026



Executing our enterprise strategies

Execute our enterprise entertaining & snacking vision

By unlocking the power of our brands across the channels in which we compete


PLANTERS
Cashews

Future-fit our One Supply Chain

By minimizing complexity, reducing cost and investing for growth



Continue to transform & modernize our Company

By investing in our people, processes, data and technology



INVEST
TRANSFORM
GROW

Selected financial data

(in thousands, except per-share amounts)	2023	2022	Change	% Change
Net Sales	$12,110,010	$12,458,806	$ (348,796)	(2.8)
Net Earnings Attributable to Hormel Foods Corporation	793,572	999,987	(206,415)	(20.6)
Percent of Sales	6.6%	8.0%		
Earnings Per Share				
Basic	$ 1.45	$ 1.84	$ (0.39)	(21.2)
Diluted	1.45	1.82	(0.37)	(20.3)
Dividends Paid on Common Stock	592,932	557,839	35,093	6.3
Per Share of Common Stock	1.10	1.04	0.06	5.8
Average Common Shares Outstanding				
Basic	546,421	544,918	1,503	0.3
Diluted	548,982	549,566	(584)	(0.1)
Capital Expenditures	$ 270,211	$ 278,918	$ (8,707)	(3.1)
Depreciation and Amortization	253,311	235,885	17,426	7.4
Working Capital	985,473	2,163,858	(1,178,385)	(54.5)
Hormel Foods Corporation Shareholders' Investment	7,734,885	7,535,284	199,601	2.6











*Fiscal year 2018 and prior years have been adjusted due to the adoption of ASU 2017-07, Compensation – Retirement Benefits: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (Topic 715).

**Per-share figures have been restated to reflect the two-for-one stock split distributed on Feb. 9, 2016. Fiscal years 2016 and 2021 included 53 weeks.

Form 10-K For the fiscal year ended October 29, 2023















Black Label
THICK CUT RESERVE
FULLY COOKED BACON
Microwave Ready
ORIGINAL BACON
Black Label
Real
BACON
Black Label
ORIGINAL
APPLEGATE
UNCURED
SUNDAY BACON
NO ANTIBIOTICS EVER

SPAM
CLASSIC
SPAM
世棒
SPAM
世棒
SPAM
MAPLE
SPAM
LIMITED EDITION
FIGGY PUDDING
SPAM

1.5 LB.
Value Pack
Hormel
PEPPERONI
COLUMBUS
CRAFT MEATS
COLUMBUS
ITALIAN DRY
Hormel
PEPPERONI
minis
Hormel
PEPPERONI
CUP N CRISP

Hormel
square table
BEEF
ROAST
AU JUS AND
SAVORY SAUCE
27g PROTEIN
AMERICA'S
#1 SELLING
APPLEGATE
DO GOOD DOG
Black Label
BREAKFAST
COMBOS
Hormel
Hormel
Chili
with Beans
Compleats

New!
CON TODA CONFIANZA ES
HERDEZ
Barbacoa
BEEF WITH SAUCE
WHOLLY
GUACAMOLE
CLASSIC
minis
HERDEZ
TAQUERIA
STREET SAUCE
Roja
HERDEZ
Salsa Casera
Doña
María
Mole
HERDEZ
Salsa Casera

Hormel
Gatherings
PEPPERONI &
HARD SALAMI
COLUMBUS
CRAFT MEATS
CHARCUTERIE SAMPLER
PLANTERS
Dry Roasted
PLANTERS
Cashews
CINNAMON & BROWN SUGAR
Hormel
PEPPERONI

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended <u>October 29, 2023</u>

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: <u>1-2402</u>

HORMEL FOODS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**41-0319970**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1 Hormel Place, Austin Minnesota	**55912-3680**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code <u>(507) 437-5611</u>

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock $0.01465 par value	**HRL**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulations S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and nonvoting common stock held by non-affiliates of the registrant as of April 30, 2023, was $11,661,390,985 based on the closing price of $40.44 on the last business day of the registrant's most recently completed second fiscal quarter.

As of December 3, 2023, the number of shares outstanding of each of the registrant's classes of common stock was as follows:
Common Stock, $0.01465 Par Value – 546,840,056 shares
Common Stock Nonvoting, $0.01 Par Value – 0 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held January 30, 2024, are incorporated by reference into Part III, Items 10-14. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

HORMEL FOODS CORPORATION
TABLE OF CONTENTS

PART I

Item 1. BUSINESS

General Development of Business

Hormel Foods Corporation, a Delaware corporation (collectively, the "Company", "we," "us," and "our"), was founded by George A. Hormel in 1891 in Austin, Minnesota, as Geo. A. Hormel & Company. The Company started as a processor of meat and food products and continues in this line of business with emphasis on the manufacturing and distribution of branded, value-added consumer items rather than commodity fresh meat products. The Company builds on its founder's legacy of innovation, quality, and integrity with focus on its purpose statement — *Inspired People. Inspired Food.™* Today, the Company is a global branded food company bringing some of the most trusted and iconic brands to tables across the globe with over $12 billion in annual revenue in more than 80 countries.

The Company has continually expanded its product portfolio through organic growth and acquisitions. In fiscal 2021, the Company acquired the *Planters*® snack nuts business, expanding the Company's presence in the growing snacking space. Refer to Note B - Acquisitions and Divestitures of the Notes to the Consolidated Financial Statements for additional information. During fiscal 2023, the Company purchased a 30% common stock interest in PT Garudafood Putra Putri Jaya Tbk (Garudafood), a food and beverage company in Indonesia, expanding the Company's presence in Southeast Asia and supporting global execution in the snacking and entertaining category. Refer to Note D - Investments in Affiliates of the Notes to the Consolidated Financial Statements for additional information.

Description of Business

Segments
Effective in fiscal 2023, the Company transitioned to a new strategic operating model, which aligns its businesses to be more agile, consumer and customer focused, and market driven. The Company currently operates with the following three operating and reportable segments: Retail, Foodservice, and International.

Retail
The Retail segment consists primarily of the processing, marketing, and sale of food products sold predominantly in the retail market. This segment also includes the results from the Company's MegaMex Foods, LLC joint venture.

Foodservice
The Foodservice segment consists primarily of the processing, marketing, and sale of food and nutritional products for foodservice, convenience store, and commercial customers.

International
The International segment processes, markets, and sells Company products internationally. This segment also includes the results from the Company's international joint ventures, equity method investments, and royalty arrangements.

Prior period results for fiscal 2022 and 2021 have been recast to reflect the new reportable segments. Net sales to unaffiliated customers, segment profit, and certain other financial information by segment are reported in Note P - Segment Reporting of the Notes to the Consolidated Financial Statements and in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Products and Distribution
The Company develops, processes, and distributes a wide array of food products in a variety of markets and manufactures its products through various processing facilities and trusted co-manufacturers. The Company's products primarily consist of meat, nuts, and other food products sold across multiple distribution channels, such as U.S. Retail, U.S. Foodservice, and International.

Domestically, the Company sells its products in all 50 states. The Company's products are sold through its sales personnel, who operate in assigned territories or in dedicated teams serving major customers and who are coordinated from sales offices predominately located in major U.S. cities. The Company also utilizes independent brokers and distributors. Products are primarily distributed by common carrier.

The Company has a global presence within several major international markets, including Australia, Brazil, Canada, China, England, Indonesia, Japan, Mexico, the Philippines, Singapore, and South Korea. Distribution of export sales to customers is by common carrier, while the China and Brazil operations own and operate their own delivery systems. The Company has licensed companies to manufacture various products internationally on a royalty basis, with the primary licensees being Danish Crown UK

Ltd., and CJ CheilJedang Corporation. The Company also has minority positions in food companies in the Philippines (The Purefoods-Hormel Company, Inc., 40 percent holding) and Indonesia (Garudafood, 30 percent holding).

Raw Materials

The Company concentrates on the marketing and sale of branded, value-added food products. The principal raw materials used by the Company include pork, turkey, beef, chicken, and nuts. The Company takes a balanced approach to sourcing pork raw materials, including hogs purchased for the Austin, Minnesota processing facility, long-term supply agreements for pork, and spot market purchases of pork. The majority of the turkeys needed to meet raw material requirements are raised by the Company. Production costs from raising turkeys are subject to fluctuations in grain prices and fuel costs. To manage these risks, the Company uses futures, swaps, and options contracts to hedge a portion of its anticipated purchases.

The Company also purchases raw materials from various suppliers. As the Company has shifted its focus toward a more value-added portfolio, it has become increasingly dependent on these suppliers to meet its raw material needs. Certain raw materials, such as cashews, are sourced internationally, which may cause additional risks to pricing and availability. The Company utilizes supply contracts and forward buying strategies to ensure an adequate supply and mitigate price fluctuations.

Human Capital

The Company's employees are the driving force behind innovation, improvement, and success. As of October 29, 2023, the Company had approximately 20,000 active employees, with over 90 percent located within the U.S. Approximately 20 percent of employees are covered by collective bargaining agreements.

Talent Acquisition, Development, and Retention

Hormel's team members are the cornerstone of the Company and of the fulfillment of its purpose — *Inspired People. Inspired Food.™* The Company places great importance on the growth, development, and engagement of its team members. The Company offers a competitive compensation package and a multitude of benefits, including medical, life and disability insurance, contributory and non-contributory retirement savings plans, free post-secondary tuition and tuition reimbursement programs, and two years of tuition-free community and technical college for U.S. employees' dependent children.

The Company believes investing in the education, training, and development of employees contributes to the overall success of the business. The Company provides learning opportunities for employees through various training courses, including instructor-led internal and external programs and on-the-job training.

The Company considers the tenure of its team members to be an important indicator of overall performance and is proud of its tenure figures. As of October 29, 2023, approximately 50 percent of the Company's team members had five or more years of service, and the 34-person officer team had an average of 25 years of service.

Diversity, Equity, and Inclusion

The Company welcomes the diversity of all team members, customers, and consumers, and encourages the integration of their unique skills, thoughts, experiences, and identities. The Company's workforce is made up of approximately 40 percent female and approximately 60 percent underrepresented minorities. The Company's salaried employees are made up of approximately 35 percent female and over 20 percent underrepresented minorities. By fostering an inclusive culture, the Company enables every member of the workforce to leverage unique talents and high performance standards to drive innovation and success.

Executives of the Company are held accountable for creating an inclusive, diverse workplace through their annual incentive plan, which includes a component focused on overall belonging scores and the representation of female and underrepresented minorities in salaried positions.

The Company supports twelve employee resource groups (ERGs) that support the Company's mission to create a workplace where all people feel welcomed, respected, and valued. These employee-driven groups play a critical role in diversity, equity, and inclusion efforts and provide professional development and mentorship opportunities.

Safety, Health, and Wellness

The Company's dedicated corporate safety department develops and administers company-wide policies to ensure the safety of each employee and compliance with Occupational Safety and Health Administration standards. The corporate safety department also conducts regular audits of production facilities to ensure compliance with Company safety policies. The Company conducts safety training for all team members and completes approximately 1,000 safety assessments each month.

The Company recognizes that team members perform best when they are healthy, and that optimal performance is necessary for the Company to achieve its key results. In addition to the health care benefits package, the Company's Inspired Health program aims to cultivate and maintain a culture of health and wellness that is focused on encouraging and empowering team members to make healthy lifestyle choices through awareness, prevention, and positive health behavior changes. This program includes biometric screenings, on-site fitness centers and fitness center discounts, an online health university with robust information and resources, a tobacco cessation program, wellness challenges, and confidential health and wellness support.

Governmental Regulation and Environmental Matters
The Company's operations are subject to regulation by various governmental agencies which oversee areas such as food safety, workforce immigration, environmental laws, animal welfare, tax regulations, and the processing, packaging, storage, distribution, advertising, and labeling of the Company's products. The Company believes it is in compliance with current laws and regulations and does not expect continued compliance to have a material impact on capital expenditures, earnings, or competitive position. The Company continues to monitor existing and pending laws and regulations and, while the impact of regulatory changes cannot be predicted with certainty, the Company does not expect compliance to have a material adverse effect on the Company's business. In addition to compliance with environmental laws and regulations, the Company sets goals to further improve its sustainability efforts and reduce its environmental impact. These goals are outlined in the Company's 20 by 30 Challenge and include matching energy with renewable sourcing, reducing organic waste and greenhouse gas emissions, supporting regenerative agriculture, focusing on packaging sustainability, and reducing food waste. In addition, the Company's greenhouse gas reduction targets were validated by the Science Based Targets initiative in 2023.

Significant Customers
The Company serves many customers throughout the world across various sales channels. Sales to the Company's largest customer, Walmart Inc. (Walmart), accounted for approximately 15 percent of consolidated gross sales less returns and allowances during fiscal 2023. Walmart is a customer for the Company's Retail and International segments. The Company's top five customers collectively represent approximately 36 percent of consolidated gross sales less returns and allowances. The loss of one or more of the top customers in any of the reportable segments could have a material adverse effect upon such segment's financial results.

Competition
The production and sale of meat and food products in the U.S. and internationally is highly competitive. The Company competes with manufacturers of pork and turkey products as well as national and regional producers of other meat and protein sources, such as beef, chicken, fish, nuts, and plant-based proteins.

All operating segments compete on the basis of price, product quality and attributes, brand identification, breadth of product line, and customer service. Through effective marketing and strong quality assurance programs, the Company's strategy is to provide high quality products that possess strong brand recognition, which support higher value perceptions with customers. To grow and maintain market position, the Company focuses on meeting consumer preferences, delivering product innovation, and maintaining long-term and lasting relationships with industry partners.

Patents and Trademarks
There are numerous patents and trademarks important to the Company's business. The Company holds 23 U.S. and eight foreign patents. Most of the trademarks the Company uses are registered in the U.S. and other countries. Some of the more significant owned or licensed trademarks used by the Company or its affiliates are:

HORMEL, ALWAYS TENDER, APPLEGATE, AUSTIN BLUES, BACON 1, BLACK LABEL, BREAD READY, BURKE, CAFÉ H, CERATTI, CHI-CHI'S, COLUMBUS, COMPLEATS, CORN NUTS, CURE 81, DAN'S PRIZE, DI LUSSO, DINTY MOORE, DON MIGUEL, DOÑA MARIA, EMBASA, FAST 'N EASY, FIRE BRAISED, FONTANINI, HAPPY LITTLE PLANTS, HERDEZ, HORMEL GATHERINGS, HORMEL SQUARE TABLE, HORMEL VITAL CUISINE, HOUSE OF TSANG, JENNIE-O, JUSTIN'S, LA VICTORIA, LAYOUT, LLOYD'S, MARY KITCHEN, MR. PEANUT, NATURAL CHOICE, NUT-RITION, OLD SMOKEHOUSE, OVEN READY, PILLOW PACK, PLANTERS, ROSA GRANDE, SADLER'S SMOKEHOUSE, SKIPPY, SPAM, SPECIAL RECIPE, THICK & EASY, VALLEY FRESH, and WHOLLY.

The Company's patents expire after a term that is typically 20 years from the date of filing, with earlier expiration possible based on the Company's decision whether to pay required maintenance fees. As long as the Company continues to use its trademarks, they are renewed indefinitely.

Available Information
The Company makes available its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 on its website at www.hormelfoods.com. These reports are accessible under the caption, "Investors – Filings & Reports – SEC Filings" on the Company's website and are available as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (SEC). These filings are also available on the SEC's website at www.sec.gov. The documents are available in print, free of charge, to any stockholder who requests them.

FORWARD-LOOKING STATEMENTS

This report contains "forward-looking" information within the meaning of the federal securities laws. The "forward-looking" information may include statements concerning the Company's outlook for the future as well as other statements of beliefs, future plans, strategies, or anticipated events and similar expressions concerning matters that are not historical facts.

The Private Securities Litigation Reform Act of 1995 (the Reform Act) provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information. The Company is filing this cautionary statement in connection with the Reform Act. When used in the Company's Annual Report to Stockholders, other filings by the Company with the SEC, the Company's press releases, and oral statements made by the Company's representatives, the words or phrases "should result," "believe," "intend," "plan," "are expected to," "targeted," "will continue," "will approximate," "is anticipated," "estimate," "project," or similar expressions are intended to identify forward-looking statements within the meaning of the Reform Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those anticipated or projected.

In connection with the "safe harbor" provisions of the Reform Act, the Company is identifying risk factors that could affect financial performance and cause the Company's actual results to differ materially from opinions or statements expressed with respect to future periods. The following discussion of risk factors contains certain cautionary statements regarding the Company's business, which should be considered by investors and others. Such risk factors should be considered in conjunction with any discussions of operations or results by the Company or its representatives, including any forward-looking discussion, as well as comments contained in press releases, presentations to securities analysts or investors, or other communications by the Company.

In making these statements, the Company is not undertaking, and specifically declines to undertake, any obligation to address or update each or any factor in future filings or communications regarding the Company's business or results, and is not undertaking to address how any of these factors may have caused changes to discussions or information contained in previous filings or communications. Though the Company has attempted to list comprehensively these important cautionary risk factors, the Company wishes to caution investors and others that other factors may in the future prove to be important in affecting the Company's business or results of operations.

The Company cautions readers not to place undue reliance on forward-looking statements, which represent current views as of the date made. Forward-looking statements are inherently at risk to changes in the national and worldwide economic environment, which could include, among other things, risks related to the deterioration of economic conditions; risks associated with acquisitions, joint ventures, equity investments, and divestitures; potential disruption of operations, including at co-manufacturers, suppliers, logistics providers, customers, or other third-party service providers; failure to realize anticipated cost savings or operating efficiencies associated with strategic initiatives; risk of loss of a material contract; the Company's inability to protect information technology systems against, or effectively respond to, cyber attacks or security breaches; deterioration of labor relations, labor availability or increases to labor costs; general risks of the food industry, including food contamination; outbreaks of disease among livestock and poultry flocks; fluctuations in commodity prices and availability of raw materials and other inputs; fluctuations in market demand for the Company's products; damage to the Company's reputation or brand image; climate change, or legal, regulatory, or market measures to address climate change; risks of litigation; potential sanctions and compliance costs arising from government regulation; compliance with stringent environmental regulations and potential environmental litigation; and risks arising from the Company's foreign operations.

Item 1A. RISK FACTORS

Business and Operational Risks

Deterioration of economic conditions could harm the Company's business. The Company's business may be adversely affected by changes in national or global economic conditions, including inflation, interest rates, tax rates, availability of capital, energy availability and costs (including fuel surcharges), political developments, civil unrest, and the effects of governmental initiatives to manage economic conditions. Decreases in consumer spending rates and shifts in consumer product preferences could also negatively impact the Company.

Volatility in financial markets and the deterioration of national and global economic conditions could impact the Company's operations as follows:
- The financial stability of the Company's customers and suppliers may be compromised, which could result in challenges in collecting accounts receivable or non-performance by suppliers.
- Unfavorable economic conditions may lead customers and consumers to delay or reduce purchases of the Company's products.

- Customer demand for products may not materialize to levels required to achieve the Company's anticipated financial results or may decline as distributors and retailers seek to reduce inventory positions if there is an economic downturn or economic uncertainty in key markets.
- The value of the Company's investments in debt and equity securities may decline, including most significantly the trading securities held as part of a rabbi trust to fund supplemental executive retirement plans and deferred income plans and the Company's assets held in pension plans.
- Future volatility or disruption in the capital and credit markets could impair the Company's liquidity or increase costs of borrowing.
- The Company may be required to redirect cash flow from operations or explore alternative strategies, such as disposing of assets, to fulfill the payment of principal and interest on its indebtedness.

The Company has no operations in Russia or Ukraine, yet it has experienced inflated fuel costs and supply chain shortages and delays due to the impact of the military conflict on the global economy. If this conflict, or others such as the Israel-Hamas war, escalates further, it could result in, among other things, additional supply chain disruptions, rising prices for oil and other commodities, volatility in capital markets and foreign exchange rates, rising interest rates, or heightened cybersecurity risks, any of which may adversely affect the Company's business. In addition, the effects of the ongoing conflict could heighten many of the other risk factors included in Item 1A.

The Company utilizes hedging programs to manage its exposure to various market risks, such as commodity prices and interest rates, which qualify for hedge accounting for financial reporting purposes. Volatile fluctuations in market conditions could cause these instruments to become ineffective, which could require any gains or losses associated with these instruments to be reported in the Company's earnings each period. These instruments may limit the Company's ability to benefit from market gains if commodity prices and/or interest rates become more favorable than those secured under the Company's hedging programs.

The Company's goodwill and indefinite-lived intangible assets are initially recorded at fair value and are not amortized, but are reviewed for impairment annually or more frequently if impairment indicators arise. Impairment testing requires judgment around estimates and assumptions and is impacted by factors such as revenue growth rates, operating margins, tax rates, royalty rates, and discount rates. An unfavorable change in these factors may lead to the impairment of goodwill and/or intangible assets. During fiscal 2023, an impairment was indicated for the *Justin's*® trade name, resulting in an impairment charge of $28.4 million.

Additionally, if a highly pathogenic human disease outbreak developed, such as COVID-19, it may negatively impact the global economy, demand for Company products, the supply chain, the Company's co-manufacturers, and/or the Company's workforce availability including leadership, and the Company's financial results could suffer. The Company has developed contingency plans to address infectious disease scenarios and the potential impact on its operations, and will continue to update these plans as necessary. There can be no assurance given, however, that these plans will be effective in eliminating the negative effects of any such diseases on the Company's operating results.

The Company's operations are subject to the general risks associated with acquisitions, joint ventures, equity investments, and divestitures. The Company regularly reviews opportunities to support the Company's strategic initiative of delivering long-term value to shareholders through acquisitions, joint ventures, and equity investments and to divest non-strategic assets. The Company has made several acquisitions, joint ventures, equity investments, and divestitures in recent years, including the acquisition of the *Planters*® snack nuts business in fiscal 2021 and purchase of a minority interest in Garudafood in fiscal 2023. Potential risks associated with these transactions include the inability to consummate a transaction timely or on favorable terms, diversion of management's attention from other business concerns, loss of key employees and customers of current or acquired companies, inability to integrate or divest operations successfully, assumption of unknown liabilities, disputes with buyers, sellers, or partners, inability to obtain favorable financing terms, impairment charges if purchase assumptions are not achieved, and the inherent risks in entering markets or lines of business in which the Company has limited or no prior experience. Due to the nature of these arrangements, joint ventures and equity investments involve further risks, including the possibility that the Company is unable to execute business strategies and manage operations given limitations of the Company's control. Additionally, partners may become bankrupt, make business decisions that are inconsistent with the Company's goals, or block or delay necessary decisions. Acquisitions, joint ventures, or equity investments outside the U.S. may also present unique challenges and increase the Company's exposure to the risks associated with foreign operations. Any or all of these risks could impact the Company's financial results and business reputation. The Company's level of indebtedness increased significantly to fund the purchase of the *Planters*® snack nuts business and may continue to increase to fund future acquisitions, joint ventures, or equity investments. Higher levels of debt may, among other things, impact the Company's liquidity and increase the Company's exposure to negative fluctuations in interest rates. During fiscal 2023, an impairment was indicated for the *Justin's*® trade name, resulting in an impairment charge of $28.4 million and the Company recorded a $7.0 million impairment charge related to a corporate venturing investment to recognize a decline in fair value not believed to be temporary.

The Company is subject to disruption of operations at co-manufacturers, suppliers, logistics providers, customers, or other third-party service providers.
- Disruption of operations at co-manufacturers, suppliers, or logistics providers have and may continue to impact the Company's product and input supplies as well as the ability to distribute products.

- Disruptions related to significant customers or sales channels has and could continue to result in a reduction in sales or change in the mix of products sold.
- Disruption in services from partners such as third-party service providers used to support various business functions such as benefit plan administration, payroll processing, information technology and cloud computing services could have an adverse effect on the Company's business.

Disruptions of third-party providers have had and may continue to have an adverse effect on the Company's financial results. Actions taken to mitigate the impact of any potential disruption, including increasing inventory in anticipation of a potential production or supply interruption, may adversely affect the Company's financial results. Additionally, labor-related challenges have caused disruptions for many of these providers and may continue to impact the Company's ability to receive inputs or distribute products.

The Company may not realize the anticipated cost savings or operating efficiencies associated with strategic initiatives. The Company operates in the highly competitive food industry and is subject to volatile cost inputs. Strategic initiatives are implemented to achieve a profitable cost structure, operate efficiently, better serve customers, and optimize cash flow. These initiatives may focus on opportunities to improve the procurement, manufacturing, and logistics within the Company's supply chain as well as general and administrative processes. A failure or delay in implementing the improvements associated with these strategic initiatives could adversely impact the Company's results, ability to meet its long-term growth expectations, and ability to fund future initiatives.

The Company began an enterprise transformation and modernization initiative in the second half of fiscal 2023 to provide cost savings and operating efficiencies by fiscal 2026. If this initiative does not achieve the expected financial impact or is not completed in a timely manner, the Company's financial results and ability to meet its long-term growth expectations could be adversely impacted.

The Company is subject to the loss of a material contract. The Company is a party to several supply, distribution, contract packaging and other material contracts. The loss of a material contract or failure to obtain new material contracts could adversely affect the Company's financial results.

The Company may be adversely impacted if the Company is unable to protect information technology systems against, or effectively respond to, cyber attacks or security breaches. Information technology systems are an important part of the Company's business operations. In addition, the Company increasingly relies upon third-party service providers for a variety of business functions, including cloud-based services. Cyber incidents are occurring more frequently across U.S. industries and are being made by groups and individuals with a wide range of motives and expertise. Continued high-profile data security incidents at other companies evidence an external environment that is becoming increasingly hostile. From time to time, the Company has experienced, and may experience in the future, breaches of its security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities, none of which have been material to date. Remote work arrangements may bring additional information technology and data security risks.

Although the Company has programs in place related to business continuity, disaster recovery, and information security initiatives to maintain the confidentiality, integrity, and availability of systems, business applications, and customer information, the Company may not be able to anticipate or implement effective preventive measures against all potential cybersecurity threats, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources, both domestic and foreign. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapidly evolving nature of the threats, targets, and consequences.

In addition, the Company is in the midst of multi-year data and technology transformation projects to achieve better analytics, customer service, and process efficiencies. The projects, including modernizing the order-to-cash process, are expected to improve the efficiency and effectiveness of certain financial and business transaction processes and the underlying systems environment. Multiple phases of these projects have already been implemented and additional phases are expected to be implemented in the upcoming years. These implementations are a major undertaking from a financial, management, and personnel perspective and may prove to be more difficult, costly, or time consuming than expected, and there can be no assurance that these projects will be beneficial to the extent anticipated.

Deterioration of labor relations, labor availability or increases in labor costs could harm the Company's business. As of October 29, 2023, the Company employed approximately 20,000 people worldwide, of which approximately 20 percent were represented by labor unions, principally the United Food and Commercial Workers Union. Union contracts at two of the Company's manufacturing facilities, covering approximately 250 employees, will expire during fiscal 2024. A significant increase in labor costs or a deterioration of labor relations at any of the Company's facilities or co-manufacturing facilities resulting in work slowdowns or stoppages could harm the Company's financial results. Labor and skilled labor availability challenges could continue to have an adverse effect on the Company's business.

Industry Risks

The Company's operations are subject to the general risks of the food industry. The food products manufacturing industry is subject to the risks posed by:

- food spoilage;
- food contamination caused by disease-producing organisms or pathogens, such as *Listeria monocytogenes*, *Salmonella*, and pathogenic *E coli*.;
- food allergens;
- nutritional and health-related concerns;
- federal, state, and local food processing controls;
- consumer product liability claims;
- product tampering; and
- the possible unavailability and/or expense of liability insurance.

The pathogens that may cause food contamination are found generally in livestock and in the environment and thus may be present in the Company's products. These pathogens can also be introduced to products as a result of improper handling by customers or consumers. The Company does not have control over handling procedures once products have been shipped for distribution. If one or more of these risks were to materialize, the Company's brand and business reputation could be negatively impacted. In addition, revenues could decrease, costs of doing business could increase, and the Company's operating results could be adversely affected.

Outbreaks of disease among livestock and poultry flocks could harm the Company's revenues and operating margins. The Company is subject to risks associated with the outbreak of disease in pork and beef livestock, and poultry flocks, including African swine fever (ASF), Bovine Spongiform Encephalopathy (BSE), pneumo-virus, Porcine Circovirus 2 (PCV2), Porcine Reproduction & Respiratory Syndrome (PRRS), Foot-and-Mouth Disease (FMD), Porcine Epidemic Diarrhea Virus (PEDv), and Highly Pathogenic Avian Influenza (HPAI). The outbreak of such diseases could adversely affect the Company's supply of raw materials, increase the cost of production, reduce utilization of the Company's harvest facilities, and reduce operating margins. The impact of global climate change may increase these risks due to changes in weather or migratory patterns which may result in certain types of diseases occurring more frequently or with more intense effects. Additionally, the outbreak of disease may hinder the Company's ability to market and sell products both domestically and internationally.

In recent years, the outbreak of ASF has impacted hog herds in China, Asia, Europe, and the Caribbean. If an outbreak of ASF were to occur in the U.S., the Company's supply of hogs and pork could be materially impacted.

HPAI was detected within the Company's turkey supply chain during the fourth quarter of fiscal 2023 and first quarter of fiscal 2024. The impact of HPAI has reduced and will continue to reduce production volume in the Company's turkey facilities into fiscal 2024. The Company is continuing to monitor the situation and will take the appropriate actions to protect the health of the turkeys across the supply chain.

The Company has developed business continuity plans for various disease scenarios and will continue to update these plans as necessary. There can be no assurance given, however, that these plans will be effective in eliminating the negative effects of any such diseases on the Company's operating results.

Fluctuations in commodity prices and availability of raw materials and other inputs could harm the Company's earnings. The Company's results of operations and financial condition are largely dependent upon the cost and supply of pork, poultry, beef, feed grains, and nuts as well as supplies, energy and other inputs and the selling prices for many of the Company's products, which are determined by constantly changing market forces of supply and demand.

The Company takes a balanced approach to sourcing pork raw materials, including hogs purchased for the Austin, Minnesota processing facility, long-term supply agreements for pork, and spot market purchases of pork. This approach ensures a more stable supply of raw materials while minimizing extreme fluctuations in costs over the long-term. This may result, in the short-term, in higher or lower live hog costs compared to the cash spot market. Market-based pricing on certain product lines, and lead time required to implement pricing adjustments, may prevent all or part of these cost increases from being recovered, and these higher costs could adversely affect the Company's short-term financial results.

The Company raises turkeys and contracts with turkey growers to meet its raw material requirements for whole birds and processed turkey products. Results in these operations are affected by the cost and supply of feed grains, which fluctuate due to climate conditions, production forecasts, and supply and demand conditions at local, regional, national, and worldwide markets. The Company attempts to manage some of its short-term exposure to fluctuations in feed prices by forward buying, using futures contracts, and pursuing pricing advances. However, these strategies may not be adequate to overcome sustained increases in market prices due to alternate uses for feed grains or other changes in these market conditions.

The Company may be subject to decreased availability or less favorable pricing for nuts, tomatoes, avocados, or other produce if poor growing conditions have a negative effect on agricultural productivity. Reductions in crop size or quality due to unfavorable growing conditions may have an adverse effect on the Company's results.

The supplies of natural and organic proteins may impact the Company's ability to ensure a continuing supply of these products. To mitigate this risk, the Company partners with multiple long-term suppliers.

International trade barriers and other restrictions or disruptions could result in decreased foreign demand and increased domestic supply of proteins, thereby potentially lowering prices. The Company occasionally utilizes in-country production to limit this exposure.

Market demand for the Company's products may fluctuate. The Company faces competition from producers of alternative meats and protein sources, including pork, beef, turkey, chicken, fish, nuts, nut butters, whey, and plant-based proteins. The factors on which the Company competes include:

▪   price;
▪   product quality and attributes;
▪   brand identification;
▪   breadth of product line; and
▪   customer service.

Demand for the Company's products is also affected by competitors' promotional spending, the effectiveness of the Company's advertising and marketing programs, and consumer perceptions. Failure to identify and react to changes in food trends such as sustainability of product sources and animal welfare could lead to, among other things, reduced demand for the Company's brands and products. The Company may be unable to compete successfully on any or all of these factors in the future.

Damage to the Company's reputation or brand image can adversely affect its business. Maintaining and continually enhancing the perception of the Company's reputation and brands is critical to business success. The Company's reputation and brands have been in the past and could in the future be adversely impacted by a number of factors, including unfavorable consumer perception related to events or rumors, adverse publicity, and negative information disseminated through social and digital media. Failure to maintain, extend, and expand the Company's reputation or brand image could adversely impact operating results.

Climate change, or legal, regulatory or market measures to address climate change, could have an adverse impact on the Company's business and results of operations. There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns, and the frequency and severity of extreme weather and natural disasters. If such climate change has a negative impact on agricultural productivity, the Company may have decreased availability or less favorable pricing for the raw materials necessary for its operations. Climate change may also cause decreased availability or less favorable pricing for water, which could have an adverse effect on the Company's operations and supply chain. In addition, natural disasters and extreme weather, including those caused by climate change, could cause disruptions in the Company's operations and supply chain.

The increasing concern over climate change may also result in greater local, state, federal, and foreign legal requirements, including requirements to limit greenhouse gas emissions or conserve water usage. If such requirements are enacted, the Company could experience significant cost increases in its operations and supply chain.

The Company has developed and publicly announced goals to reduce its impact on the environment such as the 20 by 30 Challenge and the recently announced validation of its greenhouse gas reduction targets by the Science Based Targets initiative. The Company's ability to achieve these goals is subject to numerous factors and conditions, many of which are outside of its control. Examples include, among others, evolving regulatory requirements, disclosure frameworks, and methodologies for reporting data. Failure to accomplish goals set by the Company related to climate change or meet expectations of various Company stakeholders may cause decreased demand for the Company's products and have an adverse effect on results of operations.

Legal and Regulatory Risks

The Company's operations are subject to the general risks of litigation. The Company is involved on an ongoing basis in litigation arising in the ordinary course of business. Trends in litigation may include class actions involving employees, consumers, competitors, suppliers, shareholders, or others, and claims relating to product liability, contract disputes, antitrust regulations, intellectual property, advertising, labeling, wage and hour laws, employment practices or environmental matters. Neither litigation trends nor the outcomes of litigation can be predicted with certainty and adverse litigation trends and outcomes could negatively affect the Company's financial results.

Government regulation, present and future, exposes the Company to potential sanctions and compliance costs that could adversely affect the Company's business. The Company's operations are subject to extensive regulation by the U.S. Department of Homeland Security, the U.S. Department of Agriculture, the U.S. Food and Drug Administration, federal and state taxing authorities and other federal, state, and local authorities which oversee workforce immigration, taxation, animal welfare, food safety, and the processing, packaging, storage, distribution, advertising, and labeling of the Company's products. The Company's manufacturing facilities and products are subject to ongoing inspection by federal, state and local authorities. Claims or enforcement proceedings could be brought against the Company in the future. The availability of government inspectors due to a government furlough could also cause disruption to the Company's manufacturing facilities. Additionally, the Company is subject to new or modified laws, regulations, and accounting standards. The Company's failure or inability to comply with such requirements could subject the Company to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions. A federal district court ruling has had a negative impact on harvest capacity and labor costs. Harvest facilities the Company uses are negotiating to resolve the situation and expect to reach a solution, but harvest capacity and labor costs may continue to be negatively impacted until a solution is reached. There can be no assurance a solution will be reached, in which case the negative impacts of the ruling would continue.

The Company is subject to stringent environmental regulations and potentially subject to environmental litigation, proceedings, and investigations. The Company's past and present business operations and ownership and operation of real property are subject to stringent federal, state, and local environmental laws and regulations pertaining to the discharge of materials into the environment and the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. Compliance with these laws and regulations, as well as any modifications, is material to the Company's business. Some of the Company's facilities have been in operation for many years and, over time, the Company and other prior operators of these facilities may have generated and disposed of wastes that now may be considered hazardous. Future discovery of contamination of property underlying or in the vicinity of the Company's present or former properties or manufacturing facilities and/or waste disposal sites could require the Company to incur additional expenses related to additional investigation, assessment or other requirements. The occurrence of any of these events, the implementation of new laws and regulations or stricter interpretation of existing laws or regulations could adversely affect the Company's financial results.

The Company's foreign operations pose additional risks to the Company's business. The Company operates its business and markets its products internationally. The Company's foreign operations are subject to the risks described above, as well as risks related to fluctuations in currency values, foreign currency exchange controls, compliance with foreign laws, compliance with applicable U.S. laws, including the Foreign Corrupt Practices Act, and other economic or political uncertainties. International sales are subject to risks related to general economic conditions, imposition of tariffs, quotas, trade barriers and other restrictions, enforcement of remedies in foreign jurisdictions and compliance with applicable foreign laws, and other economic and political uncertainties. All of these risks could result in increased costs or decreased revenues, which could adversely affect the Company's financial results.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

The Company's global headquarters are located in Austin, Minnesota. The Company has various processing plants, warehouses and operational facilities, mainly located in the U.S. The Company maintains a national sales force through strategic placement of sales offices across the U.S. Properties are also maintained internationally to support global processing and sales. A majority of the Company's property is owned. Leased property is used as needed for production, distribution, and sales.

The Company believes its operating facilities are well maintained and suitable for current production volumes. The Company regularly engages in construction and other capital improvement projects with a focus on value-added capacity projects and automation.

Many of the Company's domestic properties are utilized by more than one segment and utilization of these facilities can change over time. Therefore, it is impracticable to disclose them by segment. The facilities outside the U.S. serve the International segment.

Area [1] *Square feet, in thousands*	Production Facilities	Warehouse/ Distribution Centers	Administration/ Sales/Research Offices	Total		Leased	Owned
Arizona	—	—	2	2		2	—
Arkansas	589	—	9	598		9	589
California	323	428	54	805		656	149
Colorado	829	—	10	839		10	829
Florida	—	—	5	5		5	—
Georgia	259	—	—	259		—	259
Illinois	738	—	22	760		22	738
Iowa	1,482	658	3	2,143		283	1,860
Kansas	312	—	3	315		3	312
Massachusetts	—	—	4	4		4	—
Michigan	—	—	3	3		3	—
Minnesota	3,761	219	554	4,534		89	4,445
Nebraska	845	—	—	845		—	845
New Jersey	—	—	29	29		29	—
North Carolina	—	—	3	3		3	—
Ohio	—	453	8	461		322	139
Pennsylvania	13	348	9	370		357	13
Texas	285	—	2	287		2	285
Utah	—	209	—	209		209	—
Virginia	625	—	—	625		—	625
Washington	—	—	2	2		2	—
Wisconsin	1,227	102	3	1,332		107	1,225
Total Domestic	11,288	2,417	725	14,430		2,117	12,313
Australia	—	—	2	2		2	—
Brazil	440	—	3	443		440	3
China	842	33	26	901		2	899
Total International	1,282	33	31	1,346		444	902
Total Square Feet	12,570	2,450	756	15,776		2,561	13,215

[1] Turkey growout facilities are excluded.

Item 3. LEGAL PROCEEDINGS

On August 15, 2023, the Company received an unexpected, unfavorable arbitration ruling involving an isolated commercial dispute with a third party. Pursuant to the ruling, the arbitrator awarded $59.6 million in damages, plus prejudgment interest of $5.3 million and attorneys' fees, to the counterparty payable by the Company. The pre-tax impact of the adverse arbitration ruling of $68.3 million is reflected in Selling, General, and Administrative expenses in the Consolidated Statements of Operations for fiscal 2023. The arbitration award amount was paid in full by the Company in the fourth quarter of fiscal 2023. The adverse arbitration ruling is not subject to further appeal or judicial review. Standard confidentiality provisions in the arbitration rules prohibit the Company from commenting on the substance of the ruling.

Information regarding other legal proceedings is available in Note J - Commitments and Contingencies of the Notes to the Consolidated Financial Statements.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

Information About Executive Officers

NAME	AGE	CURRENT OFFICE AND PREVIOUS FIVE YEARS EXPERIENCE	DATES
James P. Snee	56	Chairman of the Board, President and Chief Executive Officer	11/20/17 to Present
Jacinth C. Smiley	55	Executive Vice President and Chief Financial Officer	01/01/22 to Present
		Group Vice President (Corporate Strategy)	04/05/21 to 12/31/21
		Vice President and Chief Accounting Officer, LyondellBasell	04/01/18 to 04/04/21
Deanna T. Brady	58	Executive Vice President (Retail)	10/31/22 to Present
		Executive Vice President (Refrigerated Foods)	10/28/19 to 10/30/22
		Group Vice President/President Consumer Product Sales	10/26/15 to 10/27/19
Mark A. Coffey	61	Group Vice President (Supply Chain)	04/26/21 to Present
		Senior Vice President (Supply Chain and Manufacturing)	03/28/17 to 04/25/21
Swen Neufeldt	50	Group Vice President (Hormel Foods International Corporation)	06/29/20 to Present
		Vice President (Meat Products)	10/31/16 to 06/28/20
Mark J. Ourada	58	Group Vice President (Foodservice)	03/05/18 to Present
Katherine M. Losness-Larson	58	Senior Vice President (Human Resources)	10/31/22 to Present
		Director of Human Resources	10/29/18 to 10/30/22
Pierre M. Lilly	52	Senior Vice President and Chief Compliance Officer	10/26/20 to Present
		Director of Internal Audit	05/30/16 to 10/25/20
Kevin L. Myers, Ph.D.	58	Senior Vice President (Research and Development, Quality Control)	03/30/15 to Present
Paul R. Kuehneman	52	Vice President and Controller	02/18/22 to Present
		Assistant Controller	01/04/21 to 02/17/22
		Vice President and CFO (Jennie-O Turkey Store)	05/30/16 to 01/03/21

No family relationship exists among the executive officers.

Executive officers are designated annually by the Board of Directors at the first meeting following the Annual Meeting of Stockholders. Vacancies may be filled and additional officers elected at any time. The Company's Chief Executive Officer has the authority to appoint and remove Vice Presidents (other than Executive Vice Presidents, Group Vice Presidents, and Senior Vice Presidents).

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information
Hormel Foods Corporation's common stock is traded on the New York Stock Exchange under the symbol HRL. The CUSIP number is 440452100.

Holders
There are approximately 10,000 record stockholders and 270,000 stockholders whose shares are held in street name by brokerage firms and financial institutions.

There were no issuer purchases of equity securities in the quarter ended October 29, 2023. On January 29, 2013, the Company's Board of Directors authorized the repurchase of 10,000,000 shares of its common stock with no expiration date. On January 26, 2016, the Board of Directors approved a two-for-one split of the Company's common stock to be effective January 27, 2016. As part of the stock split resolution, the number of shares remaining to be repurchased was adjusted proportionately. The maximum number of shares that may yet be purchased under the repurchase plans or programs as of October 29, 2023 is 3,677,494.

Dividends
The Company has paid dividends for 381 consecutive quarters. The annual dividend rate for fiscal 2024 will increase to $1.13 per share, representing the 58th consecutive annual dividend increase. The Company is dedicated to returning excess cash flow to shareholders through dividend payments.

Shareholder Return Performance Graph
The following graph shows a comparison of cumulative total shareholder return, calculated on a dividend-reinvested basis, for the Company, the S&P 500 Index, and the S&P 500 Packaged Foods & Meats Index for the five years ended October 29, 2023. The graph assumes $100 was invested in each as of the market close on October 29, 2018. Note that historic stock price performance is not necessarily indicative of future stock price performance.



Comparison of 5-year Cumulative Total Return

Item 6. RESERVED

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

Fiscal 2023: The Company achieved its second consecutive year of net sales in excess of $12 billion in fiscal 2023. Net sales were $12.1 billion, declining 3 percent compared to the prior year, as the benefit from pricing actions to mitigate inflationary pressures was more than offset by the impact of lower volumes in the Retail and International segments and lower net pricing in certain categories, such as bacon, reflecting raw material commodity deflation. Volume declined for the full year, primarily due to declines in commodity pork availability as a result of the Company's new pork supply agreement and lower turkey supply in the first half of the year due to the impacts of HPAI. Segment profit declined 11 percent, as higher results in the Foodservice segment were more than offset by significantly lower results in the Retail and International segments. Net earnings declined 21 percent due to lower segment profit and the pre-tax impact of an adverse arbitration ruling of $68.3 million. Adjusted net earnings[1] — excluding the impact of the adverse arbitration ruling, non-cash impairment charges, and costs associated with the Company's transformation and modernization initiative — declined 12 percent. Diluted net earnings per share and adjusted diluted net earnings per share[1] for fiscal 2023 were $1.45 and $1.61, respectively, compared to $1.82 last year.

Segment profit for the Foodservice segment increased due to improved mix across the portfolio. Retail segment profit declined significantly for the full year, driven primarily by lower volumes, unfavorable mix, and higher operating expenses, partially offset by the benefit from pricing actions across the portfolio and higher equity in earnings from MegaMex Foods, LLC (MegaMex Foods). International segment profit declined due to lower sales in China and lower turkey commodity sales.

The Company again reinvested into the business through capital expenditures and returned a record amount of cash to shareholders in the form of dividends. Capital expenditures in fiscal 2023 were $270 million, including investments in new production capabilities for retail and foodservice pepperoni and an expansion for the *SPAM®* family of products. The Company continues to prioritize investments in growth, innovation, cost savings, automation, and maintenance. The annual dividend for 2024 will be $1.13 per share, representing an increase of 3 percent and marking the 58th consecutive year of dividend increases.

During fiscal 2023, the Company purchased a 30% common stock interest in Garudafood, a food and beverage company in Indonesia. This investment expands the Company's presence in Southeast Asia and supports the global execution of the snacking and entertaining strategic priority. The Company obtained this minority interest in Garudafood for a purchase price of $426 million, including associated transaction costs. The Company funded this transaction with cash on hand.

Fiscal 2024 Outlook[2]: The Company continues to navigate through a dynamic operating environment characterized by slowing consumer demand, inflationary pressures, and headwinds in its turkey business. Net sales growth of 1 percent to 3 percent is expected and assumes volume growth in key categories, higher brand support and innovation, a benefit from incremental pricing actions, and the current assumptions for raw material input costs. From a bottom-line perspective, diluted net earnings per share are expected to be $1.43 to $1.57 and adjusted diluted net earnings per share[1] are expected to be $1.51 to $1.65. Earnings are expected to decline in the first half of the year due to the impact from lower turkey markets, lower volumes in the Retail segment, expenses associated with the transformation and modernization initiative, and softness in the Company's China business. Segment profit growth from all three segments is expected in the back half of the year as these pressures abate and as benefits from the transformation and modernization initiative are realized. Major risks to the outlook include incremental inflationary pressures, significantly lower turkey markets than expected, and the impact of deteriorating macroeconomic conditions on the Company's customers, consumers, and operators.

The Company remains in a strong financial position due to its consistent cash flow, liquidity, and strong balance sheet. The Company plans to continue to support the business through increased marketing and advertising investments for its leading brands as well as investments into its production capabilities, including converting the Barron, Wisconsin, plant into a value-added facility to support growth across the portfolio. The Company is also expanding capacity for high-demand *Planters®* snack nuts items. Returning cash to shareholders in the form of dividends remains a top priority for the Company.

Consistent with the plan outlined at its recent investor day, the Company expects fiscal 2024 to be a year of investment and remains focused on its strategic priorities, executing on its transformation and modernization initiative, fueling its innovation pipeline, and exiting the year with momentum in its business segments. For fiscal 2024, the Company expects a modest benefit to net earnings from its transformation and modernization initiative.

A detailed review of the Company's fiscal 2023 performance compared to fiscal 2022 appears in the following section. A detailed review of fiscal 2022 performance compared to fiscal 2021 is also provided due to the change in reportable segments which occurred in the first quarter of fiscal 2023.

(1)   See the "Non-GAAP Financial Measures" section below for a description of the Company's use of measures not defined by U.S. generally accepted accounting principles (GAAP).
(2)   All forward-looking comparisons for fiscal 2024 are comparing fiscal 2023 GAAP figures to projected fiscal 2024 GAAP figures, unless otherwise noted.

Results of Operations

OVERVIEW

The Company is a processor of branded and unbranded food products for retail, foodservice, deli, and commercial customers.

The Company transitioned to a new operating model in the first quarter of fiscal 2023 and now reports its results in the following three reportable segments:

The Retail segment consists primarily of the processing, marketing, and sale of food products sold predominantly in the retail market. This segment also includes the results from the Company's MegaMex Foods, LLC joint venture.

The Foodservice segment consists primarily of the processing, marketing, and sale of food and nutritional products for foodservice, convenience store, and commercial customers.

The International segment processes, markets, and sells Company products internationally. This segment also includes the results from the Company's international joint ventures, equity method investments, and royalty arrangements.

Prior period segment results have been retrospectively recast to reflect the new reportable segments.

The Company's fiscal year consisted of 52 weeks in fiscal years 2023 and 2022 and 53 weeks in fiscal year 2021. Fiscal year 2024 will consist of 52 weeks.

FISCAL YEARS 2023 AND 2022

CONSOLIDATED RESULTS

Net Earnings and Diluted Earnings Per Share

In thousands, except per share amounts	Fourth Quarter Ended			Fiscal Year Ended		
	October 29, 2023	October 30, 2022	% Change	October 29, 2023	October 30, 2022	% Change
Net Earnings	$ 195,935	$ 279,883	(30.0)	$ 793,572	$ 999,987	(20.6)
Diluted Earnings Per Share	0.36	0.51	(29.4)	1.45	1.82	(20.3)
Adjusted Diluted Earnings Per Share[1]	0.42	0.51	(17.2)	1.61	1.82	(11.4)

(1)   See the "Non-GAAP Financial Measures" section below for a description of the Company's use of measures not defined by U.S. generally accepted accounting principles (GAAP).

Volume and Net Sales

In thousands	Fourth Quarter Ended			Fiscal Year Ended		
	October 29, 2023	October 30, 2022	% Change	October 29, 2023	October 30, 2022	% Change
Volume (lbs.)	1,155,445	1,160,490	(0.4)	4,411,738	4,604,169	(4.2)
Net Sales	$ 3,198,079	$ 3,283,475	(2.6)	$ 12,110,010	$ 12,458,806	(2.8)

Volume for the fourth quarter of fiscal 2023 was comparable with last year, as higher turkey volumes in each segment were offset by lower Retail volumes in the convenient meals and proteins and the snacking and entertaining verticals. Net sales declined in the fourth quarter, as higher Foodservice segment sales and the benefit from higher turkey volumes were more than offset by lower volumes in the Retail segment and continued pressure in the International segment.

Fiscal 2023 marked the second consecutive year of net sales in excess of $12 billion. Net sales declined for the full year, as the benefit from pricing actions to mitigate inflationary pressures was more than offset by the impact of lower volumes in the Retail and International segments and lower net pricing in certain categories, such as bacon, reflecting raw material commodity deflation. The primary drivers of lower volume in fiscal 2023 were declines in commodity pork availability as a result of the Company's new pork supply agreement and lower turkey supply in the first half of the year from the impacts of HPAI.

In fiscal 2024, the Company expects sales growth, which assumes benefits from modestly higher volumes, growth in key categories, higher brand support and innovation, incremental pricing actions, and the current assumptions for raw material costs. Risks to this outlook include slowing consumer demand and greater-than-expected pricing headwinds in the turkey business.

Cost of Products Sold

	Fourth Quarter Ended			Fiscal Year Ended		
In thousands	October 29, 2023	October 30, 2022	% Change	October 29, 2023	October 30, 2022	% Change
Cost of Products Sold	$ 2,683,655	$ 2,717,058	(1.2)	$ 10,110,169	$ 10,294,120	(1.8)

Cost of products sold for the fourth quarter and full year of fiscal 2023 decreased due to lower sales. On a volume basis, cost of products sold increased 2 percent in fiscal 2023, driven primarily by inflationary pressures stemming from, among other inputs, packaging, logistics, and labor.

In fiscal 2024, costs are expected to moderate relative to the high levels of inflation the business has absorbed since the beginning of fiscal 2021. Raw material input costs for pork, beef, and feed are anticipated to remain volatile and above historical levels. The Company expects its transformation and modernization initiative to begin delivering modest cost savings in fiscal 2024, targeting packaging, logistics, and production costs.

Gross Profit

	Fourth Quarter Ended			Fiscal Year Ended		
In thousands	October 29, 2023	October 30, 2022	% Change	October 29, 2023	October 30, 2022	% Change
Gross Profit	$ 514,425	$ 566,417	(9.2)	$ 1,999,841	$ 2,164,686	(7.6)
Percent of Net Sales	16.1 %	17.3 %		16.5 %	17.4 %	

Consolidated gross profit as a percent of net sales for the fourth quarter and full year of fiscal 2023 decreased, driven primarily by unfavorable mix in the Retail and International segments and the persistent impact of inflationary pressures. Pricing actions helped mitigate some of the impact from inflationary pressures. Compared to fiscal 2022, gross profit as a percent of net sales for the fourth quarter and full year increased for the Foodservice segment but declined for the Retail and International segments.

In fiscal 2024, the Company expects gross profit as a percent of net sales to be comparable to fiscal 2023. Incremental cost inflation and unfavorable sales mix pose the largest risks to this outlook.

Selling, General, and Administrative (SG&A)

	Fourth Quarter Ended			Fiscal Year Ended		
In thousands	October 29, 2023	October 30, 2022	% Change	October 29, 2023	October 30, 2022	% Change
SG&A	$ 216,546	$ 206,487	4.9	$ 942,167	$ 879,265	7.2
Percent of Net Sales	6.8 %	6.3 %		7.8 %	7.1 %	
Adjusted Percent of Net Sales[1]	6.6 %	6.3 %		7.1 %	7.1 %	

(1) See the "Non-GAAP Financial Measures" section below for a description of the Company's use of measures not defined by U.S. generally accepted accounting principles (GAAP).

SG&A expenses for the fourth quarter of fiscal 2023 increased as higher professional service expense related to the Company's transformation and modernization initiative and higher advertising expense were partially offset by lower employee-related expenses. For full year fiscal 2023, the increase in SG&A expenses and SG&A expenses as a percent of net sales is attributed to an adverse arbitration ruling totaling $68.3 million. Adjusted SG&A expenses as a percent of net sales[1] for fiscal 2023 were comparable to the prior year.

Advertising investments in fiscal 2023 were $160 million, representing a 2% increase compared to fiscal 2022.

In fiscal 2024, the Company intends to continue investing in its leading brands and for full year advertising expense to increase compared to the prior year.

Research and development continues to be a vital part of the Company's strategy to grow existing brands and expand into new branded items. Research and development expenses were $33.7 million in fiscal 2023, compared to $34.7 million in fiscal 2022.

Equity in Earnings of Affiliates

	Fourth Quarter Ended			Fiscal Year Ended		
In thousands	**October 29, 2023**	October 30, 2022	% Change	**October 29, 2023**	October 30, 2022	% Change
Equity in Earnings of Affiliates	**$ 541**	$ 7,234	(92.5)	**$ 42,754**	$ 27,185	57.3

Equity in earnings of affiliates for the fourth quarter of fiscal 2023 decreased, resulting from the $7.0 million impairment of a corporate venturing investment. Equity in earnings of affiliates for the full year of fiscal 2023 increased due to significantly higher results for MegaMex Foods, reflecting a benefit from pricing actions and lower avocado input costs.

The Company accounts for its majority-owned operations under the consolidation method. Investments in which the Company owns a minority interest, and for which there are no other indicators of control, are accounted for under the equity or cost method. These investments, including balances due to or from affiliates, are included on the Consolidated Statements of Financial Position as Investments in Affiliates. The composition of this line item as of October 29, 2023, was as follows:

In thousands	Investments in Affiliates
U.S.	$ 214,019
Foreign	511,103
Total	$ 725,121

Goodwill and Intangible Impairment

An impairment charge related to the *Justin's*® trade name of $28.4 million was recorded in the fourth quarter of fiscal 2023.

Interest and Investment Income and Interest Expense

	Fourth Quarter Ended			Fiscal Year Ended		
In thousands	**October 29, 2023**	October 30, 2022	% Change	**October 29, 2023**	October 30, 2022	% Change
Interest and Investment Income	**$ (5,872)**	$ 7,933	(174.0)	**$ 14,828**	$ 28,012	(47.1)
Interest Expense	**18,360**	17,602	4.3	**73,402**	62,515	17.4

Interest and investment income decreased in the fourth quarter of fiscal 2023 primarily due to higher pension costs. Interest and investment income decreased for the full year of fiscal 2023 due to higher pension costs, partially offset by increased interest income and improved performance on the rabbi trust. Interest expense increased in fiscal 2023 due to the impact of an interest rate swap.

Effective Tax Rate

	Fourth Quarter Ended		Fiscal Year Ended	
	October 29, 2023	October 30, 2022	**October 29, 2023**	October 30, 2022
Effective Tax Rate	**20.5 %**	21.7 %	**21.8 %**	21.7 %

The effective tax rate for fiscal 2023 reflects a benefit related to the deduction for foreign-derived intangible income. The fiscal 2022 effective tax rate included a benefit for stock option exercises. For additional information, refer to Note N - Income Taxes of the Notes to the Consolidated Financial Statements.

The Company expects the effective tax rate in fiscal 2024 to be between 21.0 and 23.0 percent.

SEGMENT RESULTS

Net sales and segment profit for each of the Company's reportable segments are set forth below. The Company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, the Company does not represent that these segments, if operated independently, would report the profit and other financial information shown below. Additional segment financial information can be found in Note P - Segment Reporting of the Notes to the Consolidated Financial Statements.

	Fourth Quarter Ended			Fiscal Year Ended		
In thousands	October 29, 2023	October 30, 2022	% Change	October 29, 2023	October 30, 2022	% Change
Net Sales						
Retail	$ 1,983,253	$ 2,066,454	(4.0)	$ 7,749,039	$ 7,987,598	(3.0)
Foodservice	1,032,353	1,009,672	2.2	3,639,492	3,691,408	(1.4)
International	182,474	207,350	(12.0)	721,479	779,799	(7.5)
Total Net Sales	$ 3,198,079	$ 3,283,475	(2.6)	$ 12,110,010	$ 12,458,806	(2.8)
Segment Profit						
Retail	$ 118,660	$ 198,852	(40.3)	$ 577,690	$ 721,832	(20.0)
Foodservice	167,571	148,203	13.1	595,682	547,686	8.8
International	9,511	28,810	(67.0)	55,234	107,642	(48.7)
Total Segment Profit	295,743	375,865	(21.3)	1,228,606	1,377,161	(10.8)
Net Unallocated Expense	49,485	18,498	167.5	214,482	99,297	116.0
Noncontrolling Interest	(452)	128	(454.6)	(653)	239	(372.7)
Earnings Before Income Taxes	$ 245,805	$ 357,495	(31.2)	$ 1,013,472	$ 1,278,103	(20.7)

Volume for the full year of fiscal 2023 was negatively impacted by lower fresh pork availability resulting from the Company's new pork supply agreement (primarily impacting the first quarter) and lower turkey volumes due to the impacts of HPAI in the Company's vertically integrated turkey supply chain (primarily impacting the first half).

Retail

	Fourth Quarter Ended			Fiscal Year Ended		
In thousands	October 29, 2023	October 30, 2022	% Change	October 29, 2023	October 30, 2022	% Change
Volume (lbs.)	788,030	810,044	(2.7)	3,055,393	3,245,625	(5.9)
Net Sales	$ 1,983,253	$ 2,066,454	(4.0)	$ 7,749,039	$ 7,987,598	(3.0)
Segment Profit	118,660	198,852	(40.3)	577,690	721,832	(20.0)
Adjusted Segment Profit[1]	147,043	198,852	(26.1)	606,073	721,832	(16.0)

(1)   See the "Non-GAAP Financial Measures" section below for a description of the Company's use of measures not defined by U.S. generally accepted accounting principles (GAAP).

For the fourth quarter of fiscal 2023, volume and net sales growth from the value-added meats, emerging brands and bacon verticals was more than offset by declines in the convenient meals and proteins and the snacking and entertaining verticals. In addition to continued recovery across the *Jennie-O*® turkey portfolio, items such as *Applegate*® natural and organic meats, *Hormel*® *Black Label*® bacon, *Chi-Chi's*® and *La Victoria*® salsas, *Corn Nuts*® products and *Hormel*® *Square Table*™ entrees grew volume and net sales during the quarter. Net sales declines continued to be partially attributed to the difficult comparison from high levels of demand for *Skippy*® spreads last year. Full year fiscal 2023 net sales declined primarily due to lower volumes from the convenient meals and proteins and value-added meats verticals, declines in the snacking and entertaining vertical and lower market-driven pricing on raw bacon items.

Segment profit declined for the fourth quarter due to lower sales, unfavorable mix and increased brand investments. Additionally, a non-cash impairment charge of $28.4 million was recorded in the fourth quarter associated with the *Justin's*® trade name. For fiscal 2023, segment profit declined due to lower volumes, unfavorable mix, and higher operating expenses, partially offset by the benefit from pricing actions across the portfolio, higher equity in earnings from MegaMex Foods, and improved bacon volumes.

In fiscal 2024, the Company expects volume and net sales from its Retail segment to be comparable to the prior year. Volume growth in key categories, higher brand support and innovation, and a benefit from incremental pricing actions are expected to be positive catalysts for the business. Earnings are expected to decline compared to the prior year, driven primarily by commodity headwinds in the Company's turkey business. Risks to this outlook include a further slowing in consumer demand and greater-than-expected pricing headwinds in the turkey business.

Foodservice

In thousands	Fourth Quarter Ended			Fiscal Year Ended		
	October 29, 2023	October 30, 2022	% Change	October 29, 2023	October 30, 2022	% Change
Volume (lbs.)	279,288	266,447	4.8	1,026,772	1,027,124	—
Net Sales	$ 1,032,353	$ 1,009,672	2.2	$ 3,639,492	$ 3,691,408	(1.4)
Segment Profit	167,571	148,203	13.1	595,682	547,686	8.8

Volume and net sales for the fourth quarter of fiscal 2023 increased, driven by a significant recovery across the *Jennie-O®* turkey portfolio and strong demand for premium bacon, pizza toppings and premium breakfast sausage. Additionally, volume and net sales increased for the *Cafe H®*, *Austin Blues®* and *Hormel® Cure 81®* brands. Net sales declined for full year fiscal 2023 primarily due to lower net pricing in certain categories, reflecting raw material commodity deflation and lower turkey and fresh pork volumes.

For the fourth quarter, segment profit increased due to the contribution from higher volumes and improved mix. Segment profit increased during fiscal 2023 due to improved mix across the portfolio.

In fiscal 2024, the Company anticipates higher volume, net sales and segment profit from its Foodservice segment compared to the prior year. Risks to this outlook include a softening of foodservice industry demand, lower-than-expected raw material input costs (negatively impacting net sales), and higher-than-expected operating costs.

International

In thousands	Fourth Quarter Ended			Fiscal Year Ended		
	October 29, 2023	October 30, 2022	% Change	October 29, 2023	October 30, 2022	% Change
Volume (lbs.)	88,128	83,999	4.9	329,573	331,421	(0.6)
Net Sales	$ 182,474	$ 207,350	(12.0)	$ 721,479	$ 779,799	(7.5)
Segment Profit	9,511	28,810	(67.0)	55,234	107,642	(48.7)

As anticipated, net sales declined for the fourth quarter of fiscal 2023 as a result of lower branded export volumes and lower sales in China, primarily related to the retail business. Volume growth was driven by low-margin turkey and commodity fresh pork. For the full year of fiscal 2023, net sales declined primarily due to lower *SPAM®* luncheon meat exports, lower sales in China, and lower commodity turkey prices.

Segment profit for the fourth quarter declined significantly due to continued softness in China and lower branded export demand, partially offset by the contribution from the Company's minority investment in Garudafood. Segment profit for fiscal 2023 declined significantly due to lower sales in China, lower commodity turkey sales, and lower branded export margins.

In fiscal 2024, the Company expects a rebound in its International segment, including higher net sales and segment profit. This recovery is expected to be driven by improvement across the business, including from its multinational businesses in China and Brazil, partnership in the Philippines, and branded exports. Risks to this outlook include continued softness in China and commodity headwinds impacting the export business.

Unallocated Income and Expense

The Company does not allocate deferred compensation, investment income, interest expense, or interest income to its segments when measuring performance. The Company also retains various other income and unallocated expenses at the corporate level. Equity in Earnings of Affiliates is included in segment profit; however, earnings attributable to the Company's corporate venturing investments and noncontrolling interests are excluded.

	Fourth Quarter Ended		Fiscal Year Ended	
In thousands	**October 29, 2023**	October 30, 2022	**October 29, 2023**	October 30, 2022
Net Unallocated Expense	$ **49,485**	$ 18,498	$ **214,482**	$ 99,297
Noncontrolling Interest	**(452)**	128	**(653)**	239

For the fourth quarter of fiscal 2023, net unallocated expense increased as a result of higher pension costs, higher professional service expenses related to the Company's transformation and modernization initiative, and from the impairment of a corporate venturing investment. In addition to these drivers, net unallocated expense for fiscal 2023 increased as a result of an adverse arbitration ruling totaling $68.3 million.

[1]Non-GAAP Financial Measures

This filing includes measures of financial performance that are not defined by U.S. GAAP. The Company utilizes these non-GAAP measures to understand and evaluate operating performance on a consistent basis. These measures may also be used when making decisions regarding resource allocation and in determining incentive compensation. The Company believes these non-GAAP financial measures provide useful information to investors because they facilitate year-over-year comparison and provide additional information about trends in the Company's operations. Non-GAAP measures are not intended to be a substitute for U.S. GAAP measures in analyzing financial performance. These non-GAAP measures are not in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies.

Adjusted SG&A expenses as a percent of net sales excludes the impact of an adverse arbitration ruling and certain costs associated with the transformation and modernization initiative. Adjusted diluted net earnings per share excludes the impact of an adverse arbitration ruling, impairment charges associated with the *Justin's*® trade name and a corporate venturing investment, and costs associated with the transformation and modernization initiative. The tax impact was calculated using the effective tax rate for the quarter in which the expense was incurred. The non-GAAP financial measure of adjusted segment profit for the Retail segment excludes the impact of the impairment charge associated with the *Justin's*® trade name.

The Company's fiscal 2024 outlook for adjusted diluted net earnings per share is a non-GAAP financial measure that excludes, or has otherwise been adjusted for, items impacting comparability, including estimated charges associated with the transformation and modernization initiative. The Company's strategic investments in the transformation and modernization initiative are expected to cease at the end of the investment period, are not expected to recur in the foreseeable future, and are not considered representative of the Company's underlying operating performance.

The Company provides earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation, and amortization (EBITDA) because these measures are useful to management and investors as indicators of operating strength relative to prior years and are commonly used to benchmark the Company's performance.

The following tables show the calculations to reconcile from the GAAP measures to the non-GAAP financial measures.

ADJUSTED SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES AS A PERCENT OF NET SALES (NON-GAAP) AND ADJUSTED DILUTED NET EARNINGS PER SHARE (NON-GAAP)

| | Fourth Quarter Ended | | | | |
| | October 29, 2023 | | | October 30, 2022 | |
In thousands, except per share amounts	GAAP	Non-GAAP Adjustments	Non-GAAP	Reported GAAP	Non-GAAP % Change
Net Sales	$ 3,198,079	$ —	$ 3,198,079	$ 3,283,475	(2.6)
Cost of Products Sold	2,683,655	(944)	2,682,711	2,717,058	(1.3)
Gross Profit	514,425	944	515,368	566,417	(9.0)
Selling, General, and Administrative	216,546	(6,726)	209,820	206,487	1.6
Equity in Earnings of Affiliates	541	6,985	7,526	7,234	4.0
Goodwill and Intangible Impairment	28,383	(28,383)	—	—	—
Operating Income	270,037	43,038	313,074	367,164	(14.7)
Interest and Investment Income	(5,872)	—	(5,872)	7,933	(174.0)
Interest Expense	18,360	—	18,360	17,602	4.3
Earnings Before Income Taxes	245,805	43,038	288,843	357,495	(19.2)
Provision for Income Taxes	50,322	8,822	59,145	77,484	(23.7)
Net Earnings	195,483	34,216	229,698	280,011	(18.0)
Less: Net Earnings (Loss) Attributable to Noncontrolling Interest	(452)	—	(452)	128	(454.6)
Net Earnings Attributable to Hormel Foods Corporation	$ 195,935	$ 34,216	$ 230,150	$ 279,883	(17.8)
Diluted Net Earnings Per Share	$ 0.36	$ 0.06	$ 0.42	$ 0.51	(17.2)
Selling, General, and Administrative Expenses as a Percent of Net Sales	6.8 %		6.6 %	6.3 %	

| | Fiscal Year Ended | | | | |
| | October 29, 2023 | | | October 30, 2022 | |
In thousands, except per share amounts	GAAP	Non-GAAP Adjustments	Non-GAAP	Reported GAAP	Non-GAAP % Change
Net Sales	$ 12,110,010	$ —	$ 12,110,010	$ 12,458,806	(2.8)
Cost of Products Sold	10,110,169	(944)	10,109,225	10,294,120	(1.8)
Gross Profit	1,999,841	944	2,000,785	2,164,686	(7.6)
Selling, General, and Administrative	942,167	(76,726)	865,441	879,265	(1.6)
Equity in Earnings of Affiliates	42,754	6,985	49,739	27,185	83.0
Goodwill and Intangible Impairment	28,383	(28,383)	—	—	—
Operating Income	1,072,046	113,038	1,185,083	1,312,607	(9.7)
Interest and Investment Income	14,828	—	14,828	28,012	(47.1)
Interest Expense	73,402	—	73,402	62,515	17.4
Earnings Before Income Taxes	1,013,472	113,038	1,126,509	1,278,103	(11.9)
Provision for Income Taxes	220,552	24,012	244,565	277,877	(12.0)
Net Earnings	792,920	89,026	881,945	1,000,226	(11.8)
Less: Net Earnings (Loss) Attributable to Noncontrolling Interest	(653)	—	(653)	239	(372.7)
Net Earnings Attributable to Hormel Foods Corporation	$ 793,572	$ 89,026	$ 882,597	$ 999,987	(11.7)
Diluted Net Earnings Per Share	$ 1.45	$ 0.16	$ 1.61	$ 1.82	(11.4)
Selling, General, and Administrative Expenses as a Percent of Net Sales	7.8 %		7.1 %	7.1 %	

ADJUSTED SEGMENT PROFIT (NON-GAAP)

| | Fourth Quarter Ended | | | | |
| | October 29, 2023 | | | October 30, 2022 | |
In thousands	GAAP	Non-GAAP Adjustments	Non-GAAP	Reported GAAP	Non-GAAP % Change
Segment Profit					
Retail	$ 118,660	$ 28,383	$ 147,043	$ 198,852	(26.1)
Foodservice	167,571	—	167,571	148,203	13.1
International	9,511	—	9,511	28,810	(67.0)
Total Segment Profit	295,743	28,383	324,126	375,865	(13.8)
Net Unallocated Expense	49,485	(14,655)	34,830	18,498	88.3
Noncontrolling Interest	(452)	—	(452)	128	(454.6)
Earnings Before Income Taxes	$ 245,805	$ 43,038	$ 288,843	$ 357,495	(19.2)

| | Fiscal Year Ended | | | | |
| | October 29, 2023 | | | October 30, 2022 | |
In thousands	GAAP	Non-GAAP Adjustments	Non-GAAP	Reported GAAP	Non-GAAP % Change
Segment Profit					
Retail	$ 577,690	$ 28,383	$ 606,073	$ 721,832	(16.0)
Foodservice	595,682	—	595,682	547,686	8.8
International	55,234	—	55,234	107,642	(48.7)
Total Segment Profit	1,228,606	28,383	1,256,989	1,377,161	(8.7)
Net Unallocated Expense	214,482	(84,655)	129,827	99,297	30.7
Noncontrolling Interest	(653)	—	(653)	239	(373.1)
Earnings Before Income Taxes	$ 1,013,472	$ 113,038	$ 1,126,510	$ 1,278,103	(11.9)

ADJUSTED DILUTED NET EARNINGS PER SHARE OUTLOOK (NON-GAAP)

| | Fiscal Year | |
	2024 Outlook	2023 Results
Diluted Net Earnings per Share	$1.43 - $1.57	$1.45
Arbitration Ruling	—	$0.10
Impairment Charges	—	$0.05
Transformation and Modernization Initiative	$0.08	$0.01
Adjusted Diluted Net Earnings per Share	$1.51 - $1.65	$1.61

EBIT AND EBITDA (NON-GAAP)

| | Fiscal Year Ended | |
In thousands	October 29, 2023	October 30, 2022
EBIT:		
Net Earnings Attributable to Hormel Foods Corporation	$ 793,572	$ 999,987
Plus: Income Tax Expense	220,552	277,877
Plus: Interest Expense	73,402	62,515
Less: Interest and Investment Income	14,828	28,012
EBIT	$ 1,072,698	$ 1,312,367
EBITDA:		
EBIT per above	1,072,698	1,312,367
Plus: Depreciation and Amortization	253,311	235,885
EBITDA	$ 1,326,009	$ 1,548,252

FISCAL YEARS 2022 AND 2021

CONSOLIDATED RESULTS

A detailed review of fiscal 2022 performance compared to fiscal 2021 is provided due to the change in reportable segments which occurred in the first quarter of fiscal 2023.

Net Earnings and Diluted Earnings Per Share

In thousands, except per share amounts	Fourth Quarter Ended			Fiscal Year Ended		
	October 30, 2022	October 31, 2021	% Change	October 30, 2022	October 31, 2021	% Change
Net Earnings	$ 279,883	$ 281,738	(0.7)	$ 999,987	$ 908,839	10.0
Diluted Earnings Per Share	0.51	0.51	—	1.82	1.66	9.6
Adjusted Diluted Earnings Per Share[1]	0.51	0.51	—	1.82	1.73	5.2

Volume and Net Sales

In thousands	Fourth Quarter Ended			Fiscal Year Ended		
	October 30, 2022	October 31, 2021	% Change	October 30, 2022	October 31, 2021	% Change
Volume (lbs.)	1,160,490	1,379,848	(15.9)	4,604,169	4,933,136	(6.7)
Organic Volume[1]	1,160,490	1,281,287	(9.4)	4,440,352	4,834,575	(8.2)
Net Sales	$ 3,283,475	$ 3,454,751	(5.0)	$ 12,458,806	$ 11,386,189	9.4
Organic Net Sales[1]	3,283,475	3,207,983	2.4	11,853,241	11,139,421	6.4

(1) See the "Non-GAAP Financial Measures" section below for a description of the Company's use of measures not defined by U.S. generally accepted accounting principles (GAAP).

Consistent with the Company's long-term strategy to better align resources to value-added growth, the overall decline in volume for the fourth quarter and full year of fiscal 2022 was primarily due to lower commodity sales resulting from the Company's new pork supply agreement, which was effective January 1, 2022.

Net sales decreased for the fourth quarter of fiscal 2022 due to reduced commodity sales and the impact from an additional week of sales last year. Organic net sales for the fourth quarter increased, led by growth from the Retail and Foodservice segments. The Retail segment benefited from pricing actions effective at the beginning of the fourth quarter.

Fiscal 2022 marked the third consecutive year of record sales for the Company. Record net sales were primarily driven by the inclusion of the *Planters*® snack nuts business and growth from the Foodservice segment. All segments implemented pricing actions during the fiscal year to combat inflationary pressures.

Cost of Products Sold

In thousands	Fourth Quarter Ended			Fiscal Year Ended		
	October 30, 2022	October 31, 2021	% Change	October 30, 2022	October 31, 2021	% Change
Cost of Products Sold	$ 2,717,058	$ 2,876,669	(5.5)	$ 10,294,120	$ 9,458,283	8.8

Cost of products sold for the fourth quarter decreased, resulting from lower sales due to the additional week in fiscal 2021. For fiscal 2022, cost of products sold increased due to inflationary pressures stemming from raw materials, packaging, freight, labor, and other inputs. The inclusion of the *Planters*® snack nuts business was also a driver of higher costs for the full year.

Gross Profit

In thousands	Fourth Quarter Ended			Fiscal Year Ended		
	October 30, 2022	October 31, 2021	% Change	October 30, 2022	October 31, 2021	% Change
Gross Profit	$ 566,417	$ 578,081	(2.0)	$ 2,164,686	$ 1,927,906	12.3
Percent of Net Sales	17.3 %	16.7 %		17.4 %	16.9 %	

Consolidated gross profit as a percent of net sales for the fourth quarter of fiscal 2022 increased primarily due to improved profitability from the Retail segment. For fiscal 2022, gross profit as a percent of net sales increased primarily due to improved profitability from the Foodservice and International segments, the inclusion of the *Planters*® snack nuts business, and pricing actions to help mitigate inflationary pressures across all segments. Gross profit as a percent of net sales for fiscal 2022 also benefited from the reduction of lower margin commodity sales resulting from the Company's pork supply agreement that was new in fiscal 2022.

Compared to the prior year, gross profit as a percent of net sales for the fourth quarter of fiscal 2022 increased for the Retail segment and declined for the other segments. For fiscal 2022, gross profit as a percent of net sales increased for Foodservice and International segments and decreased modestly for the Retail segment. All business segments were negatively impacted by broad-based inflationary pressures.

Selling, General, and Administrative (SG&A)

	Fourth Quarter Ended			Fiscal Year Ended		
In thousands	October 30, 2022	October 31, 2021	% Change	October 30, 2022	October 31, 2021	% Change
SG&A	$ 206,487	$ 230,441	(10.4)	$ 879,265	$ 853,071	3.1
Percent of Net Sales	6.3 %	6.7 %		7.1 %	7.5 %	

SG&A expenses for the fourth quarter of fiscal 2022 declined primarily due to the additional week in fiscal 2021. SG&A expenses for fiscal 2022 increased due to the inclusion of the *Planters*® snack nuts business and higher marketing and advertising investments. As a percent of net sales, SG&A expenses declined for the full year, driven by record sales and disciplined cost management.

Advertising investments in fiscal 2022 were $157 million, representing a 14 percent increase compared to fiscal 2021.

Research and development continued to be a vital part of the Company's strategy to grow existing brands and expand into new branded items. Research and development expenses were $34.7 million in fiscal 2022, compared to $33.6 million in fiscal 2021.

Equity in Earnings of Affiliates

	Fourth Quarter Ended			Fiscal Year Ended		
In thousands	October 30, 2022	October 31, 2021	% Change	October 30, 2022	October 31, 2021	% Change
Equity in Earnings of Affiliates	$ 7,234	$ 10,041	(28.0)	$ 27,185	$ 47,763	(43.1)

Equity in earnings of affiliates for the fourth quarter and full year of fiscal 2022 decreased significantly due to lower results for MegaMex Foods. MegaMex Foods results were negatively impacted by inflationary pressures, including significantly higher costs for avocados.

The Company accounts for its majority-owned operations under the consolidation method. Investments in which the Company owns a minority interest, and for which there are no other indicators of control, are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included on the Consolidated Statements of Financial Position as Investments in Affiliates. The composition of this line item as of October 30, 2022, was as follows:

In thousands	Investments in Affiliates
U.S.	$ 192,577
Foreign	78,481
Total	$ 271,058

Interest and Investment Income and Interest Expense

	Fourth Quarter Ended			Fiscal Year Ended		
In thousands	October 30, 2022	October 31, 2021	% Change	October 30, 2022	October 31, 2021	% Change
Interest and Investment Income	$ 7,933	$ 10,138	(21.7)	$ 28,012	$ 46,878	(40.2)
Interest Expense	17,602	15,589	12.9	62,515	43,307	44.4

Interest and investment income decreased in the fourth quarter and full year of fiscal 2022 primarily due to losses on the rabbi trust. Interest expense in fiscal 2022 reflects the full year impact of debt issued in 2021.

Effective Tax Rate

	Fourth Quarter Ended		Fiscal Year Ended	
	October 30, 2022	October 31, 2021	October 30, 2022	October 31, 2021
Effective Tax Rate	21.7 %	20.0 %	21.7 %	19.3 %

The effective tax rate for fiscal 2021 included the benefit of one-time state tax discrete items. For additional information, refer to Note N - Income Taxes of the Notes to the Consolidated Financial Statements.

SEGMENT RESULTS

Net sales and segment profit for each of the Company's reportable segments are set forth below. The Company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, the Company does not represent that these segments, if operated independently, would report the profit and other financial information shown below. Additional segment financial information can be found in Note P - Segment Reporting of the Notes to the Consolidated Financial Statements.

	Fourth Quarter Ended			Fiscal Year Ended		
In thousands	October 30, 2022	October 31, 2021	% Change	October 30, 2022	October 31, 2021	% Change
Net Sales						
Retail	$ 2,066,454	$ 2,181,048	(5.3)	$ 7,987,598	$ 7,418,079	7.7
Foodservice	1,009,672	1,043,634	(3.3)	3,691,408	3,130,174	17.9
International	207,350	230,068	(9.9)	779,799	837,936	(6.9)
Total Net Sales	$ 3,283,475	$ 3,454,751	(5.0)	$ 12,458,806	$ 11,386,189	9.4
Segment Profit						
Retail	$ 198,852	$ 167,551	18.7	$ 721,832	$ 690,127	4.6
Foodservice	148,203	163,367	(9.3)	547,686	431,992	26.8
International	28,810	38,970	(26.1)	107,642	116,585	(7.7)
Total Segment Profit	375,865	369,888	1.6	1,377,161	1,238,704	11.2
Net Unallocated Expense	18,498	17,669	4.7	99,297	112,836	(12.0)
Noncontrolling Interest	128	12	994.1	239	301	(20.6)
Earnings Before Income Taxes	$ 357,495	$ 352,230	1.5	$ 1,278,103	$ 1,126,170	13.5

Retail

	Fourth Quarter Ended			Fiscal Year Ended		
In thousands	October 30, 2022	October 31, 2021	% Change	October 30, 2022	October 31, 2021	% Change
Volume (lbs.)	810,044	980,339	(17.4)	3,245,625	3,546,324	(8.5)
Net Sales	$ 2,066,454	$ 2,181,048	(5.3)	$ 7,987,598	$ 7,418,079	7.7
Segment Profit	198,852	167,551	18.7	721,832	690,127	4.6

Net sales for the fourth quarter of fiscal 2022 decreased due to the impact from an additional week in the fourth quarter of last year and lower commodity sales. These declines more than offset strong demand for *Skippy*® peanut butter and the impact of pricing actions across the global flavors and convenient meals and proteins verticals. For fiscal 2022, net sales increased primarily due to the inclusion of the *Planters*® snack nuts business and the impact from strategic pricing actions. Consistent with the Company's long-term strategy to better align resources to value-added growth, the overall decline in volume for the fourth quarter and full year of fiscal 2022 was primarily due to lower commodity sales resulting from the Company's new pork supply agreement, in addition to supply impacts on the Company's vertically integrated supply chain as a result of HPAI.

For the fourth quarter of fiscal 2022, segment profit increased due to higher commodity turkey prices, improved value-added mix, and pricing actions to offset the impact from continued inflationary pressures. Fiscal 2022 segment profit increased, as the contribution from the *Planters*® snack nuts business and higher commodity turkey prices more than offset the impact of inflationary pressures and lower results from MegaMex Foods.

Foodservice

	Fourth Quarter Ended			Fiscal Year Ended		
In thousands	October 30, 2022	October 31, 2021	% Change	October 30, 2022	October 31, 2021	% Change
Volume (lbs.)	266,447	301,111	(11.5)	1,027,124	1,007,667	1.9
Net Sales	$ 1,009,672	$ 1,043,634	(3.3)	$ 3,691,408	$ 3,130,174	17.9
Segment Profit	148,203	163,367	(9.3)	547,686	431,992	26.8

Volume and net sales declined in the fourth quarter of fiscal 2022 due to the impact from an additional week in the fourth quarter of fiscal 2021 and lower turkey sales. Partially offsetting these declines, products such as *Hormel® Natural Choice®* meats, *Hormel® Bacon 1™* fully cooked bacon and *Hormel® Fire Braised™* flame-seared meats grew volume and sales for the fourth quarter of fiscal 2022. Fiscal 2022 volume and net sales increased due to strong results across the portfolio as the industry continued to recover from pandemic-related declines and from the inclusion of the *Planters®* snack nuts business in the convenience channel.

The decline in segment profit for the fourth quarter of fiscal 2022 was driven by the impact from an additional week in the fourth quarter of fiscal 2021 and higher operational, logistics and raw material costs. Segment profit growth for fiscal 2022 was primarily due to significantly higher net sales as described above.

International

	Fourth Quarter Ended			Fiscal Year Ended		
In thousands	October 30, 2022	October 31, 2021	% Change	October 30, 2022	October 31, 2021	% Change
Volume (lbs.)	83,999	98,399	(14.6)	331,421	379,145	(12.6)
Net Sales	$ 207,350	$ 230,068	(9.9)	$ 779,799	$ 837,936	(6.9)
Segment Profit	28,810	38,970	(26.1)	107,642	116,585	(7.7)

In the fourth quarter of fiscal 2022, volume and net sales growth from the *SPAM®* and *Skippy®* brands and the multinational businesses were more than offset by lower commodity turkey, fresh pork and refrigerated export sales. For fiscal 2022, volume and sales declined as a result of lower commodity sales due to the Company's new pork supply agreement, lower turkey sales as a result of the supply impacts on the Company's vertically integrated supply chain from HPAI, and ongoing export logistics challenges.

Segment profit declined in the fourth quarter of fiscal 2022, as growth in China did not overcome the impact of lower commodity turkey sales, lower branded export margins, and higher logistics expenses for the export business. Segment profit for fiscal 2022 declined due in large part to lower results from the export business, which was negatively impacted by logistics challenges and meaningfully higher freight expenses.

Unallocated Income and Expense

The Company does not allocate deferred compensation, investment income, interest expense, or interest income to its segments when measuring performance. The Company also retains various other income and unallocated expenses at the corporate level. Equity in Earnings of Affiliates is included in segment profit; however, earnings attributable to the Company's corporate venturing investments and noncontrolling interests are excluded.

	Fourth Quarter Ended		Fiscal Year Ended	
In thousands	October 30, 2022	October 31, 2021	October 30, 2022	October 31, 2021
Net Unallocated Expense	$ 18,498	$ 17,669	$ 99,297	$ 112,836
Noncontrolling Interest	128	12	239	301

For the fourth quarter of fiscal 2022, net unallocated expense increased slightly as unfavorable investment performance was mostly offset with lower corporate expense.

For fiscal 2022, net unallocated expense decreased due to one-time acquisition costs and accounting adjustments of $43 million related to the acquisition of the *Planters®* snack nuts business in fiscal 2021. The overall decline was partially offset by higher interest expense and lower investment income net of deferred compensation.

Non-GAAP Financial Measures

The non-GAAP financial measure of adjusted diluted earnings per share is presented to provide investors with additional information to facilitate the comparison of past and present operations. This measurement excludes the impact of the acquisition-related expenses and accounting adjustments related to the acquisition of the *Planters*® snack nuts business. The tax impact was calculated using the effective tax rate for the quarter in which the expenses and accounting adjustments were incurred.

The non-GAAP financial measures of organic volume and organic net sales are presented to provide investors with additional information to facilitate the comparison of past and present operations. Organic volume and organic net sales exclude the impacts of the acquisition of the *Planters*® snack nuts business (June 2021) in the Retail, Foodservice, and International segments. Organic volume and organic net sales also exclude the impact of the 53rd week in fiscal 2021 as approximated based on average weekly sales for the fourth quarter (fourteen weeks) ended October 31, 2021.

The Company provides earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation, and amortization (EBITDA) because these measures are useful to management and investors as indicators of operating strength relative to prior years and are commonly used to benchmark the Company's performance.

The Company believes these non-GAAP financial measures provide useful information to investors because they are the measures used to evaluate performance on a comparable year-over-year basis. Non-GAAP measures are not intended to be a substitute for U.S. GAAP measures in analyzing financial performance. These non-GAAP measures are not in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies.

The following tables show the calculations to reconcile from the GAAP measures to the non-GAAP adjusted measures.

ADJUSTED DILUTED EARNINGS PER SHARE (NON-GAAP)

	Fiscal Year Ended				
	October 30, 2022	October 31, 2021			
In thousands, except per share amounts	Reported GAAP	Reported GAAP	Acquisition Costs and Adjustments	Non-GAAP	Non-GAAP % Change
Net Sales	$ 12,458,806	$ 11,386,189	$ —	$ 11,386,189	9.4
Cost of Products Sold	10,294,120	9,458,283	(12,900)	9,445,383	9.0
Gross Profit	2,164,686	1,927,906	12,900	1,940,806	11.5
Selling, General, and Administrative	879,265	853,071	(30,303)	822,768	6.9
Equity in Earnings of Affiliates	27,185	47,763	—	47,763	(43.1)
Operating Income	1,312,607	1,122,599	43,203	1,165,802	12.6
Interest and Investment Income (Expense)	28,012	46,878	—	46,878	(40.2)
Interest Expense	62,515	43,307	—	43,307	44.4
Earnings Before Income Taxes	1,278,103	1,126,170	43,203	1,169,373	9.3
Provision for Income Taxes	277,877	217,029	5,975	223,004	24.6
Net Earnings	1,000,226	909,140	37,228	946,368	5.7
Less: Net Earnings Attributable to Noncontrolling Interest	239	301	—	301	(20.5)
Net Earnings Attributable to Hormel Foods Corporation	$ 999,987	$ 908,839	$ 37,228	$ 946,067	5.7
Diluted Net Earnings Per Share	$ 1.82	$ 1.66	$ 0.06	$ 1.73	5.2

ORGANIC VOLUME (NON-GAAP)

	Fourth Quarter Ended				
	October 30, 2022	October 31, 2021			
Lbs., in thousands	Reported (GAAP)	Reported (GAAP)	53rd Week	Organic (Non-GAAP)	Organic % Change
Retail	810,044	980,339	(70,024)	910,315	(11.0)
Foodservice	266,447	301,111	(21,508)	279,603	(4.7)
International	83,999	98,399	(7,029)	91,371	(8.1)
Total Volume	1,160,490	1,379,848	(98,561)	1,281,287	(9.4)

| Lbs., in thousands | Fiscal Year Ended | | | | | | |
| | October 30, 2022 | | | October 31, 2021 | | | |
	Reported (GAAP)	Acquisitions	Organic (Non-GAAP)	Reported (GAAP)	53rd Week	Organic (Non-GAAP)	Organic % Change
Retail	3,245,625	(138,186)	3,107,439	3,546,324	(70,024)	3,476,300	(10.6)
Foodservice	1,027,124	(22,127)	1,004,997	1,007,667	(21,508)	986,159	1.9
International	331,421	(3,503)	327,918	379,145	(7,029)	372,117	(11.9)
Total Volume	4,604,169	(163,817)	4,440,352	4,933,136	(98,561)	4,834,575	(8.2)

ORGANIC NET SALES (NON-GAAP)

| In thousands | Fourth Quarter Ended | | | | |
| | October 30, 2022 | October 31, 2021 | | | |
	Reported (GAAP)	Reported (GAAP)	53rd Week	Organic (Non-GAAP)	Organic % Change
Retail	$ 2,066,454	$ 2,181,048	$ (155,789)	$ 2,025,259	2.0
Foodservice	1,009,672	1,043,634	(74,545)	969,089	4.2
International	207,350	230,068	(16,433)	213,635	(2.9)
Total Net Sales	$ 3,283,475	$ 3,454,751	$ (246,768)	$ 3,207,983	2.4

| In thousands | Fiscal Year Ended | | | | | | |
| | October 30, 2022 | | | October 31, 2021 | | | |
	Reported (GAAP)	Acquisitions	Organic (Non-GAAP)	Reported (GAAP)	53rd Week	Organic (Non-GAAP)	Organic % Change
Retail	$ 7,987,598	$ (514,708)	$ 7,472,890	$ 7,418,079	$ (155,789)	$ 7,262,290	2.9
Foodservice	3,691,408	(80,979)	3,610,429	3,130,174	(74,545)	3,055,629	18.2
International	779,799	(9,877)	769,922	837,936	(16,433)	821,503	(6.3)
Total Net Sales	$ 12,458,806	$ (605,565)	$ 11,853,241	$ 11,386,189	$ (246,768)	$ 11,139,421	6.4

EBIT AND EBITDA (NON-GAAP)

| In thousands | Fiscal Year Ended | |
	October 30, 2022	October 31, 2021
EBIT:		
Net Earnings Attributable to Hormel Foods Corporation	$ 999,987	$ 908,839
Plus: Income Tax Expense	277,877	217,029
Plus: Interest Expense	62,515	43,307
Less: Interest and Investment Income	28,012	46,878
EBIT	$ 1,312,367	$ 1,122,297
EBITDA:		
EBIT per above	1,312,367	1,122,297
Plus: Depreciation and Amortization	235,885	209,309
EBITDA	$ 1,548,252	$ 1,331,606

LIQUIDITY AND CAPITAL RESOURCES

When assessing liquidity and capital resources, the Company evaluates cash and cash equivalents, short-term and long-term investments, income from operations, and borrowing capacity.

Cash Flow Highlights

| In millions | Fiscal Year Ended | |
	October 29, 2023	October 30, 2022
Cash and Cash Equivalents	$ 737	$ 982
Cash Provided By (Used in) Operating Activities	1,048	1,135
Cash Provided by (Used in) Investing Activities	(690)	(258)
Cash Provided by (Used in) Financing Activities	(600)	(487)

Cash and cash equivalents decreased in fiscal 2023. The Company's income from operations was sufficient to cover dividend payments and capital expenditures. Cash on hand was also used to fund an investment in Garudafood, a food and beverage company in Indonesia. Additional details related to significant drivers of cash flows are provided below.

Cash Provided by (Used in) Operating Activities

▪ Cash flows from operating activities were largely impacted by changes in operating assets and liabilities.
  – Accounts receivable decreased $49 million in fiscal 2023 primarily due to timing of sales and more efficient collections. The $28 million decrease in fiscal 2022 is largely due to timing of collections.
  – In fiscal 2023, inventory decreased $36 million as a result of strategic inventory management efforts implemented to address elevated inventory levels. The $352 million increase in fiscal 2022 is due to inflation in raw material and other input costs and maintaining higher inventory levels.
  – Prepaid expenses and other assets increased $69 million in fiscal 2023 primarily due to cash collateral requirements for the Company's hedging programs and timing of payments related to infrastructure improvement commitments. The increase in fiscal 2022 of $15 million is primarily due to the timing of payments.
  – Accounts payable and accrued expenses decreased $141 million in fiscal 2023 related to the timing of payments and lower promotional and incentive compensation expenses. In fiscal 2022, accounts payable and accrued expenses decreased $15 million related to the timing of payments.

Cash Provided by (Used in) Investing Activities

▪ In fiscal 2023, the Company acquired a minority interest in Garudafood for $426 million, including associated transaction costs.
▪ Capital expenditures were $270 million and $279 million in fiscal 2023 and 2022, respectively. The largest projects for fiscal 2023 included a new production line for the *SPAM*® family of products in Dubuque, Iowa, initial phases of the transition from harvest to value-added capacity in Barron, Wisconsin, wastewater infrastructure in Austin, Minnesota, and pepperoni capacity in Omaha, Nebraska. The largest spend in fiscal 2022 also included the capacity expansion for *SPAM*® and pepperoni as well as for bacon in Austin, Minnesota.

Cash Provided by (Used in) Financing Activities

▪ Cash dividends paid to the Company's shareholders are an ongoing financing activity for the Company with payments totaling $593 million in fiscal 2023 and $558 million in fiscal 2022. The dividend rate was $1.10 per share in fiscal 2023 compared to $1.04 per share in fiscal 2022.
▪ During fiscal 2023, the Company repurchased 310,000 shares for $12 million.

Sources and Uses of Cash

The Company's balanced business model, with diversification across raw material inputs, channels, and categories, provides stability in ever changing economic environments. The Company maintains a disciplined capital allocation strategy by applying a waterfall approach, which focuses first on required uses of cash such as capital expenditures to maintain facilities, dividend returns to investors, mandatory debt repayments, and pension obligations. Next, the Company looks to strategic items in support of growth initiatives such as capital projects, acquisitions, additional dividend increases, and working capital investments. Finally, the Company evaluates opportunistic uses including incremental debt repayment and share repurchases.

The Company believes its anticipated income from operations, cash on hand, borrowing capacity under the current credit facility, and access to capital markets will be adequate to meet all short-term and long-term commitments. The Company continues to look for opportunities to make investments and acquisitions that align with its strategic priorities. The Company's ability to leverage its balance sheet through the issuance of debt provides the flexibility to pursue strategic opportunities which may require additional funding.

Dividend Payments

The Company remains committed to providing returns to investors through cash dividends. The Company has paid 381 consecutive quarterly dividends since becoming a public company in 1928. The annual dividend rate for fiscal 2024 will increase to $1.13 per share, representing the 58th consecutive annual dividend increase.

Capital Expenditures

Capital expenditures are first allocated to required maintenance and then growth opportunities based on the needs of the business. Capital expenditures supporting growth opportunities in fiscal 2024 are expected to focus on projects related to value-added capacity, infrastructure, and new technology. Capital expenditures for fiscal 2024 are estimated to be $280 million.

Debt

As of October 29, 2023, the Company's outstanding debt included $3.3 billion of fixed rate unsecured senior notes due in fiscal 2024, 2028, 2030, and 2051 with interest payable semi-annually. During fiscal 2023, the Company made $55 million of interest payments and expects to make $55 million of interest payments in fiscal 2024 on these notes. In fiscal 2023, $950 million of the notes was reclassified as Current Maturities of Long-term Debt on the Consolidated Statements of Financial Position. See Note L - Long-Term Debt and Other Borrowing Arrangements of the Notes to the Consolidated Financial Statements for additional information.

Borrowing Capacity

As a source of short-term financing, the Company maintains a $750 million unsecured revolving credit facility. The maximum commitment under this credit facility may be further increased by $375 million, generally by mutual agreement of the lenders and the Company, subject to certain customary conditions. Funds drawn from this facility may be used by the Company to refinance existing debt, for working capital or other general corporate purposes, and for funding acquisitions. The lending commitments under the facility are scheduled to expire on May 6, 2026, at which time the Company will be required to pay in full all obligations then outstanding. As of October 29, 2023, the Company had no outstanding draws from this facility.

Debt Covenants

The Company's debt and credit agreements contain customary terms and conditions including representations, warranties, and covenants. These debt covenants limit the ability of the Company to, among other things, incur debt for borrowed money secured by certain liens, engage in certain sale and leaseback transactions, and require maintenance of certain consolidated leverage ratios. As of October 29, 2023, the Company was in compliance with all covenants and expects to maintain compliance in the future.

Cash Held by International Subsidiaries

As of October 29, 2023, the Company had $164 million of cash and cash equivalents held by international subsidiaries. The Company maintains all undistributed earnings as permanently reinvested. The Company evaluates the balance and uses of cash held internationally based on the needs of the business.

Share Repurchases

The Company is authorized to repurchase 3,677,494 shares of common stock as part of an existing plan approved by the Company's Board of Directors. During fiscal 2023, the Company repurchased 310,000 shares for $12 million. The Company continues to evaluate share repurchases as part of its capital allocation strategy.

Commitments

The following table shows a schedule of the Company's material cash commitments as of October 29, 2023:

	Payments Due by Periods				
In millions	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase Commitments[1]	$ 2,763	$ 1,229	$ 1,178	$ 298	$ 59
Debt Repayments[2]	3,300	950	—	750	1,600
Interest Payments on Long-term Debt[2]	708	55	98	98	457
Pension & Other Post-retirement Benefit Payments[3]	1,138	104	217	227	590
Lease Obligations[4]	194	41	69	47	36
Other Commitments[5]	110	51	59	—	—

(1)   The Company commits to purchase quantities of livestock, grain, and other raw materials to ensure a steady supply of production inputs. The Company uses hedging programs to manage price risk associated with a portion of the future grain and hog commitments. The purchase commitments listed above do not reflect the impact of the hedging instruments that manage the risk of fluctuating commodity markets. See Note F - Derivatives and Hedging and Note J - Commitments and Contingencies of the Notes to the Consolidated Financial Statements for additional information.

(2)   As of October 29, 2023, the Company's outstanding debt included unsecured senior notes due in fiscal 2024, 2028, 2030, and 2051. The Company is required by certain covenants in its debt agreements to maintain specified levels of financial ratios and financial position. See Note L - Long-Term Debt and Other Borrowing Arrangements of the Notes to the Consolidated Financial Statements for additional information.

(3)   Represents pension and other post-retirement benefit payments related to the Company's unfunded defined benefit plans. Benefit payments reflect expectations for the next ten years as estimates are not readily available beyond that point. See Note G - Pension and Other Post-Retirement Benefits of the Notes to the Consolidated Financial Statements for additional information.

(4)   See Note K - Leases of the Notes to the Consolidated Financial Statements for additional detail. Lease payments exclude $31.2 million of legally binding minimum lease payments for leases signed but not yet commenced.

(5)   Includes obligations related to infrastructure improvements supporting various manufacturing facilities and a media advertising agreement.

Off Balance Sheet Arrangements

As of October 29, 2023, the Company had $48.6 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the Company's self-insured workers compensation programs. This amount includes revocable standby letters of credit totaling $2.7 million for obligations of an affiliated party that may arise under workers compensation claims. Letters of credit are not reflected on the Consolidated Statements of Financial Position.

CRITICAL ACCOUNTING ESTIMATES

Management's discussion and analysis of financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the Company to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. See Note A - Summary of Significant Accounting Policies of the Notes to the Consolidated Financial Statements for additional information.

Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. The Company believes the following are its critical accounting estimates:

Revenue Recognition

Description: The Company recognizes sales at the point in time when the performance obligation has been satisfied and control of the product has transferred to the customer. Obligations for the Company are usually fulfilled once shipped product is received or picked up by the customer. Revenue is recorded net of applicable provisions for discounts, returns, and allowances.

Judgments and Uncertainties: The Company offers various sales incentives to customers and consumers. Incentives offered off-invoice include prompt pay allowances, will call allowances, spoilage allowances, and temporary price reductions. These incentives are recognized as reductions of revenue at the time control is transferred. Coupons are used as an incentive for consumers to purchase various products. The coupons reduce revenue at the time they are offered, based on estimated redemption rates. Promotional contracts are performed by customers to promote the Company's products to consumers. These incentives reduce revenue at the time of performance through direct payments and accrued promotional funds. Accrued promotional funds are unpaid liabilities for promotional contracts in process or completed at the end of a quarter or fiscal year. Accruals with customers are based on defined performance.

Sensitivity of Estimate to Change: The liability relating to these agreements is based on a review of the outstanding contracts on which performance has taken place but which the promotional payments relating to such contracts remain unpaid as of the end of the fiscal year. The level of customer performance and the historical spend rate versus contracted rates are estimates used to determine these liabilities.

Income Taxes

Description: The Company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

Judgments and Uncertainties: The Company computes its provision for income taxes based on the statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it operates. Judgment is required in evaluating the Company's tax positions and determining its annual tax provision.

Sensitivity of Estimate to Change: While the Company considers all of its tax positions fully supportable, the Company is occasionally challenged by various tax authorities regarding the amount of taxes due. The Company recognizes a tax position in its financial statements when it is more likely than not the position will be sustained upon examination, based on its technical merits. The position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A change in judgment related to the expected ultimate resolution of uncertain tax positions will be recognized in earnings in the quarter of such change. As of October 29, 2023, the Company had $21.5 million of unrecognized tax benefits, including estimated interest and penalties, recorded in Other Long-term Liabilities.

Business Combinations

Description: The Company accounts for business combinations using the acquisition method of accounting. The Company allocates the purchase price of an acquired business to the assets acquired and liabilities assumed based upon their estimated fair values at the acquisition date with the excess recorded as Goodwill.

Judgments and Uncertainties: The acquisition method of accounting requires the Company to make significant estimates and assumptions regarding the fair value of the acquired assets. Fair value of the assets and liabilities acquired is determined through established valuation techniques, such as the income, cost or market approach. The Company may utilize third-party valuation experts to assist in the fair value determination. The fair value measurements of identifiable intangibles are based on available historical information and expectations and assumptions about the future. Significant assumptions used to value identifiable intangible assets may include projected revenue growth, estimated cash flows, discount rates, royalty rates, and other factors.

Determining the useful life of an intangible asset also requires judgment. Certain acquired brands are expected to have indefinite lives based on their history and the Company's intent to continue to support and build the brands. Other acquired assets, such as customer relationships, are expected to have determinable useful lives.

Sensitivity of Estimate to Change: The Company did not have any business combinations in fiscal 2023 and 2022. On June 7, 2021, the Company acquired the *Planters*® snack nuts business for $3.4 billion and used a third-party valuation specialist to perform the valuation of the assets acquired. Refer to Note B - Acquisitions and Divestitures of the Notes to the Consolidated

Financial Statements for additional information. The Company acquired trade names which were determined to have a fair value of $712.0 million. Key assumptions used to calculate the fair value of the trade names using a relief from royalty model included revenue projections, royalty rates, and discount rates. The Company also identified customer relationships which were assigned a fair value of $51.0 million using the distributor method under the income approach. Assumptions in valuing this asset included future earnings projections, customer attrition rate, and discount rate, among others. The Company believes the estimates applied are based on reasonable assumptions, but which are inherently uncertain. As a result, actual results may differ from the assumptions and judgments used to determine fair value of the assets acquired, which could result in material impairment losses in the future.

Goodwill and Other Indefinite-Lived Intangibles

Description: Other indefinite-lived intangible assets primarily include trade names obtained through business acquisitions which are originally recorded at their estimated fair values at the date of acquisition. Goodwill is the residual after allocating the purchase price to net assets acquired and is allocated across the Company's reporting units: Retail, Foodservice, and International. Goodwill and indefinite-lived intangible assets are not amortized but tested annually for impairment, or more frequently if impairment indicators arise. If the carrying value of these assets exceeds the estimated fair value, the asset is considered impaired which requires a reduction to earnings. See Note A - Summary of Significant Accounting Policies of the Notes to the Consolidated Financial Statements for additional details regarding the Company's procedures.

Judgments and Uncertainties: Determining whether impairment indicators exist and estimating the fair value of the Company's goodwill reporting units and intangible assets for impairment testing requires significant judgment. Indefinite-lived trade names are evaluated for impairment using an income approach utilizing the relief from royalty method. Significant assumptions include royalty rate, annual projected revenue, discount rate, and estimated long-term growth rate. Estimating the fair value of goodwill reporting units using the discounted cash flow model requires management to make assumptions and projections of future cash flows, revenues, earnings, discount rates, long-term growth rates, and other factors.

Sensitivity of Estimate to Change: The assumptions used to assess impairment consider historical trends, macroeconomic conditions, and projections consistent with the Company's operating strategy. Changes in these estimates can have a significant impact on the assessment of fair value which could result in material impairment losses.

As a result of organizational changes in the first quarter of fiscal 2023, the Company conducted an assessment of its operating segments and reporting units. Based on this analysis, goodwill was reallocated using the relative fair value approach. Prior to the goodwill reallocation, an impairment assessment was performed which indicated no impairment to the Company's reporting units. Subsequent to the goodwill reallocation, the Company completed quantitative impairment testing on each new reporting unit. The estimated fair value of each goodwill reporting unit exceeded the calculated carrying value by more than 50 percent. During the fourth quarter of fiscal 2023, the Company performed a qualitative assessment of goodwill. No goodwill impairment charges were recorded as a result of the assessment. Based on the quantitative testing performed in the first quarter of fiscal 2023, a 10 percent decline in projected cash flows or 10 percent increase in the discount rate would not result in an impairment.

The Company also performed a qualitative impairment assessment for indefinite-lived intangible assets in the fourth quarter of fiscal 2023. As a result of the qualitative assessment, it was determined that it was more likely than not the *Justin's*® trade name was impaired, and the Company performed a quantitative impairment test. As a result of the quantitative impairment test, a $28.4 million intangible asset impairment charge was recorded for the *Justin's*® trade name. No other impairment charges were recorded as a result of the qualitative assessment. The Company last completed quantitative testing for the other indefinite-lived intangible assets in fiscal 2021 and the estimated fair value of each indefinite-lived intangible asset exceeded the carrying value by more than 10 percent. Based on the fiscal 2021 testing, a 10 percent decline in forecasted revenue or 10 percent increase in the discount rate would not result in a material impairment. Based on the fiscal 2023 quantitative impairment test, a 10 percent decline in forecasted revenue or 10 percent increase in the discount rate used for the *Justin's*® trade name would not result in additional material impairment.

Pension and Other Post-Retirement Benefits

Description: The Company sponsors several defined benefit pension and post-retirement health care benefit plans and recognizes the associated expenses, assets, and liabilities.

Judgments and Uncertainties: In accounting for these employment costs and the associated benefit obligations, management must make a variety of assumptions and estimates including mortality rates, discount rates, compensation increases, expected return on plan assets, health care cost trend rates, and interest crediting rates. The Company considers historical data as well as current facts and circumstances when determining these estimates. Expected long-term rate of return on plan assets is based on fair value, composition of the asset portfolio, historical long-term rates of return, and estimates of future performance. Mortality and discount rates used are based on actuarial tables elected at each fiscal year-end. The Company uses third-party specialists to assist in the determination of these estimates and the calculation of certain employee benefit expenses and the outstanding obligation.

Benefit plan assets are stated at fair value. Due to the lack of readily available market prices, private equity investments are valued by models using a combination of available market data and unobservable inputs that consider earnings multiples, discounted cash flows, and other qualitative and quantitative factors. Other benefit plan investments are measured at Net Asset Value (NAV) per share of the fund's underlying investments as a practical expedient.

Sensitivity of Estimate to Change: The assumed discount rate, expected long-term rate of return on plan assets, rate of future compensation increase, interest crediting rate, and the health care cost trend rate have a significant impact on the amounts reported for the benefit plans. For the year ended October 29, 2023, the Company had $1.2 billion and $186.2 million in pension benefit obligation and post-retirement benefit obligation, respectively. For fiscal 2024, the Company expects pension benefit costs of $44.3 million and post-retirement benefit costs of $10.5 million. A one-percentage-point change in these rates would have the following effects:

| | One-Percentage-Point | | | |
| | Benefit Cost | | Benefit Obligation | |
In millions	Increase	Decrease	Increase	Decrease
Pension Benefits				
Discount Rate	$ (11.0)	$ 13.0	$ (108.5)	$ 129.7
Expected Long-term Rate of Return on Plan Assets	(11.5)	11.5	—	—
Rate of Future Compensation Increase	1.7	(1.5)	1.0	(1.3)
Interest Crediting Rate	4.3	(3.6)	11.6	(10.2)
Post-retirement Benefits				
Discount Rate	$ (0.2)	$ 0.3	$ (12.4)	$ 14.3
Health Care Cost Trend Rate	1.0	(0.9)	14.3	(12.6)

As of October 29, 2023, the Company had $79.4 million and $638.4 million of private equity and NAV investments, respectively. These valuations are subject to judgments and assumptions of the funds which may prove to be incorrect, resulting in risks of incorrect valuation of these investments. The Company seeks to mitigate these risks by evaluating the appropriateness of the funds' judgments and assumptions by reviewing the financial data included in the funds' financial statements. The Company also holds quarterly meetings with the investment adviser to review fund performance, which include comparisons to the relevant indices. On an annual basis, the Company performs pricing tests on certain underlying investments to gain additional assurance of the reliability of values received from the fund manager.

See Note G - Pension and Other Post-Retirement Benefits of the Notes to the Consolidated Financial Statements for additional information.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to various forms of market risk as a part of its ongoing business practices. The Company utilizes derivative instruments to mitigate earnings fluctuations due to market volatility.

Commodity Price Risk: The Company is subject to commodity price risk primarily through grain, lean hog, and natural gas markets. To reduce these exposures and offset the fluctuations caused by changes in market conditions, the Company employs hedging programs. These programs utilize futures, swaps, and options contracts and are accounted for as cash flow hedges. The fair value of the Company's cash flow commodity contracts as of October 29, 2023, was $17.1 million compared to $21.6 million as of October 30, 2022. The Company measures its market risk exposure on its cash flow commodity contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices. A 10 percent decrease in the market price would have negatively impacted the fair value of the Company's cash flow commodity contracts as of October 29, 2023, by $26.3 million, which in turn would lower the Company's future cost on purchased commodities by a similar amount.

Interest Rate Risk: The Company is subject to interest rate risk primarily from changes in fair value of long-term fixed rate debt. As of October 29, 2023, the Company's long-term debt had a fair value of $2.7 billion compared to $2.7 billion as of October 30, 2022. The Company measures its market risk exposure of long-term fixed rate debt using a sensitivity analysis, which considers a 10 percent change in interest rates. A 10 percent decrease in interest rates would have positively impacted the fair value of the Company's long-term debt as of October 29, 2023, by $83.6 million. A 10 percent increase would have negatively impacted the long-term debt by $77.5 million.

Foreign Currency Exchange Rate Risk: The fair values of certain assets are subject to fluctuations in foreign currency exchange rates. The Company's net asset position in foreign currencies as of October 29, 2023, was $1.1 billion, compared to $652.4 million as of October 30, 2022, with most of the exposure existing in Indonesian rupiah, Chinese yuan, and Brazilian real. The Company currently does not use market risk sensitive instruments to manage this risk.

Investment Risk: The Company has corporate-owned life insurance policies classified as trading securities as part of a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans. As of October 29, 2023, the balance of these securities totaled $188.2 million compared to $186.2 million as of October 30, 2022. The rabbi trust is invested primarily in fixed income funds. The Company is subject to market risk due to fluctuations in the value of the remaining investments as unrealized gains and losses associated with these securities are included in the Company's net earnings on a mark-to-market basis. A 10 percent decline in the value of the investments not held in fixed income funds would have negatively impacted the Company's pretax earnings by approximately $7.8 million, while a 10 percent increase in value would have a positive impact of the same amount.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Management

Management's Responsibility for Financial Statements

The accompanying financial statements were prepared by the management of Hormel Foods Corporation which is responsible for their integrity and objectivity. These statements have been prepared in accordance with U.S. generally accepted accounting principles appropriate in the circumstances and, as such, include amounts that are based on our best estimates and judgments.

Hormel Foods Corporation has developed a system of internal controls designed to assure that the records reflect the transactions of the Company and that the established policies and procedures are adhered to. This system is augmented by well-communicated written policies and procedures, a strong program of internal audit and well-qualified personnel.

These financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm, and their report is included herein. The audit was conducted in accordance with the standards of the U.S. Public Company Accounting Oversight Board and includes a review of the Company's accounting and financial controls and tests of transactions.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent auditors, management, and the internal auditors to assure that each is carrying out its responsibilities. Both Ernst & Young LLP and our internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the results of their audit work and their opinions on the adequacy of internal controls and the quality of financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of Hormel Foods Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Exchange Act Rule 13a–15(f). The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards. Under the supervision, and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on our evaluation under the framework in *Internal Control - Integrated Framework*, we concluded that our internal control over financial reporting was effective as of October 29, 2023. Our internal control over financial reporting as of October 29, 2023, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ James P. Snee

James P. Snee
Chairman of the Board,
President and Chief Executive Officer

/s/ Jacinth C. Smiley

Jacinth C. Smiley
Executive Vice President
and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Hormel Foods Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Hormel Foods Corporation's internal control over financial reporting as of October 29, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Hormel Foods Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of October 29, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of October 29, 2023 and October 30, 2022, the related consolidated statements of operations, comprehensive income, changes in shareholders' investment and cash flows for each of the three years in the period ended October 29, 2023 and the related notes and schedule listed in the Index at Item 15 and our report dated December 6, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

December 6, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Hormel Foods Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation (the Company) as of October 29, 2023 and October 30, 2022, the related consolidated statements of operations, comprehensive income, changes in shareholders' investment and cash flows for each of the three years in the period ended October 29, 2023 and the related notes and financial statement schedule listed in the Index at Item 15 (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at October 29, 2023 and October 30, 2022, and the results of its operations and its cash flows for each of the three years in the period ended October 29, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of October 29, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 6, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Valuation of Alternative Investments — Pension Assets

Description of the Matter	At October 29, 2023, the Company had $1.2 billion in plan assets related to the defined benefit pension plans. Approximately 61% of the total pension assets are in private equity funds, real estate – domestic funds, global stocks – collective investment funds, global stocks – gold funds, hedge funds, fixed income – hedge funds, and fixed income – collective investment funds. These types of investments are referred to as "alternative investments." As documented in the notes of the financial statements, these alternative investments are valued at net asset value (NAV) or are valued using significant unobservable inputs.
	Auditing the fair value of these alternative investments is challenging because of the higher estimation uncertainty of the inputs to the fair value calculations, including the underlying NAVs, discounted cash flow valuations, comparable market valuations, and adjustments for currency, credit liquidity and other risks. Additionally, certain information regarding the fair value of these alternative investments is based on unaudited information available to management at the time of valuation.

Valuation of Alternative Investments — Pension Assets

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls addressing the risk of material misstatement relating to valuation of alternative investments. This included testing management's review controls over the valuation of alternative investments, for example, a review of fund performance in comparison to the selected benchmark and meetings with the investment advisor on a quarterly basis to review market performance and fund returns in comparison with relevant indices and the investment policy. We also tested management's independent price testing of underlying investments performed for certain investments on a quarterly basis.
	Our audit procedures included, among others, inquiring of management and the investment advisor regarding changes to the investment portfolio and investment strategies. We confirmed the fair value of the investments and ownership interest directly with the fund managers. We inspected the trust statement for observable transactions near year end to compare to the estimated fair value. We also obtained the latest audited financial statements for certain investments, performed a rollforward of the investment balance to compute an estimated market return on investment, and compared the market return to relevant benchmarks.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1931.

Minneapolis, Minnesota

December 6, 2023

Consolidated Statements of Operations

In thousands, except per share amounts		October 29, 2023		October 30, 2022		October 31, 2021
			Fiscal Year Ended			
Net Sales	$	**12,110,010**	$	12,458,806	$	11,386,189
Cost of Products Sold		**10,110,169**		10,294,120		9,458,283
Gross Profit		**1,999,841**		2,164,686		1,927,906
Selling, General, and Administrative		**942,167**		879,265		853,071
Equity in Earnings of Affiliates		**42,754**		27,185		47,763
Goodwill and Intangible Impairment		**28,383**		—		—
Operating Income		**1,072,046**		1,312,607		1,122,599
Interest and Investment Income		**14,828**		28,012		46,878
Interest Expense		**73,402**		62,515		43,307
Earnings Before Income Taxes		**1,013,472**		1,278,103		1,126,170
Provision for Income Taxes		**220,552**		277,877		217,029
Net Earnings		**792,920**		1,000,226		909,140
Less: Net Earnings (Loss) Attributable to Noncontrolling Interest		**(653)**		239		301
Net Earnings Attributable to Hormel Foods Corporation	$	**793,572**	$	999,987	$	908,839
Net Earnings Per Share:						
Basic	$	**1.45**	$	1.84	$	1.68
Diluted	$	**1.45**	$	1.82	$	1.66
Weighted-average Shares Outstanding:						
Basic		**546,421**		544,918		541,114
Diluted		**548,982**		549,566		547,580

See Notes to the Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

	Fiscal Year Ended		
In thousands	October 29, 2023	October 30, 2022	October 31, 2021
Net Earnings	$ 792,920	$ 1,000,226	$ 909,140
Other Comprehensive Income (Loss), Net of Tax:			
Foreign Currency Translation	3,588	(39,393)	13,379
Pension and Other Benefits	11,632	65,587	71,967
Derivatives and Hedging	(38,940)	(5,267)	33,034
Equity Method Investments	6,847	—	—
Total Other Comprehensive Income (Loss)	(16,874)	20,927	118,380
Comprehensive Income	776,045	1,021,153	1,027,520
Less: Comprehensive Income (Loss) Attributable to Noncontrolling Interest	(836)	(542)	700
Comprehensive Income Attributable to Hormel Foods Corporation	$ 776,881	$ 1,021,695	$ 1,026,820

See Notes to the Consolidated Financial Statements

Consolidated Statements of Financial Position

In thousands, except share and per share amounts	October 29, 2023	October 30, 2022
Assets		
Cash and Cash Equivalents	$ 736,532	$ 982,107
Short-term Marketable Securities	16,664	16,149
Accounts Receivable (Net of Allowance for Doubtful Accounts of $3,557 at October 29, 2023 and $3,507 at October 30, 2022)	817,391	867,593
Inventories	1,680,406	1,716,059
Taxes Receivable	7,242	7,177
Prepaid Expenses and Other Current Assets	39,014	48,041
Total Current Assets	3,297,249	3,637,125
Goodwill	4,928,464	4,925,829
Other Intangibles	1,757,171	1,803,027
Pension Assets	204,697	245,566
Investments in Affiliates	725,121	271,058
Other Assets	370,252	283,169
Property, Plant, and Equipment		
Land	74,626	74,303
Buildings	1,458,354	1,398,255
Equipment	2,781,730	2,636,660
Construction in Progress	195,665	216,246
Less: Allowance for Depreciation	(2,344,557)	(2,184,319)
Net Property, Plant, and Equipment	2,165,818	2,141,146
Total Assets	$ 13,448,772	$ 13,306,919
Liabilities and Shareholders' Investment		
Accounts Payable	$ 771,397	$ 816,604
Accrued Expenses	51,679	58,801
Accrued Marketing Expenses	87,452	113,105
Employee-Related Expenses	263,330	279,072
Interest and Dividends Payable	172,178	163,963
Taxes Payable	15,212	32,925
Current Maturities of Long-term Debt	950,529	8,796
Total Current Liabilities	2,311,776	1,473,266
Long-term Debt Less Current Maturities	2,358,719	3,290,549
Pension and Post-retirement Benefits	349,268	385,832
Deferred Income Taxes	498,106	475,212
Other Long-term Liabilities	191,917	141,840
Shareholders' Investment		
Preferred Stock, Par Value $0.01 a Share — Authorized 160,000,000 Shares; Issued — None	—	—
Common Stock, Nonvoting, Par Value $0.01 a Share — Authorized 400,000,000 Shares; Issued — None	—	—
Common Stock, Par Value $0.01465 a Share — Authorized 1,600,000,000 Shares; Issued 546,599,420 Shares October 29, 2023 Issued 546,237,051 Shares October 30, 2022	8,007	8,002
Additional Paid-in Capital	506,179	469,468
Accumulated Other Comprehensive Loss	(272,252)	(255,561)
Retained Earnings	7,492,952	7,313,374
Hormel Foods Corporation Shareholders' Investment	7,734,885	7,535,284
Noncontrolling Interest	4,100	4,936
Total Shareholders' Investment	7,738,985	7,540,219
Total Liabilities and Shareholders' Investment	$ 13,448,772	$ 13,306,919

See Notes to the Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders' Investment

In thousands, except per share amounts	Hormel Foods Corporation Shareholders								
	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total Shareholders' Investment
	Shares	Amount	Shares	Amount					
Balance at October 25, 2020	539,887	$ 7,909	—	$ —	$ 289,554	$ 6,523,335	$ (395,250)	$ 4,778	$ 6,430,326
Net Earnings						908,839		301	909,140
Other Comprehensive Income (Loss)							117,981	399	118,380
Purchases of Common Stock			(469)	(19,958)					(19,958)
Stock-based Compensation Expense	38	1			24,743				24,744
Exercise of Stock Options/ Restricted Shares	2,956	43			46,326				46,369
Shares Retired	(469)	(7)	469	19,958	(287)	(19,664)			—
Declared Dividends — $0.98 per Share						(530,640)			(530,640)
Balance at October 31, 2021	542,412	$ 7,946	—	$ —	$ 360,336	$ 6,881,870	$ (277,269)	$ 5,478	$ 6,978,360
Net Earnings						999,987		239	1,000,226
Other Comprehensive Income (Loss)							21,708	(782)	20,927
Stock-based Compensation Expense	37	1			27,786				27,786
Exercise of Stock Options/ Restricted Shares	3,787	55			79,871				79,927
Declared Dividends — $1.04 per Share						1,475	(568,482)		(567,007)
Balance at October 30, 2022	546,237	$ 8,002	—	$ —	$ 469,468	$ 7,313,374	$ (255,561)	$ 4,936	$ 7,540,219
Net Earnings						793,572		(653)	792,920
Other Comprehensive Income (Loss)							(16,691)	(183)	(16,874)
Purchases of Common Stock			(310)	(12,303)					(12,303)
Stock-based Compensation Expense	44	—			24,077				24,077
Exercise of Stock Options/ Restricted Shares	629	9			12,009				12,018
Shares Retired	(310)	(5)	310	12,303	(277)	(12,021)			—
Declared Dividends — $1.10 per Share						902	(601,974)		(601,072)
Balance at October 29, 2023	**546,599**	**$ 8,007**	**—**	**$ —**	**$ 506,179**	**$ 7,492,952**	**$ (272,252)**	**$ 4,100**	**$ 7,738,985**

See Notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

In thousands	Fiscal Year Ended		
	October 29, 2023	October 30, 2022	October 31, 2021
Operating Activities			
Net Earnings	$ **792,920**	$ 1,000,226	$ 909,140
Adjustments to Reconcile to Net Cash Provided by (Used in) Operating Activities:			
Depreciation	**227,331**	213,026	183,772
Amortization	**25,980**	22,859	25,537
Equity in Earnings of Affiliates	**(42,754)**	(27,185)	(47,763)
Distributions Received from Equity Method Investees	**38,160**	43,039	44,999
Provision for Deferred Income Taxes	**31,794**	177,000	28,677
Non-cash Investment Activities	**(2,392)**	19,298	(24,215)
Stock-based Compensation Expense	**24,077**	24,943	24,744
Operating Lease Cost	**29,072**	20,633	16,699
Goodwill and Intangible Impairment	**28,383**	—	—
Other Non-cash, Net	**20,034**	12,931	6,129
Changes in Operating Assets and Liabilities, Net of Acquisitions:			
Decrease (Increase) in Accounts Receivable	**48,998**	28,365	(191,627)
Decrease (Increase) in Inventories	**35,714**	(351,663)	(145,176)
Decrease (Increase) in Prepaid Expenses and Other Assets	**(68,666)**	(15,460)	34,555
Increase (Decrease) in Pension and Post-retirement Benefits	**18,272**	(29,392)	(15,448)
Increase (Decrease) in Accounts Payable and Accrued Expenses	**(140,519)**	(14,511)	115,099
Increase (Decrease) in Net Income Taxes Payable	**(18,557)**	10,869	36,811
Net Cash Provided by (Used in) Operating Activities	**1,047,847**	1,134,977	1,001,934
Investing Activities			
Net (Purchase) Sale of Securities	**(42)**	2,493	(4,364)
Acquisitions of Businesses and Intangibles	**—**	—	(3,396,246)
Purchases of Property, Plant, and Equipment	**(270,211)**	(278,918)	(232,416)
Proceeds from Sales of Property, Plant, and Equipment	**5,322**	1,224	2,216
Proceeds from (Purchases of) Affiliates and Other Investments	**(427,709)**	2,404	(343)
Proceeds from Company-owned Life Insurance	**3,096**	14,761	5,315
Net Cash Provided by (Used in) Investing Activities	**(689,544)**	(258,037)	(3,625,839)
Financing Activities			
Proceeds from Long-term Debt	**1,980**	—	2,276,292
Repayments of Long-term Debt and Finance Leases	**(8,827)**	(8,673)	(258,617)
Dividends Paid on Common Stock	**(592,932)**	(557,839)	(523,114)
Share Repurchase	**(12,303)**	—	(19,958)
Proceeds from Exercise of Stock Options	**12,018**	79,827	45,919
Net Cash Provided by (Used in) Financing Activities	**(600,064)**	(486,684)	1,520,520
Effect of Exchange Rate Changes on Cash	**(3,814)**	(21,679)	2,606
Increase (Decrease) in Cash and Cash Equivalents	**(245,575)**	368,577	(1,100,778)
Cash and Cash Equivalents at Beginning of Year	**982,107**	613,530	1,714,309
Cash and Cash Equivalents at End of Year	$ **736,532**	$ 982,107	$ 613,530

See Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note A

Summary of Significant Accounting Policies

Principles of Consolidation: The Consolidated Financial Statements include the accounts of Hormel Foods Corporation (the Company) and all its majority-owned subsidiaries after elimination of intercompany accounts, transactions, and profits.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Rounding: Certain amounts in the Consolidated Financial Statements and associated notes may not foot due to rounding. All percentages have been calculated using unrounded amounts.

Fiscal Year: The Company's fiscal year ends on the last Sunday in October. Fiscal years 2023 and 2022 consisted of 52 weeks. Fiscal year 2021 consisted of 53 weeks. Fiscal year 2024 will consist of 52 weeks.

Reportable Segments: As of October 30, 2022, the Company had four operating and reportable segments: Grocery Products, Refrigerated Foods, Jennie-O Turkey Store, and International and Other. At the beginning of fiscal 2023, the Company transitioned to a new strategic operating model, which aligns its businesses to be more agile, consumer and customer focused, and market driven. Effective on October 31, 2022, the Company operates with the following three operating and reportable segments: Retail, Foodservice, and International, which are consistent with how the Company's chief operating decision maker assesses performance and allocates resources. This change had no impact on the consolidated results of operations, financial position, shareholders' investment, or cash flows. Prior period segment results have been retrospectively recast to reflect the new reportable segments.

Cash and Cash Equivalents: The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The Company's cash equivalents as of October 29, 2023 and October 30, 2022, consisted primarily of bank deposits, money market funds rated AAA, or other highly liquid investment accounts. The Net Asset Value (NAV) of the Company's money market funds is based on the market value of the securities in the portfolio.

Fair Value Measurements: Pursuant to the provisions of Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, the Company measures certain assets and liabilities at fair value or discloses the fair value of certain assets and liabilities recorded at cost in the Consolidated Financial Statements. Fair value is calculated as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). ASC 820 establishes a fair value hierarchy which requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. The Company classifies assets and liabilities in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.

Level 3: Unobservable inputs that reflect an entity's own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

See additional discussion regarding the Company's fair value measurements in Note F - Derivatives and Hedging, Note G - Pension and Other Post-Retirement Benefits, and Note I - Fair Value Measurements.

Compensation: The Company maintains a rabbi trust to fund certain supplemental executive retirement plans and deferred compensation plans. Under the plans, participants can defer certain types of compensation and elect to receive a return on the deferred amounts based on the changes in fair value of various investment options, primarily a variety of mutual funds. The Company has corporate-owned life insurance policies on certain participants in the deferred compensation plans. The cash surrender value of the policies is included in Other Assets on the Consolidated Statements of Financial Position. The securities held by the trust are classified as trading securities. Therefore, unrealized gains and losses associated with these investments are included in the Company's earnings. Securities held by the trust generated gains (losses) of $3.2 million, $(16.8) million, and $21.2 million for fiscal years 2023, 2022, and 2021, respectively.

Inventories: Inventories are stated at the lower of cost or net realizable value. Cost is determined principally under the average cost method. Adjustments to the Company's lower of cost or net realizable value inventory reserve are reflected in Cost of Products Sold in the Consolidated Statements of Operations.

Property, Plant, and Equipment: Property, Plant, and Equipment are stated at cost. The Company uses the straight-line method in computing depreciation. The annual provisions for depreciation have been computed principally using the following ranges of asset lives: buildings 20 to 40 years, and equipment 3 to 14 years.

Leases: The Company determines if an arrangement contains a lease at inception. Right-of-use assets and lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at the commencement date. Leases with an initial term of twelve months or less are not recorded on the Consolidated Statements of Financial Position. The Company combines lease and non-lease components together in determining the minimum lease payments for all leases.

The length of the lease term used in recording right-of-use assets and lease liabilities is based on the contractually required lease term adjusted for any options to renew, early terminate, or purchase the lease that are reasonably certain of being exercised. Most leases include one or more options to renew or terminate. The exercise of lease renewal and termination options is at the Company's discretion and generally is not reasonably certain at lease commencement. The Company's lease agreements typically do not contain material residual value guarantees. The Company has one lease with an immaterial residual value guarantee that is included in the minimum lease payments.

Certain lease agreements include rental payment increases over the lease term that can be fixed or variable. Fixed payment increases and variable payment increases based on an index or rate are included in the initial lease liability using the index or rate at commencement date. Variable payment increases not based on an index or rate are recognized as incurred.

If the rate implicit in the lease is not readily determinable, the Company used its periodic incremental borrowing rate, based on the information available at commencement date, to determine the present value of future lease payments. Leases and right-of-use assets that existed prior to the adoption of Accounting Standards Update 2016-02, *Leases (Topic 842)* were valued using the incremental borrowing rate on October 28, 2019.

Impairment of Long-Lived Assets and Definite-Lived Intangible Assets: Definite-lived intangible assets are amortized over their estimated useful lives. The Company reviews long-lived assets and definite-lived intangible assets for impairment annually, or more frequently when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value. The Company recorded no material impairment charges for long-lived or definite-lived assets in fiscal years 2023, 2022, or 2021.

Goodwill and Other Indefinite-Lived Intangibles: Indefinite-lived intangible assets are originally recorded at their estimated fair values at date of acquisition. Goodwill is the residual after allocating the purchase price to net assets acquired. Acquired goodwill and other indefinite-lived intangible assets are allocated to reporting units that will receive the related benefits. Goodwill and indefinite-lived intangible assets are tested annually for impairment during the fourth quarter following the annual planning process or more frequently if impairment indicators arise.

See additional discussion regarding the Company's goodwill and intangible assets in Note C - Goodwill and Intangible Assets.

Goodwill
In conducting the annual impairment test for goodwill, the Company has the option to first assess qualitative factors to determine whether it is more likely than not (> 50 percent likelihood) the fair value of any reporting unit is less than its carrying amount. If the Company elects to perform a qualitative assessment and determines an impairment is more likely than not, the Company is required to perform a quantitative impairment test. Otherwise, no further analysis is required. Alternatively, the Company may elect to proceed directly to the quantitative impairment test.

In conducting a qualitative assessment, the Company analyzes actual and projected growth trends for net sales, gross margin and segment profit for each reporting unit, as well as historical performance versus plan and the results of prior quantitative tests. Additionally, the Company assesses factors that may impact the business's financial results such as macroeconomic conditions and the related impact, market-related exposures, plans to market for sale all or a portion of the business, competitive changes, new or discontinued product lines, and changes in key personnel.

If performed, the quantitative goodwill impairment test is performed at the reporting unit level. First, the fair value of each reporting unit is compared to its corresponding carrying value, including goodwill. The fair value of each reporting unit is estimated using discounted cash flow valuations (Level 3), which incorporate assumptions regarding future growth rates, terminal values and discount rates. The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future profit plans for each reporting unit, which are approved by the Company's Board of Directors. If the quantitative assessment results in the carrying value exceeding the fair value of any reporting unit, the results from the quantitative analysis will be relied upon to determine both the existence and amount of goodwill impairment. An impairment loss will be recognized for the amount by which the reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit.

As a result of organizational changes in the first quarter of fiscal 2023, the Company conducted an assessment of its operating segments and reporting units. Based on this analysis, goodwill was reallocated using the relative fair value approach. Prior to the goodwill reallocation, an impairment assessment was performed which indicated no impairment to the Company's reporting units. Subsequent to the goodwill reallocation, the Company completed quantitative impairment testing on each new reporting unit. The fair value of each reporting unit exceeded its carrying amount; therefore, no impairment charges were recorded.

During the fourth quarter of fiscal 2023, the Company completed its annual goodwill impairment tests and performed qualitative assessments. No impairment charges were recorded as a result of the annual assessments in fiscal years 2023, 2022, and 2021.

Indefinite-Lived Intangibles
In conducting the annual impairment test for its indefinite-lived intangible assets, the Company first performs a qualitative assessment to determine whether it is more likely than not (> 50 percent likelihood) an indefinite-lived intangible asset is impaired. If the Company concludes this is the case, a quantitative test for impairment must be performed. Otherwise, the Company does not need to perform a quantitative test.

In conducting the qualitative assessment, the Company analyzes growth rates for historical and projected net sales and the results of prior quantitative tests. Additionally, each operating segment assesses items that may impact the value of their intangible assets or the applicable royalty rates to determine if impairment may be indicated.

If performed, the quantitative impairment test compares the fair value and carrying amount of the indefinite-lived intangible asset. The fair value of indefinite-lived intangible assets is primarily determined on the basis of estimated discounted value using the relief from royalty method (Level 3), which incorporates assumptions regarding future sales projections, discount rates and royalty rates. If the carrying amount exceeds fair value, the indefinite-lived intangible asset is considered impaired, and an impairment charge is recorded for the difference. Even if not required, the Company may elect to perform the quantitative test in order to gain further assurance in the qualitative assessment.

During the fourth quarter of fiscal 2023, the Company completed its annual indefinite-lived asset impairment tests by performing qualitative assessments. As a result of the qualitative assessments, it was determined that more likely than not the *Justin's*® trade name was impaired, and the Company performed a quantitative impairment test. As a result of the quantitative impairment test, a $28.4 million intangible asset impairment charge was recorded for the *Justin's*® trade name. No other impairment charges were recorded as a result of the qualitative assessments in fiscal years 2023 and 2022 and quantitative assessments in fiscal year 2021.

Pension and Other Post-retirement Benefits: The Company has elected to use the corridor approach to recognize expenses related to its defined benefit pension and other post-retirement benefit plans. Under the corridor approach, actuarial gains or losses resulting from experience and changes in assumptions are deferred and amortized over future periods. For the defined benefit pension plans, the unrecognized gains and losses are amortized when the net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the fair value of plan assets at the beginning of the year. For the other post-retirement plans, the unrecognized gains and losses are amortized when the net gain or loss exceeds 10 percent of the accumulated pension benefit obligation at the beginning of the year. For plans with primarily active participants, net gains or losses in excess of the corridor are amortized over the average remaining service period of participating employees expected to receive benefits under those plans. For plans with primarily inactive participants, net gains or losses in excess of the corridor are amortized over the average remaining life of the participants receiving benefits under those plans.

Contingent Liabilities: The Company may be subject to investigations, legal proceedings, or claims related to the ongoing operation of its business, including claims both by and against the Company. Such proceedings typically involve claims related to product liability, contract disputes, antitrust regulations, wage and hour laws, employment practices, or other actions brought by employees, consumers, competitors or suppliers. The Company establishes accruals for its potential exposure for claims when losses become probable and reasonably estimable. Where the Company is able to reasonably estimate a range of potential losses, the Company records the amount within that range which constitutes the Company's best estimate. The Company also discloses the nature of and range of loss for claims against the Company when losses are reasonably possible and material.

Foreign Currency Translation: Assets and liabilities denominated in foreign currency are translated at the current exchange rate as of the date of the Consolidated Statements of Financial Position. Amounts in the Consolidated Statements of Operations are translated at the average monthly exchange rate. Translation adjustments resulting from fluctuations in exchange rates are recorded as a component of Accumulated Other Comprehensive Loss within Shareholders' Investment.

When calculating foreign currency translation, the Company deemed its foreign investments to be permanent in nature and has not provided for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars.

Derivatives and Hedging Activity: The Company uses derivative instruments to manage its exposure to commodity prices and interest rates. The derivative instruments are recorded at fair value on the Consolidated Statements of Financial Position. The cash flow impacts from the derivative instruments are primarily included in Operating Activities in the Consolidated Statements of Cash Flows. Additional information on hedging activities is presented in Note F - Derivatives and Hedging.

Equity Method Investments: The Company has a number of investments for which its voting interests are in excess of 20 percent but not greater than 50 percent and for which there are no other indicators of control. The Company accounts for such investments under the equity method of accounting and its underlying share of each investee's equity, along with any balances due to or from affiliates, is reported on the Consolidated Statements of Financial Position as part of Investments in Affiliates. The Company records its interest in the net earnings of its equity method investments, along with adjustments for unrealized profits on intra-entity transactions and amortization of basis differences, within Equity in Earnings of Affiliates in the Consolidated Statements of Operations. Financial results for certain entities are reported on a 30- to 90-day lag.

The Company regularly monitors and evaluates the fair value of its equity investments. If events and circumstances, such as ongoing or projected decreases in earnings or significant business disruptions, indicate that a decline in the fair value of these assets has occurred and is other than temporary, the Company will record a charge in Equity in Earnings of Affiliates in the Consolidated Statements of Operations. The Company recorded a $7.0 million impairment in fiscal 2023 related to a corporate venturing investment. The Company did not record an impairment charge on any of its equity investments in fiscal 2022 or 2021. See additional information pertaining to the Company's equity method investments in Note D - Investments in Affiliates.

The Company uses the cumulative earnings approach to determine the cash flow presentation of distributions from equity method investments. Distributions received are reflected in operating activities in the Consolidated Statements of Cash Flows unless the cumulative distributions exceed the portion of the cumulative equity in earnings of the equity method investment. Distributions in excess of the cumulative equity in earnings are deemed to be returns of the investment and classified as investing activities in the Consolidated Statements of Cash Flows.

Revenue Recognition: The Company's customer contracts predominantly contain a single performance obligation to fulfill customer orders for the purchase of specified products. Revenue from product sales is primarily identified by purchase orders ("contracts"), which in some cases are governed by a master sales agreement. The purchase orders in combination with the invoice typically specify quantity and product(s) ordered, shipping terms, and certain aspects of the transaction price including discounts. Contracts are at standalone pricing or governed by pricing lists or brackets. The Company's revenue is recognized at the point in time when performance obligations have been satisfied and control of the product has transferred to the customer. This is typically once the shipped product is received or picked up by the customer. Revenue is recognized at the net consideration the Company expects to receive in exchange for the goods. The amount of net consideration recognized includes estimates of variable consideration, including costs for trade promotion programs, consumer incentives, and allowances and discounts associated with distressed or potentially unsaleable products.

A majority of the Company's revenue is short-term in nature with shipments within one year from order date. The Company's payment terms generally range between 7 to 45 days and vary by sales channel and other factors. The Company accounts for shipping and handling costs as contract fulfillment costs and excludes taxes imposed on and collected from customers in revenue producing transactions from the transaction price. The Company does not have significant deferred revenue or unbilled receivable balances as a result of transactions with customers. Costs to obtain contracts with a duration of one year or less are expensed and included in the Consolidated Statements of Operations.

The Company promotes products through advertising, consumer incentives, and trade promotions. These programs include discounts, slotting fees, coupons, rebates, and in-store display incentives. Customer trade promotion and consumer incentive activities are recorded as a reduction to the sale price based on amounts estimated as variable consideration. The Company estimates variable consideration at the expected value method to determine the total consideration which the Company expects to be entitled. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The Company's estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of anticipated performance and all information (historical, current, and forecasted) that is reasonably available.

The Company discloses revenue by reportable segment and class of similar product in Note P - Segment Reporting.

Allowance for Doubtful Accounts: The Company estimates the Allowance for Doubtful Accounts based on a combination of factors, evaluations, and historical data while considering current and future economic conditions.

Advertising Expenses: Advertising costs are included in Selling, General, and Administrative and expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with samples, demonstrations, and market research. Advertising costs for fiscal years 2023, 2022, and 2021 were $160.1 million, $157.3 million, and $138.5 million, respectively.

Shipping and Handling Costs: The Company's shipping and handling expenses are included in Cost of Products Sold in the Consolidated Statements of Operations.

Research and Development Expenses: Research and development costs are expensed as incurred and are included in Selling, General, and Administrative expenses in the Consolidated Statements of Operations. Research and development expenses incurred for fiscal years 2023, 2022, and 2021 were $33.7 million, $34.7 million, and $33.6 million, respectively.

Income Taxes: The Company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

In accordance with ASC 740, *Income Taxes*, the Company recognizes a tax position in its financial statements when it is more likely than not that the position will be sustained upon examination based on the technical merits of the position. That position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Stock-Based Compensation: The Company records stock-based compensation expense in accordance with ASC 718, *Compensation – Stock Compensation*. For options subject to graded vesting, the Company recognizes stock-based compensation expense ratably over the shorter of the vesting period or the individual's retirement eligibility date. The Company estimates forfeitures at the time of grant based on historical experience and revises in subsequent periods if actual forfeitures differ.

Share Repurchases: The Company may purchase shares of its common stock through open market and privately negotiated transactions at prices deemed appropriate by management. The timing and amount of repurchase transactions under the repurchase authorization depend on market conditions as well as corporate and regulatory considerations. For additional share repurchases information, see Part II, Item 5 - Market for Registrants' Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Supplemental Cash Flow Information: Non-cash investment activities presented in the Consolidated Statements of Cash Flows primarily consist of unrealized gains or losses on the Company's rabbi trust. The noted investments are included in Other Assets on the Consolidated Statements of Financial Position. Changes in the value of these investments are presented in the Consolidated Statements of Operations as Interest and Investment Income.

Reclassifications: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation. Amortization related to operating leases and debt issuance costs were reclassified from Amortization to separate line items within the operating activities section of the Consolidated Statements of Cash Flows. These reclassifications had no impact on the Consolidated Statements of Operations, Consolidated Statements of Financial Position, or the Increase (Decrease) in Cash and Cash Equivalents in the Consolidated Statements of Cash Flows.

Accounting Changes and Recent Accounting Pronouncements:

New Accounting Pronouncements Recently Adopted

Fiscal 2023
No new accounting standards were adopted during fiscal 2023.

Fiscal 2022
In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2019-12, *Income Taxes - Simplifying the Accounting for Income Taxes (Topic 740).* The updated guidance simplifies the accounting for income taxes by removing certain exceptions in Topic 740 and clarifying and amending existing guidance. The amendments are effective for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company

adopted the provisions of this new accounting standard at the beginning of fiscal 2022 and adoption did not have a material impact on its consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted
In November 2023, the FASB issued ASU 2023-07 *Segment Reporting - Improving Reportable Segment Disclosures (Topic 280).* The update is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. The ASU requires disclosures to include significant segment expenses that are regularly provided to the chief operating decision maker (CODM), a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. The ASU also requires all annual disclosures currently required by Topic 280 to be included in interim periods. The update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all prior periods presented in the financial statements. The Company is currently assessing the timing and impact of adopting the updated provisions.

Recently issued accounting standards or pronouncements not disclosed have been excluded as they are currently not relevant to the Company.

Note B

Acquisitions and Divestitures

Acquisitions: On June 7, 2021, the Company acquired the *Planters*® snack nuts business from The Kraft Heinz Company. The acquisition includes the *Planters*®, *NUT-rition*®, and *Corn Nuts*® brands. The final purchase price, including working capital adjustments, was $3.4 billion. The transaction was funded with the Company's cash on hand and from the issuance of long-term debt.

Planters® is an iconic snack brand and this acquisition significantly expands the Company's presence, and should broaden the scope for future acquisitions, in the growing snacking space. Operating results for this acquisition have been included in the Company's Consolidated Statements of Operations from the date of acquisition and are reflected in the Retail, Foodservice, and International segments. The acquisition contributed $952.5 million, $1.0 billion and $410.8 million of net sales during fiscal 2023, 2022 and 2021, respectively. As the acquisition has been integrated within the Company's existing operations, post-acquisition net earnings are not discernible.

Acquisition-related costs were $30.3 million for the fiscal year ended October 31, 2021, which are reflected in the Consolidated Statements of Operations as Selling, General, and Administrative. Additional one-time adjustments related to the revaluation of acquired inventory of $12.9 million were recognized in the Consolidated Statements of Operations as Cost of Products Sold for the fiscal year ended October 31, 2021. The combined impact of these one-time acquisition costs and accounting adjustments was $43.2 million for the fiscal year ended October 31, 2021.

The acquisition was accounted for as a business combination using the acquisition method. The Company determined the acquisition date fair values of the assets acquired using independent appraisals. The Company completed purchase accounting allocations in the fourth quarter of fiscal 2021. Allocations of the purchase price to acquired assets, including goodwill and intangibles assets, are presented in the table below.

In thousands	Purchase Price Allocation
Inventory	$ 149,224
Property, Plant, and Equipment	170,958
Goodwill	2,313,064
Other Intangibles:	
Trade Names	712,000
Customer Relationships	51,000
Purchase Price	$ 3,396,246

Goodwill is calculated as the excess of the purchase price over the fair values of the identifiable net assets acquired and is deductible for tax purposes. The goodwill recorded as part of the acquisition primarily reflects the value of the potential to expand the Company's presence in the growing snacking space and serve as a platform for innovation.

The following unaudited pro forma financial information presents the combined results of operations as if the acquisition of the *Planters*® snack nuts business had occurred on October 27, 2019. These unaudited pro forma results do not necessarily reflect the actual results of operations that would have been achieved had the acquisition occurred on that date, nor are they necessarily indicative of future results of operations.

	Fiscal Year Ended
In thousands	October 31, 2021
Pro Forma Net Sales	$ 12,061,686
Pro Forma Net Earnings Attributable to Hormel Foods Corporation	985,881

The pro forma results include charges for depreciation and amortization of acquired assets and interest expense on debt issued to finance the acquisition, as well as the related income taxes. The pro forma results also reflect an adjustment to add back the transaction costs incurred and revaluation of inventory acquired along with the related income tax effects.

See Note C - Goodwill and Intangible Assets for amounts assigned to goodwill and intangible assets.

Note C

Goodwill and Intangible Assets

Goodwill: Goodwill was reallocated as of October 31, 2022, due to organizational changes as described in Note A - Summary of Significant Accounting Policies. The changes in the carrying amount of goodwill for the fiscal years ended October 29, 2023 and October 30, 2022, are:

In thousands	Grocery Products	Refrigerated Foods	Jennie-O Turkey Store	Retail	Foodservice	International	Total
Balance at October 31, 2021	$ 2,398,354	$ 2,094,421	$ 176,628	$ —	$ —	$ 259,699	$ 4,929,102
Foreign Currency Translation	—	—	—	—	—	(3,273)	(3,273)
Balance at October 30, 2022	$ 2,398,354	$ 2,094,421	$ 176,628	$ —	$ —	$ 256,427	$ 4,925,829
Goodwill Reallocation	(2,398,354)	(2,094,421)	(176,628)	2,916,796	1,750,594	2,013	—
Foreign Currency Translation	—	—	—	—	—	2,635	2,635
Balance at October 29, 2023	$ —	$ —	$ —	$ 2,916,796	$ 1,750,594	$ 261,074	$ 4,928,464

Intangible Assets: The carrying amounts for indefinite-lived intangible assets are:

In thousands	October 29, 2023	October 30, 2022
Brands/Trade Names/Trademarks	$ 1,636,807	$ 1,665,190
Other Intangibles	184	184
Foreign Currency Translation	(5,893)	(6,599)
Total	$ 1,631,098	$ 1,658,775

The gross carrying amount and accumulated amortization for definite-lived intangible assets are:

	October 29, 2023		October 30, 2022	
In thousands	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer Lists/Relationships	$ 168,239	$ (82,658)	$ 168,239	$ (69,779)
Other Intangibles	59,241	(15,857)	59,241	(11,606)
Trade Names/Trademarks	6,540	(5,089)	10,536	(7,828)
Foreign Currency Translation	—	(4,344)	—	(4,551)
Total	$ 234,020	$ (107,947)	$ 238,016	$ (93,764)

Amortization expense on intangible assets for the last three fiscal years was:

In thousands	
2023	$ 18,386
2022	19,274
2021	17,518

Estimated annual amortization expense on intangible assets for the five fiscal years after October 29, 2023, is as follows:

In thousands		
2024	$	16,381
2025		14,681
2026		14,210
2027		13,940
2028		13,009

During the fourth quarter of fiscal years 2023, 2022, and 2021, the Company completed required annual impairment tests of indefinite-lived intangible assets and goodwill. In fiscal 2023, an impairment was indicated for the *Justin's®* trade name, resulting in an impairment charge of $28.4 million. The expense is reflected in the Retail segment and included in Goodwill and Intangible Impairment in the Consolidated Statements of Operations. No other impairment was indicated. Useful lives of intangible assets were also reviewed during this process with no material changes identified.

Note D

Investments in Affiliates

Equity in Earnings of Affiliates consists of:

		Fiscal Year Ended		
In thousands	% Owned	October 29, 2023	October 30, 2022	October 31, 2021
MegaMex Foods, LLC [1]	50%	$ 40,501	$ 19,861	$ 38,178
Other Equity Method Investments [2]	Various (20 - 50%)	2,253	7,324	9,585
Total Equity in Earnings of Affiliates		$ 42,754	$ 27,185	$ 47,763

(1) MegaMex, Foods, LLC, is reflected in the Retail Segment.
(2) Other Equity Method Investments are primarily reflected in the International Segment but also include corporate venturing investments.

Distributions received from equity method investees include:

	Fiscal Year Ended		
In thousands	October 29, 2023	October 30, 2022	October 31, 2021
Dividends	$ 38,160	$ 43,039	$ 44,999

On December 15, 2022, the Company purchased from various minority shareholders a 29% common stock interest in PT Garudafood Putra Putri Jaya Tbk (Garudafood), a food and beverage company in Indonesia. On April 12, 2023, the Company purchased additional shares increasing the ownership interest to 30%. This investment expands the Company's presence in Southeast Asia and supports the global execution of the snacking and entertaining strategic priority. The Company has the ability to exercise significant influence, but not control, over Garudafood; therefore, the investment is accounted for under the equity method.

The Company obtained its Garudafood interest for a purchase price of $425.8 million, including associated transaction costs. The transaction was funded using the Company's cash on hand. Based on a third-party valuation, the Company's basis difference between the fair value of the investment and proportionate share of the carrying value of Garudafood's net assets is $324.8 million. The basis difference related to inventory, property, plant and equipment, and certain intangible assets is being amortized through Equity in Earnings of Affiliates over the associated useful lives. As of October 29, 2023, the remaining basis difference was $324.6 million. Based on quoted market prices, the fair value of the common stock held in Garudafood was $291.2 million as of October 29, 2023.

In fiscal 2023, the Company recorded a $7.0 million impairment charge related to a corporate venturing investment to recognize a decline in fair value not believed to be temporary. The impact is reflected in Equity in Earnings of Affiliates on the Consolidated Statements of Operations. The Company determined that no other-than-temporary impairment existed for any other equity method investments as of October 29, 2023.

The Company recognized a basis difference of $21.3 million associated with the formation of MegaMex Foods, LLC, of which $9.3 million is remaining as of October 29, 2023. This difference is being amortized through Equity in Earnings of Affiliates.

Note E

Inventories

Principal components of inventories are:

In thousands	October 29, 2023	October 30, 2022
Finished Products	$ 954,432	$ 974,160
Raw Materials and Work-in-Process	448,535	440,193
Operating Supplies	168,289	206,289
Maintenance Materials and Parts	109,151	95,417
Total	$ 1,680,406	$ 1,716,059

Note F

Derivatives and Hedging

The Company uses hedging programs to manage risk associated with commodity purchases and interest rates. These programs utilize futures, swaps, and options contracts to manage the Company's exposure to market fluctuations. The Company has determined its designated hedging programs to be highly effective in offsetting the changes in fair value or cash flows generated by the items hedged. Effectiveness testing is performed on a quarterly basis to ascertain a high level of effectiveness for cash flow and fair value hedging programs. If the requirements of hedge accounting are no longer met, hedge accounting is discontinued immediately and any future changes to fair value are recorded directly through earnings.

Cash Flow Commodity Hedges: The Company designates grain, lean hog, and natural gas futures, swaps, and options contracts used to offset price fluctuations in the Company's future purchases of these commodities as cash flow hedges. Effective gains or losses related to these cash flow hedges are reported in Accumulated Other Comprehensive Loss (AOCL) and reclassified into earnings, through Cost of Products Sold, in the periods in which the hedged transactions affect earnings. The Company typically does not hedge its grain or natural gas exposure beyond the next two upcoming fiscal years and its lean hog exposure beyond the next fiscal year.

Fair Value Commodity Hedges: The Company designates the futures it uses to minimize the price risk assumed when fixed forward priced contracts are offered to the Company's commodity suppliers as fair value hedges. The programs are intended to make the forward priced commodities cost nearly the same as cash market purchases at the date of delivery. Changes in the fair value of the futures contracts and the gain or loss on the hedged purchase commitment are marked-to-market through earnings and recorded on the Consolidated Statements of Financial Position as a Current Asset and Current Liability, respectively. Gains or losses related to these fair value hedges are recognized through Cost of Products Sold in the periods in which the hedged transactions affect earnings.

Cash Flow Interest Rate Hedges: In the second quarter of fiscal 2021, the Company designated two separate interest rate locks as cash flow hedges to manage interest rate risk associated with the anticipated debt transactions required to fund the acquisition of the *Planters*® snack nuts business. The total notional amount of the Company's locks was $1.25 billion. In the third quarter of fiscal 2021, the associated unsecured senior notes were issued with a tenor of seven and thirty years and both locks were lifted (See Note L - Long-Term Debt and Other Borrowing Arrangements). Mark-to-market gains and losses on these instruments were deferred as a component of AOCL. The resulting gain in AOCL is reclassified to Interest Expense in the period in which the hedged transactions affect earnings.

Fair Value Interest Rate Hedge: In the first quarter of fiscal 2022, the Company entered into an interest rate swap to protect against changes in the fair value of a portion of previously issued senior unsecured notes attributable to the change in the benchmark interest rate. The hedge specifically designated the last $450 million of the notes due June 2024 (the 2024 Notes). The Company terminated the swap in the fourth quarter of fiscal 2022. The loss related to the swap was recorded as a fair value hedging adjustment to the hedged debt and will be amortized through earnings over the remaining life of the debt.

Other Derivatives: The Company holds certain futures and swap contracts to manage the Company's exposure to fluctuations in grain and pork commodity markets. The Company has not applied hedge accounting to these positions. Activity related to derivatives not designated as hedges is immaterial to the consolidated financial statements.

Volume: The Company's outstanding contracts related to its commodity hedging programs include:

In millions	October 29, 2023	October 30, 2022
Corn	30.7 bushels	34.3 bushels
Lean Hogs	144.2 pounds	177.5 pounds
Natural Gas	3.0 MMBtu	— MMBtu

Fair Value of Derivatives: The gross fair values of the Company's derivative instruments designated as hedges are:

In thousands	Location on Consolidated Statements of Financial Position	October 29, 2023	October 30, 2022
Commodity Contracts[1]	Other Current Assets	$ (13,233)	$ 13,504

(1) Amounts represent the gross fair value of commodity derivative assets and liabilities. The Company nets the derivative assets and liabilities for each of its commodity hedging programs, including cash collateral, when a master netting arrangement exists between the Company and the counterparty to the derivative contract. The amount or timing of cash collateral balances may impact the classification of the commodity derivative on the Consolidated Statements of Financial Position. The gross liability position as of October 29, 2023, is offset by the right to reclaim net cash collateral of $32.2 million contained within the master netting arrangement. The gross asset position as of October 30, 2022, is offset by the obligation to return net cash collateral of $1.3 million. See Note I - Fair Value Measurements for a discussion of these net amounts as reported on the Consolidated Statements of Financial Position.

Fair Value Hedge - Assets (Liabilities): The carrying amount of the Company's fair value hedged assets (liabilities) are:

In thousands	Location on Consolidated Statements of Financial Position	October 29, 2023	October 30, 2022
Commodity Contracts	Accounts Payable[1]	$ (4,914)	$ 5,725
Interest Rate Contracts	Current Maturities of Long-term Debt[2]	(442,549)	—
Interest Rate Contracts	Long-term Debt Less Current Maturities[2]	—	(430,050)

(1) Represents the carrying amount of fair value hedged assets and liabilities which are offset by other assets included in master netting arrangements described above.
(2) Represents the carrying amount of the hedged portion of the 2024 Notes. As of October 29, 2023, the carrying amount of the 2024 Notes included a cumulative fair value hedging adjustment of $7.5 million from discontinued hedges. In the third quarter of fiscal 2023, the 2024 Notes and the fair value hedging adjustment were reclassified from Long-term Debt less Current Maturities to Current Maturities of Long-term Debt on the Consolidated Statements of Financial Position.

Accumulated Other Comprehensive Loss Impact: As of October 29, 2023, the Company included in AOCL hedging losses (before tax) of $24.5 million on commodity contracts and gains (before tax) of $12.5 million related to interest rate settled positions. The Company expects to recognize the majority of the losses on commodity contracts over the next twelve months. Gains on interest rate contracts offset the hedged interest payments over the tenor of the associated debt instruments.

The effect on AOCL for gains or losses (before tax) related to the Company's derivative instruments are:

	Gain/(Loss) Recognized in AOCL[1]		Location on Consolidated Statements of Operations	Gain/(Loss) Reclassified from AOCL into Earnings[1]	
In thousands	Fiscal Year Ended			Fiscal Year Ended	
Cash Flow Hedges:	October 29, 2023	October 30, 2022		October 29, 2023	October 30, 2022
Commodity Contracts	$ (50,353)	$ 56,371	Cost of Products Sold	$ 1,225	$ 57,592
Excluded Component[2]	1,127	(4,748)		—	—
Interest Rate Contracts	—	—	Interest Expense	988	988

(1) See Note H - Accumulated Other Comprehensive Loss for the after-tax impact of these gains or losses on Net Earnings.
(2) Represents the time value of corn options excluded from the assessment of effectiveness for which the difference between changes in fair value and periodic amortization is recorded in AOCL.

Consolidated Statements of Operations Impact: The effect on the Consolidated Statements of Operations for gains or losses (before tax) related to the Company's derivative instruments are:

	Fiscal Year Ended		
In thousands	**October 29, 2023**	October 30, 2022	October 31, 2021
Net Earnings Attributable to Hormel Foods Corporation	$ 793,572	$ 999,987	$ 908,839
Cash Flow Hedges - Commodity Contracts			
Gain (Loss) Reclassified from AOCL	**1,225**	55,350	31,787
Amortization of Excluded Component from Options	**(5,835)**	(4,369)	(3,033)
Gain (Loss) Reclassified from AOCL Due to Discontinuance of Cash Flow Hedges[1]	—	2,242	(743)
Fair Value Hedges - Commodity Contracts			
Gain (Loss) on Commodity Futures[2]	**656**	(18,122)	(28,078)
Total Gain (Loss) on Commodity Contracts[3]	$ (3,955)	$ 35,101	$ (67)
Cash Flow Hedges - Interest Rate Locks			
Gain (Loss) Reclassified from AOCL	**988**	988	399
Fair Value Hedge - Interest Rate Swap			
Gain (Loss) on Interest Rate Swap	—	928	—
Amortization of Loss Due to Discontinuance of Fair Value Hedge[4]	**(12,499)**	(1,923)	—
Total Gain (Loss) on Interest Rate Contracts[5]	$ (11,511)	$ (7)	$ 399
Total Gain (Loss) Recognized in Earnings	$ (15,466)	$ 35,094	$ 332

(1) In fiscal years 2022 and 2021, the Company discontinued hedge accounting related to corn usage that was deemed no longer probable to occur resulting in the immediate recognition of gains of $2.2 million (1.0 million bushels) and losses of $0.7 million (2.8 million bushels), respectively.
(2) Represents gains or losses on commodity contracts designated as fair value hedges that were closed during the year, which were offset by a corresponding gain or loss on the underlying hedged purchase commitment. Additional gains or losses related to changes in the fair value of open commodity contracts, along with the offsetting gain or loss on the hedged purchase commitment, are also marked-to-market through earnings with no impact on a net basis.
(3) Total Gain (Loss) on Commodity Contracts is recognized in earnings through Cost of Products Sold.
(4) Represents the fair value hedging adjustment amortized through earnings.
(5) Total Gain (Loss) on Interest Rate Contracts is recognized in earnings through Interest Expense.

Note G

Pension and Other Post-retirement Benefits

The Company has several defined benefit plans and defined contribution plans covering most employees. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service, while plan benefits covering salaried employees are based on final average compensation, age and years of service. In the fourth quarter of fiscal 2022, an amendment was enacted for the salaried pension plan which changed the design from a stable value benefit to a cash balance benefit effective January 1, 2023. The cash balance design establishes hypothetical accounts for employees that are credited with an amount equal to a specified percent of their pay plus interest. Total costs associated with the Company's defined contribution benefit plans in fiscal years 2023, 2022, and 2021 were $41.0 million, $47.9 million, and $46.7 million, respectively.

Certain groups of employees are eligible for post-retirement health or welfare benefits. Benefits for retired employees vary for each group depending on respective retirement dates and applicable plan coverage in effect. Contribution requirements for retired employees are governed by the Retiree Health Care Payment Program and may change each year as the cost to provide coverage is determined.

Net periodic cost of defined benefit plans included the following for fiscal years ending:

In thousands	Pension Benefits			Post-retirement Benefits		
	October 29, 2023	October 30, 2022	October 31, 2021	October 29, 2023	October 30, 2022	October 31, 2021
Service Cost	$ 35,607	$ 40,076	$ 37,127	$ 248	$ 469	$ 533
Interest Cost	68,630	50,558	50,399	12,064	7,684	7,945
Expected Return on Plan Assets	(78,285)	(108,248)	(102,693)	—	—	—
Amortization of Prior Service Cost (Credit)	(1,843)	(1,496)	(1,496)	8	8	(669)
Recognized Actuarial Loss (Gain)	13,303	12,530	22,742	(29)	2,439	2,020
Net Periodic Cost	$ 37,413	$ (6,581)	$ 6,080	$ 12,290	$ 10,600	$ 9,830

Non-service cost components of net pension and post-retirement benefit cost are presented within Interest and Investment Income in the Consolidated Statements of Operations.

Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized over periods ranging from 8 to 21 years for pension benefits and 13 to 14 years for post-retirement benefits. The following amounts have not been recognized in net periodic pension cost and are included in Accumulated Other Comprehensive Loss:

In thousands	Pension Benefits		Post-retirement Benefits	
	October 29, 2023	October 30, 2022	October 29, 2023	October 30, 2022
Unrecognized Prior Service (Cost) Credit	$ (7,549)	$ (2,399)	$ (138)	$ (146)
Unrecognized Actuarial (Loss) Gain	(270,468)	(272,401)	35,483	18,044

The following is a reconciliation of the beginning and ending balances of the benefit obligation, fair value of plan assets, and funded status of the plans as of the measurement dates:

In thousands	Pension Benefits		Post-retirement Benefits	
	October 29, 2023	October 30, 2022	October 29, 2023	October 30, 2022
Change in Benefit Obligation:				
Benefit Obligation at Beginning of Year	$ 1,200,013	$ 1,711,958	$ 211,986	$ 274,666
Service Cost	35,607	40,076	248	469
Interest Cost	68,630	50,558	12,064	7,684
Actuarial (Gain) Loss[1]	(51,106)	(515,995)	(17,421)	(51,219)
Plan Amendments	3,307	(2,722)	—	—
Participant Contributions	—	—	2,137	1,808
Medicare Part D Subsidy	—	—	449	448
Benefits Paid	(82,071)	(83,862)	(23,263)	(21,868)
Benefit Obligation at End of Year	$ 1,174,380	$ 1,200,013	$ 186,199	$ 211,986

(1) Actuarial gains in fiscal 2022 were primarily due to the change in the discount rate assumptions utilized in measuring plan obligations.

In thousands	Pension Benefits		Post-retirement Benefits	
	October 29, 2023	October 30, 2022	October 29, 2023	October 30, 2022
Change in Plan Assets:				
Fair Value of Plan Assets at Beginning of Year	$ 1,240,200	$ 1,698,596	$ —	$ —
Actual Return on Plan Assets	15,810	(387,244)	—	—
Participant Contributions	—	—	2,137	1,808
Employer Contributions	11,733	12,711	21,126	20,060
Benefits Paid	(82,071)	(83,862)	(23,263)	(21,868)
Fair Value of Plan Assets at End of Year	$ 1,185,672	$ 1,240,200	$ —	$ —
Funded Status at End of Year	$ 11,292	$ 40,187	$ (186,199)	$ (211,986)

Amounts recognized on the Consolidated Statements of Financial Position are as follows:

| | Pension Benefits | | Post-retirement Benefits | |
	October 29, 2023	October 30, 2022	October 29, 2023	October 30, 2022
In thousands				
Pension Assets	$ 204,697	$ 245,566	$ —	$ —
Employee-Related Expenses	(12,023)	(11,571)	(18,313)	(19,962)
Pension and Post-retirement Benefits	(181,382)	(193,808)	(167,886)	(192,024)
Net Amount Recognized	$ 11,292	$ 40,187	$ (186,199)	$ (211,986)

The accumulated benefit obligation for all pension plans was $1.2 billion as of October 29, 2023 and October 30, 2022. The following table provides information for pension plans with projected and accumulated benefit obligations in excess of plan assets:

In thousands	October 29, 2023	October 30, 2022
Projected Benefit Obligation	$ 193,404	$ 205,379
Accumulated Benefit Obligation	191,888	204,302
Fair Value of Plan Assets	—	—

Weighted-average assumptions used to determine benefit obligations are as follows:

	October 29, 2023	October 30, 2022
Discount Rate	6.49 %	5.92 %
Rate of Future Compensation Increase (For Plans that Base Benefits on Final Compensation Level)	4.06 %	3.95 %
Interest Crediting Rate (For Cash Balance Plan)	4.98 %	4.42 %

Weighted-average assumptions used to determine net periodic benefit costs are as follows:

	October 29, 2023	October 30, 2022	October 31, 2021
Discount Rate	5.92 %	3.00 %	3.06 %
Rate of Future Compensation Increase (For Plans that Base Benefits on Final Compensation Level)	3.95 %	4.14 %	4.09 %
Expected Long-term Return on Plan Assets	6.50 %	6.50 %	6.75 %
Interest Crediting Rate (For Cash Balance Plan)[1]	4.42 %	— %	— %

(1) Cash balance plan enacted in the fourth quarter of fiscal 2022.

The expected long-term rate of return on plan assets is based on fair value and developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance. The interest crediting rate is determined annually based on the U.S. 30-year Treasury rate with a floor of 2.65 percent.

For measurement purposes, an 8 percent annual rate of increase in the per capita cost of covered health care benefits for pre-Medicare and post-Medicare retirees' coverage is assumed for 2024. The pre-Medicare and post-Medicare rate is assumed to decrease to 5 percent for 2029 and remain steady thereafter.

The Company's funding policy is to make annual contributions of not less than the minimum required by applicable regulations. The Company expects to make contributions of $31.3 million during fiscal 2024, which represent benefit payments for unfunded plans.

Benefits expected to be paid over the next ten fiscal years are as follows:

In thousands	Pension Benefits	Post-retirement Benefits
2024	$ 85,068	$ 18,871
2025	87,841	18,430
2026	92,386	17,865
2027	95,000	17,262
2028	97,973	16,649
2029-2033	517,376	73,091

Plan assets for certain defined benefit pension plans are held in the Hormel Foods Corporation Master Trust (Master Trust). The investment strategy for the Master Trust attempts to minimize the long-term cost of pension benefits, reduce the volatility of pension expense, and achieve a healthy funded status for the plans. The Company establishes target allocations in consultation with outside advisors through the use of asset-liability modeling in an effort to match the duration of the plan assets with the duration of the Company's projected benefit liability.

The actual and target weighted-average asset allocations for the Company's pension plan assets as of the plan measurement date are as follows:

| | October 29, 2023 | | October 30, 2022 | |
Asset Category	Actual %	Target Range %	Actual %	Target Range %
Fixed Income	47.6	40 – 60	43.3	40 – 60
Global Stocks	31.2	20 – 55	36.9	20 – 55
Real Estate	8.0	0 – 10	8.6	0 – 10
Private Equity	6.7	0 – 15	7.1	0 – 10
Gold	2.4	0 – 5	—	0 – 0
Hedge Funds	2.1	0 – 10	2.1	0 – 10
Cash and Cash Equivalents	2.0	0 – 5	1.9	0 – 5

The following tables show the categories of defined benefit pension plan assets and the level under which fair values were determined pursuant to the provisions of ASC 820. Assets measured at fair value using the net asset value (NAV) per share practical expedient are not required to be classified in the fair value hierarchy. These amounts are provided to permit reconciliation to the total fair value of plan assets.

| | Fair Value Measurements as of October 29, 2023 | | | |
In thousands	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets in Fair Value Hierarchy				
Cash Equivalents[1]	$ 23,643	$ 461	$ 23,182	$ —
Private Equity[2]				
Domestic	31,383	—	—	31,383
International	48,065	—	—	48,065
Fixed Income[3]				
U.S. Government Issues	171,949	123,683	48,266	—
Municipal Issues	9,884	—	9,884	—
Corporate Issues – Domestic	226,202	—	226,202	—
Corporate Issues – Foreign	36,133	—	36,133	—
Plan Assets in Fair Value Hierarchy	$ 547,258	$ 124,144	$ 343,667	$ 79,448
Plan Assets at Net Asset Value				
Real Estate – Domestic[4]	$ 95,315			
Global Stocks – Collective Investment Funds[5]	369,513			
Global Stocks – Gold[6]	28,163			
Hedge Funds[7]	24,965			
Fixed Income – Hedge Funds[8]	64,613			
Fixed Income – Collective Investment Funds[9]	55,845			
Plan Assets at Net Asset Value	$ 638,414			
Total Plan Assets at Fair Value	$ 1,185,672			

In thousands		Fair Value Measurements as of October 30, 2022			
		Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets in Fair Value Hierarchy					
Cash Equivalents[1]	$	23,162	$ —	$ 23,162	$ —
Private Equity[2]					
Domestic		37,032	—	—	37,032
International		51,122	—	—	51,122
Fixed Income[3]					
U.S. Government Issues		166,461	109,643	56,818	—
Municipal Issues		10,541	—	10,541	—
Corporate Issues – Domestic		244,044	—	244,044	—
Corporate Issues – Foreign		41,759	—	41,759	—
Plan Assets in Fair Value Hierarchy	$	574,121	$ 109,643	$ 376,324	$ 88,154
Plan Assets at Net Asset Value					
Real Estate – Domestic[4]	$	106,951			
Global Stocks – Collective Investment Funds[5]		458,045			
Hedge Funds[7]		26,273			
Fixed Income – Hedge Funds[8]		62,025			
Fixed Income – Collective Investment Funds[9]		12,785			
Plan Assets at Net Asset Value	$	666,080			
Total Plan Assets at Fair Value	$	1,240,200			

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments:

(1) Cash Equivalents: These Level 1 and Level 2 investments consist primarily of cash and highly liquid money market mutual funds traded in active markets in addition to highly liquid futures and T-bills with an observable daily settlement price.

(2) Private Equity: These Level 3 investments consist of various collective investment funds, which are managed by a third party, invested in a well-diversified portfolio of equity investments from top performing, high quality firms focused on U.S. and foreign small to mid-markets, venture capitalists, and entrepreneurs with a concentration in areas of innovation. Investment strategies include buyouts, growth capital, buildups, and distressed, as well as early stages of company development mainly in the U.S. The fair value of these funds is based on the fair value of the underlying investments.

(3) Fixed Income: The Level 1 investments include U.S. Treasury bonds and notes, which are valued at the closing price reported on the active market in which the individual securities are traded. The Level 2 investments consist principally of U.S. government securities, which are valued daily using institutional bond quote sources and mortgage-backed securities pricing sources, and municipal, domestic, and foreign securities, which are valued daily using institutional bond quote sources.

(4) Real Estate – Domestic: These investments include ownership in open-ended real estate funds, which manage diversified portfolios of commercial properties within the office, residential, retail, and industrial property sectors. Investment strategies aim to acquire, own, hold, or dispose of investments with the goal of achieving current income and/or capital appreciation. The real estate investments are valued at the NAV of shares held by the Master Trust. Requests to redeem shares are granted on a quarterly basis with either 45 or 90 days advance notice, subject to availability of cash.

(5) Global Stocks – Collective Investment Funds: These investments include commingled funds consisting of a mix of U.S. common stocks and foreign common stocks. The collective investment funds are valued at the NAV of shares held by the Master Trust. The investment strategy is to obtain long-term capital appreciation by focusing on companies generating above average earnings growth and are leading growth businesses in the marketplace. All funds are daily liquid with the exception of one that is available on the first business day of the month for subscriptions and withdrawals.

(6) Global Stocks – Gold: This investment is a limited partnership consisting of physical gold, global mining industry common stocks, and to a limited extent, other precious metals. The limited partnership is valued at the NAV of shares held by the Master Trust. This fund allows for weekly subscriptions and monthly redemptions.

(7) Hedge Funds: These investments are designed to provide diversification to an overall institutional portfolio and, in particular, provide protection against equity market downturns. They are comprised of Commodity Trading Advisor Managed Futures, Global Macro (Discretionary and/or Quant) and Long Volatility/Tail Risk Hedging strategies. The hedge funds are valued at the NAV of shares held by the Master Trust. Requests to redeem shares are granted daily, monthly or quarterly.

(8) Fixed Income – Hedge Funds: These investments target absolute, risk-adjusted returns by taking advantage of price dislocations and inconsistencies within credit markets. Funds are comprised primarily of U.S. and European corporate credit and structured credit. The investments are valued at the NAV of shares held by the Master Trust. Requests to redeem shares are granted on a quarterly basis on the three year fund anniversary with a ninety day notice period.

(9) Fixed Income – Collective Investment Funds: These investments include commingled funds consisting of a mix of U.S. government and investment grade corporate bonds. The collective investment funds are valued at NAV of the shares held by the Master Trust. The investment strategy is to achieve an investment return that approximates as closely to the Bloomberg Barclays U.S. Aggregate Bond Index over the long-term by investing in the securities that comprise the benchmark. There are no restrictions on redemptions.

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

In thousands	October 29, 2023		October 30, 2022	
Fair Value at Beginning of Year	$	88,154	$	109,419
Purchases, Issuances, and Settlements (Net)		(8,926)		(29,188)
Unrealized Gains (Losses)[1]		(8,525)		(18,027)
Realized Gains		6,455		(604)
Interest and Dividend Income		2,290		26,554
Fair Value at End of Year	$	79,448	$	88,154

(1) Included in Accumulated Other Comprehensive Loss on the Consolidated Statements of Financial Position.

During fiscal 2023, the value of the Level 3 investments ranged from $77.8 million to $88.2 million, with an average value of $81.2 million.

The Company has commitments totaling $151.9 million for the investments within the pension plans. The unfunded commitment balance for each investment category is as follows:

In thousands	October 29, 2023		October 30, 2022	
Domestic Equity	$	16,835	$	2,146
International Equity		11,396		10,466
Unfunded Commitment Balance	$	28,231	$	12,612

Funding for future capital calls will come from existing pension plan assets and not from additional cash contributions by the Company.

Note H

Accumulated Other Comprehensive Loss

Components of Accumulated Other Comprehensive Loss are as follows:

In thousands	Foreign Currency Translation	Pension & Other Benefits	Derivatives & Hedging	Equity Method Investments	Accumulated Other Comprehensive Loss
Balance at October 25, 2020	$ (64,161)	$ (333,178)	$ 2,089	$ —	$ (395,250)
Unrecognized Gains (Losses)					
Gross	12,980	72,623	75,084	—	160,687
Tax Effect	—	(17,715)	(18,259)	—	(35,974)
Reclassification into Net Earnings					
Gross	—	22,597 [1]	(31,443) [2]	—	(8,846)
Tax Effect	—	(5,538)	7,652	—	2,114
Change Net of Tax	12,980	71,967	33,034	—	117,981
Balance at October 31, 2021	$ (51,181)	$ (261,211)	$ 35,123	$ —	$ (277,269)
Unrecognized Gains (Losses)					
Gross	(38,612)	73,361	51,623	—	86,372
Tax Effect	—	(17,942)	(12,384)	—	(30,326)
Reclassification into Net Earnings					
Gross	—	13,481 [1]	(58,580) [2]	—	(45,099)
Tax Effect	—	(3,312)	14,073	—	10,761
Change Net of Tax	(38,612)	65,587	(5,267)	—	21,708
Balance at October 30, 2022	$ (89,793)	$ (195,624)	$ 29,856	$ —	$ (255,561)
Unrecognized Gains (Losses)					
Gross	3,771	3,878	(49,226)	15,082	(26,495)
Tax Effect	—	(880)	11,998	—	11,118
Reclassification into Net Earnings					
Gross	—	11,439 [1]	(2,213) [2]	(8,235) [3]	991
Tax Effect	—	(2,806)	501	—	(2,305)
Change Net of Tax	3,771	11,632	(38,940)	6,847	(16,691)
Balance at October 29, 2023	**$ (86,022)**	**$ (183,993)**	**$ (9,084)**	**$ 6,847**	**$ (272,252)**

(1) Included in computation of net periodic cost. See Note G - Pension and Other Post-Retirement Benefits for additional information.
(2) Included in Cost of Products Sold and Interest Expense in the Consolidated Statements of Operations. See Note F - Derivatives and Hedging for additional information.
(3) Included in Equity in Earnings of Affiliates in the Consolidated Statements of Operations.

Note I

Fair Value Measurements

The Company's financial assets and liabilities carried at fair value on a recurring basis as of October 29, 2023 and October 30, 2022, and their level within the fair value hierarchy are presented in the table below.

In thousands	Fair Value Measurements at October 29, 2023			
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets at Fair Value				
Cash and Cash Equivalents[1]	$ 736,532	$ 735,387	$ 1,145	$ —
Short-term Marketable Securities[2]	16,664	2,499	14,164	—
Other Trading Securities[3]	188,162	—	188,162	—
Commodity Derivatives[4]	9,330	9,603	(273)	—
Total Assets at Fair Value	$ 950,688	$ 747,489	$ 203,199	$ —
Liabilities at Fair Value				
Deferred Compensation[3]	$ 55,222	$ —	$ 55,222	$ —
Total Liabilities at Fair Value	$ 55,222	$ —	$ 55,222	$ —

In thousands	Fair Value Measurements at October 30, 2022			
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets at Fair Value				
Cash and Cash Equivalents[1]	$ 982,107	$ 980,730	$ 1,377	$ —
Short-term Marketable Securities[2]	16,149	8,763	7,386	—
Other Trading Securities[3]	186,243	—	186,243	—
Commodity Derivatives[4]	12,448	12,228	220	—
Total Assets at Fair Value	$ 1,196,947	$ 1,001,721	$ 195,226	$ —
Liabilities at Fair Value				
Deferred Compensation[3]	$ 57,790	$ —	$ 57,790	$ —
Total Liabilities at Fair Value	$ 57,790	$ —	$ 57,790	$ —

The following methods and assumptions were used to estimate the fair value of the financial assets and liabilities above:

(1) The Company's cash equivalents considered Level 1 consist primarily of bank deposits, money market funds rated AAA, or other highly liquid investment accounts, and have a maturity date of three months or less. Cash equivalents considered Level 2 are funds holding agency bonds or securities recognized at amortized cost.

(2) The Company holds securities as part of a portfolio maintained to generate investment income and to provide cash for operations of the Company, if necessary. The portfolio is managed by a third party who is responsible for daily trading activities, and all assets within the portfolio are highly liquid. The cash, U.S. government securities, and money market funds rated AAA held by the portfolio are classified as Level 1. The current investment portfolio also includes corporate bonds and other asset backed securities for which there is an active, quoted market. Market prices are obtained from a variety of industry providers, large financial institutions, and other third-party sources to calculate a representative daily market value, and therefore, these securities are classified as Level 2.

(3) The Company maintains a rabbi trust to fund certain supplemental executive retirement plans and deferred compensation plans. The majority of the funds held in the rabbi trust relate to supplemental executive retirement plans and have been invested primarily in fixed income funds managed by a third party. The declared rate on these funds is set based on a formula using the yield of the general account investment portfolio supporting the fund as adjusted for expenses and other charges. The rate is guaranteed for one year at issue and may be reset annually on the policy anniversary, subject to a guaranteed minimum rate. As the value is based on adjusted market rates and the fixed rate is only reset on an annual basis, these funds are classified as Level 2.

Under the Company's deferred compensation plans, participants can defer certain types of compensation and elect to receive a return based on the changes in fair value of various investment options which include equity securities, money market accounts, bond funds or other portfolios for which there is an active quoted market. The Company also offers a fixed rate investment option to participants. The rate earned on these investments is adjusted annually based on a specified percent of the U.S. Internal Revenue Service (IRS) applicable federal rates. These liabilities are classified as Level 2. The Company maintains funding in the rabbi trust generally mirroring the selections within the deferred compensation plans. These funds are managed by a third-party insurance policy, the values of which represent their cash surrender value based on the fair value of the underlying investments in the account. These policies are classified as Level 2.

The rabbi trust is included in Other Assets and deferred compensation liabilities in Other Long-term Liabilities on the Consolidated Statements of Financial Position. Securities held by the rabbi trust are classified as trading securities. Unrealized gains and losses associated with these investments are included in the Company's earnings. Securities held by the rabbi trust generated gains (losses) of $3.2 million, $(16.8) million, and $21.2 million for fiscal years 2023, 2022, and 2021, respectively.

(4) The Company's commodity derivatives represent futures, swaps, and options contracts used in its hedging or other programs to offset price fluctuations associated with purchases of corn, natural gas, hogs, and pork, and to minimize the price risk assumed when forward priced contracts are offered to the Company's commodity suppliers. The Company's futures and options contracts for corn are traded on the Chicago Board of Trade, while futures contracts for

lean hogs are traded on the Chicago Mercantile Exchange. These are active markets with quoted prices available, and these contracts are classified as Level 1. The Company holds natural gas and pork swap contracts that are over-the-counter instruments classified as Level 2. The value of the natural gas swap contracts is calculated using quoted prices from the New York Mercantile Exchange, and the value of the pork swap contracts are calculated using a futures implied USDA estimated pork cut-out value. All derivatives are reviewed for potential credit risk and risk of nonperformance. The net balance for commodity derivatives is included in Other Current Assets or Accounts Payable, as appropriate, on the Consolidated Statements of Financial Position. As of October 29, 2023, the Company has recognized the right to reclaim net cash collateral of $32.2 million from various counterparties (including cash of $42.6 million less $10.4 million of realized loss). As of October 30, 2022, the Company had recognized obligation to return net cash collateral of $1.3 million from various counterparties (including cash of $27.5 million less $26.2 million of realized gain).

The Company's financial assets and liabilities include accounts receivable, accounts payable, and other liabilities, for which carrying value approximates fair value. The Company does not carry its long-term debt at fair value on the Consolidated Statements of Financial Position. The fair value of long-term debt, utilizing discounted cash flows (Level 2), was $2.7 billion as of October 29, 2023 and $2.7 billion as of October 30, 2022. See Note L - Long-Term Debt and Other Borrowing Arrangements for additional information.

The Company measures certain nonfinancial assets and liabilities at fair value, which are recognized or disclosed on a nonrecurring basis (e.g., goodwill, intangible assets, and property, plant, and equipment). During fiscal year 2023, the Company recorded a $28.4 million impairment charge on the *Justin's*® trade name and a $7.0 million impairment charge on a corporate venturing investment. See additional discussion in Note C - Goodwill and Intangible Assets and Note D - Investments in Affiliates. During fiscal years 2023, 2022, and 2021, there were no other material remeasurements of assets or liabilities at fair value on a nonrecurring basis subsequent to their initial recognition.

Note J

Commitments and Contingencies

Purchase Commitments: To ensure a steady supply of hogs and turkeys and keep the cost of products stable, the Company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods up to 5 years and 9 years, respectively. The Company has also entered into grow-out contracts with independent farmers to raise turkeys for the Company for periods up to 25 years. Under these arrangements, the Company owns the livestock, feed, and other supplies while the independent farmers provide facilities and labor. In addition, the Company has contracted for the purchase of corn, soybean meal, feed ingredients, and other raw materials from independent suppliers for periods up to 2 years. As of October 29, 2023, the Company is committed to make purchases under these contracts, assuming current price levels, for future fiscal years:

In thousands	
2024	$ 1,228,731
2025	762,253
2026	415,489
2027	182,925
2028	114,843
Later Years	58,931
Total	$ 2,763,172

Purchases under these contracts for fiscal years 2023, 2022, and 2021 were $1.4 billion, $1.2 billion, and $1.1 billion, respectively.

Other Commitments and Guarantees: The Company has commitments of approximately $48.2 million related to infrastructure improvements supporting various manufacturing facilities and $62.0 million for a media advertising agreement as of October 29, 2023.

As of October 29, 2023, the Company has $48.6 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the Company's self-insured workers compensation programs. This amount includes revocable standby letters of credit totaling $2.7 million for obligations of an affiliated party that may arise under workers compensation claims. Letters of credit are not reflected on the Consolidated Statements of Financial Position.

Legal Proceedings: The Company is a party to various legal proceedings related to the ongoing operation of its business, including claims both by and against the Company. At any time, such proceedings typically involve claims related to product liability, labeling, contracts, antitrust regulations, intellectual property, competition laws, employment practices, or other actions brought by employees, customers, consumers, competitors, or suppliers. The Company establishes accruals for its potential exposure, as appropriate, for claims against the Company when losses become probable and reasonably estimable. However, future developments or settlements are uncertain and may require the Company to change such accruals as proceedings progress. Resolution of any currently known matter, either individually or in the aggregate, is not expected to have a material effect on the Company's financial condition, results of operations, or liquidity.

Pork Antitrust Litigation
Beginning in June 2018, a series of putative class action complaints were filed against the Company, as well as several other pork-processing companies and a benchmarking service called Agri Stats in the United States District Court for the District of Minnesota styled *In re Pork Antitrust Litigation* (the Pork Antitrust Civil Litigation). The plaintiffs allege, among other things, that beginning in January 2009, the defendants conspired and combined to fix, raise, maintain, and stabilize the price of pork and pork products—including through the use of Agri Stats—in violation of federal antitrust laws. The complaints on behalf of the putative classes of indirect purchasers also include causes of action under various state unfair competition laws, consumer protection laws, and unjust enrichment common laws. The plaintiffs seek treble damages, injunctive relief, pre-and post-judgment interest, costs, and attorneys' fees. Since the original filing, certain direct-action plaintiffs have opted out of class treatment and are proceeding with individual direct actions making similar claims, and others may do so in the future. The Company has not recorded any liability for these matters as it does not believe a loss is probable, and it cannot reasonably estimate any reasonably possible loss as the Company believes that it has valid and meritorious defenses against the allegations.

The Offices of the Attorney General in New Mexico and Alaska have filed complaints against the Company and certain of its pork subsidiaries, as well as several other pork processing companies and Agri Stats. The complaints are based on allegations similar to those asserted in the Pork Antitrust Civil Litigation and allege violations of state antitrust, unfair trade practice, and unjust enrichment laws based on allegations of conspiracies to exchange information and manipulate the supply of pork. The Company has not recorded any liability for these matters as it does not believe a loss is probable, and it cannot reasonably estimate any reasonably possible loss as the Company believes that it has valid and meritorious defenses against the allegations.

Turkey Antitrust Litigation
Beginning in December 2019, a series of putative class action complaints were filed against the Company, as well as several other turkey-processing companies and a benchmarking service called Agri Stats, in the U.S. District Court for the Northern District of Illinois styled *In re Turkey Antitrust Litigation*. The plaintiffs allege, among other things, that from at least 2010 to 2017, the defendants conspired and combined to fix, raise, maintain, and stabilize the price of turkey products—including through the use of Agri Stats—in violation of federal antitrust laws. The complaints on behalf of the putative classes of indirect purchasers also include causes of action under various state unfair competition laws, consumer protection laws, and unjust enrichment common laws. The plaintiffs seek treble damages, injunctive relief, pre-and post-judgment interest, costs, and attorneys' fees. Since the original filing, certain direct-action plaintiffs have opted out of class treatment and are proceeding with individual direct actions making similar claims, and others may do so in the future. The Company has not recorded any liability for these matters as it does not believe a loss is probable, and it cannot reasonably estimate any reasonably possible loss as the Company believes that it has valid and meritorious defenses against the allegations.

Poultry Wages Antitrust Litigation
In December 2019, a putative class of non-supervisory production and maintenance employees at poultry-processing plants in the continental United States filed an amended consolidated class action complaint against the Company and various other poultry processing companies in the United States District Court for the District of Maryland styled *Jien, et al. v. Perdue Farms, Inc., et al*. The plaintiffs allege that since 2009, the defendants directly and through a wage survey and benchmarking service exchanged information regarding compensation in an effort to depress and fix wages and benefits for employees at poultry-processing plants, feed mills, and hatcheries in violation of federal antitrust laws. The plaintiffs seek, among other things, treble monetary damages, punitive damages, restitution, and pre-and post-judgment interest, as well as declaratory and injunctive relief. In July 2022, the Court partially granted the Company's motion to dismiss, and dismissed plaintiffs' *per se* wage-fixing claim as to the Company. The Company has not recorded any liability for this matter as it does not believe a loss is probable, and it cannot reasonably estimate any reasonably possible loss as the Company believes that it has valid and meritorious defenses against the allegations.

Red Meat Wages Antitrust Litigation
In November 2022, a putative class of non-supervisory production and maintenance employees at "red meat" processing plants in the continental United States filed a class action complaint against the Company and various other beef- and pork-processing companies in the United States District Court for the District of Colorado styled *Brown, et al. v. JBS USA Food Co., et al*. The plaintiffs allege that since 2014, the defendants directly and through a wage survey and benchmarking service exchanged information regarding compensation in an effort to depress and fix wages and benefits for employees at

beef- and pork-processing plants in violation of federal antitrust laws. The plaintiffs seek, among other things, treble monetary damages, punitive damages, restitution, and pre-and post-judgment interest, as well as declaratory and injunctive relief. The Company has not recorded any liability for this matter as it does not believe a loss is probable, and it cannot reasonably estimate any reasonably possible loss as the Company believes that it has valid and meritorious defenses against the allegations.

Note K

Leases

The Company has operating leases for manufacturing facilities, office space, warehouses, transportation equipment, as well as miscellaneous real estate and equipment contracts. Finance leases primarily include turkey growing facilities and an aircraft. The Company's lessor portfolio consists primarily of immaterial operating leases of farmland to third parties.

Lease information included on the Consolidated Statements of Financial Position are:

In thousands	Location on Consolidated Statements of Financial Position	October 29, 2023	October 30, 2022
Right-of-Use Assets			
Operating	Other Assets	$ 131,920	$ 73,613
Finance	Net Property, Plant, and Equipment	37,999	45,563
Total Right-of-Use Assets		$ 169,919	$ 119,176
Liabilities			
Current			
Operating	Accrued Expenses	$ 26,238	$ 21,183
Finance	Current Maturities of Long-term Debt	8,597	8,391
Noncurrent			
Operating	Other Long-term Liabilities	109,237	55,571
Finance	Long-term Debt Less Current Maturities	27,488	36,082
Total Lease Liabilities		$ 171,560	$ 121,227

Lease expenses are:

	Fiscal Year Ended		
In thousands	October 29, 2023	October 30, 2022	October 31, 2021
Operating Lease Cost [1]	$ 34,209	$ 25,702	$ 21,993
Finance Lease Cost			
Amortization of Right-of-Use Assets	7,594	7,965	8,104
Interest on Lease Liabilities	1,361	1,707	2,019
Variable Lease Cost [2]	511,906	463,439	544,635
Net Lease Cost	$ 555,070	$ 498,813	$ 576,751

(1) Includes short-term lease costs, which are immaterial.
(2) ASC 842 - *Leases* requires disclosure of payments related to agreements with an embedded lease that are not otherwise reflected on the balance sheet. The Company's variable lease costs primarily include inventory related expenses, such as materials, labor, and overhead from manufacturing and service agreements that contain embedded leases. Variability of these costs is determined based on usage or output and may vary for other reasons such as changes in material prices.

The weighted-average remaining lease term and discount rate for lease liabilities included on the Consolidated Statements of Financial Position are:

	October 29, 2023	October 30, 2022
Weighted-average Remaining Lease Term		
Operating Leases	6.0 years	5.3 years
Finance Leases	5.3 years	6.3 years
Weighted-average Discount Rate		
Operating Leases	4.43 %	2.08 %
Finance Leases	3.37 %	3.44 %

Supplemental cash flow and other information related to leases for the fiscal year ended are:

In thousands	October 29, 2023	October 30, 2022	October 31, 2021
Cash Paid for Amounts Included in the Measurement of Lease Liabilities			
Operating Cash Flows from Operating Leases	$ 29,436	$ 24,098	$ 20,305
Operating Cash Flows from Finance Leases	1,361	1,707	2,019
Financing Cash Flows from Finance Leases	8,407	8,491	8,598
Right-of-Use Assets obtained in exchange for new finance lease liabilities	19	—	—
Right-of-Use Assets obtained in exchange for new operating lease liabilities	84,087	19,646	31,962

The maturity of the Company's lease liabilities as of October 29, 2023, are:

In thousands	Operating Leases	Finance Leases [1]	Total [2]
2024	$ 31,718	$ 9,637	$ 41,355
2025	29,050	8,101	37,152
2026	26,066	5,666	31,732
2027	19,769	4,314	24,083
2028	12,873	10,542	23,414
2029 and beyond	35,608	685	36,293
Total Lease Payments	$ 155,084	$ 38,944	$ 194,028
Less: Imputed Interest	19,609	2,859	22,468
Present Value of Lease Liabilities	$ 135,475	$ 36,085	$ 171,560

(1) Over the life of the lease contracts, finance lease payments include $8.1 million related to purchase options which are reasonably certain of being exercised.
(2) Lease payments exclude $31.2 million of legally binding minimum lease payments for leases signed but not yet commenced.

Note L

Long-term Debt and Other Borrowing Arrangements

Long-term Debt consists of:

In thousands	October 29, 2023	October 30, 2022
Senior Unsecured Notes, with Interest at 3.050% Interest Due Semi-annually through June 2051 Maturity Date	$ 600,000	$ 600,000
Senior Unsecured Notes, with Interest at 1.800% Interest Due Semi-annually through June 2030 Maturity Date	1,000,000	1,000,000
Senior Unsecured Notes, with Interest at 1.700% Interest Due Semi-annually through June 2028 Maturity Date	750,000	750,000
Senior Unsecured Notes, with Interest at 0.650% Interest Due Semi-annually through June 2024 Maturity Date	950,000	950,000
Unamortized Discount on Senior Notes	(7,016)	(7,750)
Unamortized Debt Issuance Costs	(16,278)	(19,856)
Interest Rate Swap Liabilities[1]	(7,451)	(19,950)
Finance Lease Liabilities[2]	36,085	44,473
Other Financing Arrangements	3,908	2,429
Total	$ 3,309,247	$ 3,299,345
Less: Current Maturities of Long-term Debt	950,529	8,796
Long-term Debt Less Current Maturities	$ 2,358,719	$ 3,290,549

(1) See Note F - Derivatives and Hedging for additional information.
(2) See Note K - Leases for additional information.

Senior Unsecured Notes: On June 3, 2021, the Company issued $950.0 million aggregate principal amount of its 0.650% notes due 2024 (2024 Notes), $750.0 million aggregate principal amount of its 1.700% notes due 2028 (2028 Notes), and $600.0 million aggregate principal amount of its 3.050% notes due 2051 (2051 Notes). The 2024 Notes may be redeemed in whole or in part one year after their issuance without penalty for early partial payments or full redemption. The 2028 Notes and 2051 Notes may be redeemed in whole or in part at any time at the applicable redemption price. Interest will accrue per annum at the stated rates with interest on the notes being paid semi-annually in arrears on June 3 and December 3 of each year, commencing December 3, 2021. Interest rate risk was hedged utilizing interest rate locks on the 2028 Notes and 2051 Notes. The Company lifted the hedges in conjunction with the issuance of these notes. See Note F - Derivatives and Hedging for additional information. If a change of control triggering event occurs, the Company must offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. During the third quarter of fiscal 2023, the 2024 Notes were reclassified to Current Maturities of Long-term Debt on the Consolidated Statement of Financial Position.

On June 11, 2020, the Company issued senior notes in an aggregate principal amount of $1.0 billion due 2030. The notes bear interest at a fixed rate of 1.800% per annum, with interest paid semi-annually in arrears on June 11 and December 11 of each year, commencing December 11, 2020. The notes may be redeemed in whole or in part at any time at the applicable redemption price set forth in the prospectus supplement. If a change of control triggering event occurs, the Company must offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

Unsecured Revolving Credit Facility: On May 6, 2021, the Company entered into an unsecured revolving credit agreement with Wells Fargo Bank, National Association as administrative agent, swingline lender and issuing lender, U.S. Bank National Association, JPMorgan Chase Bank, N.A. and BofA Securities, Inc. as syndication agents and the lenders party thereto. The revolving credit agreement provides for an unsecured revolving credit facility with an aggregate principal commitment amount at any time outstanding of up to $750.0 million with an uncommitted increase option of an additional $375.0 million upon the satisfaction of certain conditions.

On April 17, 2023, the Company entered into a first amendment (Amendment) to the Company's $750.0 million revolving credit agreement. The Amendment provides for, among other things (i) the replacement of London Interbank Offered Rate (LIBOR) with Term Secured Overnight Financing Rate (SOFR) and Daily Simple Singapore Overnight Rate Average (SORA) for the Eurocurrency Rate for U.S. Dollars and Singapore Dollars, including applicable credit spread adjustments and relevant SOFR benchmark provisions, (ii) permitting two one-year extension options to be exercised at any anniversary, (iii) removing the change in debt ratings notice requirement, (iv) shortening the notice period requirements for Base Rate Loans to allow for same day notice, and (v) increasing the number of permitted interest periods from 8 to 15.

The unsecured revolving line of credit bears interest, at the Company's election, at either a Base Rate plus margin of 0.0% to 0.150% or the Adjusted Term SOFR, Adjusted Daily Simple Risk-Free Rate (RFR) or Eurocurrency Rate plus margin of 0.575% to 1.150% and a variable fee of 0.050% to 0.100% is paid for the availability of this credit line. Extensions of credit under the facility may be made in the form of revolving loans, swingline loans and letters of credit. The lending commitments under the agreement are scheduled to expire on May 6, 2026, at which time the Company will be required to pay in full all obligations then outstanding. As of October 29, 2023 and October 30, 2022, the Company had no outstanding draws from this facility.

Debt Covenants: The Company is required by certain covenants in its debt agreements to maintain specified levels of financial ratios and financial position. As of October 29, 2023, the Company was in compliance with all covenants.

Interest Payments: Total interest paid in the last three fiscal years is as follows:

In millions	
2023	$ 57.1
2022	57.0
2021	25.1

Note M

Stock-Based Compensation

The Company issues stock options, restricted stock units, restricted shares, and deferred stock units as part of its stock incentive plans for employees and nonemployee directors. Stock-based compensation expense for fiscal years 2023, 2022, and 2021, was $24.1 million, $24.9 million, and $24.7 million, respectively. The Company recognizes stock-based compensation expense ratably over the shorter of the vesting period or the individual's retirement eligibility date.

As of October 29, 2023, there was $16.2 million of total unrecognized compensation expense from stock-based compensation arrangements granted under the plans. This compensation is expected to be recognized over a weighted-average period of approximately 1.6 years. During fiscal years 2023, 2022, and 2021, cash received from stock option exercises was $12.0 million, $79.8 million, and $45.9 million, respectively.

Shares issued for option exercises, restricted stock units, restricted shares, and deferred stock units may be either authorized but unissued shares or shares of treasury stock. The number of shares available for future grants was 10.1 million at October 29, 2023, 11.1 million at October 30, 2022, and 12.5 million at October 31, 2021.

Stock Options: The Company's policy is to grant options with the exercise price equal to the market price of the common stock on the date of grant. Options typically vest over four years and expire ten years after the date of the grant.

A reconciliation of the number of options outstanding and exercisable as of October 29, 2023, is:

	Shares (in thousands)	Weighted-average Exercise Price	Weighted-average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Stock Options Outstanding at October 30, 2022	16,130	$ 36.85		
Granted	1,002	46.46		
Exercised	(518)	29.24		
Forfeited	(147)	41.51		
Expired	(84)	42.55		
Stock Options Outstanding at October 29, 2023	**16,384**	**$ 37.61**	**4.3**	**$ 18,845**
Stock Options Exercisable at October 29, 2023	**13,611**	**$ 36.00**	**3.5**	**$ 18,845**

The weighted-average grant date fair value of stock options granted and the total intrinsic value of options exercised are:

	Fiscal Year Ended		
	October 29, 2023	October 30, 2022	October 31, 2021
In thousands, except per share amounts			
Weighted-average Grant Date Fair Value	$ 10.06	$ 7.09	$ 7.52
Intrinsic Value of Exercised Options	6,350	109,745	94,108

The fair value of each option award is calculated on the date of grant using the Black-Scholes valuation model utilizing the following weighted-average assumptions:

	Fiscal Year Ended		
	October 29, 2023	October 30, 2022	October 31, 2021
Risk-free Interest Rate	3.5 %	1.6 %	1.0 %
Dividend Yield	2.4 %	2.4 %	2.1 %
Stock Price Volatility	21.1 %	20.4 %	20.0 %
Expected Option Life	7.4 years	7.5 years	7.4 years

As part of the annual valuation process, the Company reassesses the appropriateness of the inputs used in the valuation models. The Company establishes the risk-free interest rate using U.S. Treasury yields as of the grant date. The dividend yield is based on the dividend rate approved by the Company's Board of Directors and the stock price on the grant date. The expected volatility assumption is based on historical volatility. The expected life assumption is based on an analysis of past exercise behavior by option holders. In performing the valuations for option grants, the Company has not stratified option holders as exercise behavior has historically been consistent across all employees.

Restricted Stock Units: Restricted stock units are valued equal to the market price of the common stock on the date of the grant and generally vest after three years. These awards accumulate dividend equivalents, which are provided as additional units and are subject to the same vesting requirements as the underlying grant. A reconciliation of the restricted stock units as of October 29, 2023, is:

	Shares (in thousands)	Weighted-average Grant Date Fair Value	Weighted-average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Restricted Stock Units Outstanding at October 30, 2022	681	$ 45.53		
Granted	237	45.96		
Dividend Equivalents	18	41.44		
Vested	(185)	45.88		
Forfeited	(28)	45.64		
Restricted Stock Units Outstanding at October 29, 2023	**723**	**$ 45.59**	**1.3**	**$ 22,692**

The weighted-average grant date fair value of restricted stock units granted, the total fair value of restricted stock units granted, and the fair value of restricted stock units that have vested are:

	Fiscal Year Ended		
	October 29, 2023	October 30, 2022	October 31, 2021
In thousands, except per share amounts			
Weighted-average Grant Date Fair Value	$ 45.96	$ 44.14	$ 47.52
Fair Value of Restricted Stock Units Granted	10,889	15,980	10,699
Fair Value of Restricted Stock Units Vested	8,466	1,893	1,460

Restricted Shares: Restricted shares awarded to nonemployee directors annually on February 1 are subject to a restricted period which expires the date of the Company's next annual stockholders meeting. Newly elected directors receive a prorated award of restricted shares of the Company's common stock, which expires on the date of the Company's second succeeding annual stockholders meeting. A reconciliation of the restricted shares as of October 29, 2023, is:

	Shares (in thousands)	Weighted-average Grant Date Fair Value
Restricted Shares Outstanding at October 30, 2022	37	$ 47.11
Granted	**44**	**44.14**
Vested	**(37)**	**47.11**
Restricted Shares Outstanding at October 29, 2023	**44**	**$ 44.14**

The weighted-average grant date fair value of restricted shares granted, the total fair value of restricted shares granted, and the fair value of shares that have vested are:

	Fiscal Year Ended		
In thousands, except per share amounts	**October 29, 2023**	October 30, 2022	October 31, 2021
Weighted-average Grant Date Fair Value	**$ 44.14**	$ 47.11	$ 46.92
Fair Value of Restricted Shares Granted	**1,920**	1,760	1,760
Fair Value of Restricted Shares Vested	**1,760**	1,760	2,133

Deferred Stock Units: Nonemployee directors can elect to receive all or a portion of their annual retainer in the form of non-forfeitable deferred stock units which vest immediately. The deferred stock units accumulate dividend equivalents, which are provided as additional units. Each deferred stock unit represents the right to receive one share of the Company's common stock following the completion of the director's service.

During fiscal 2023, the Company granted 17.5 thousand units, credited dividend equivalents of 2.7 thousand units and distributed 6.9 thousand units, which had a weighted-average fair value on the grant date of $38.93, $42.70, and $17.26 per share, respectively. As of October 29, 2023, 118.2 thousand units were outstanding, which had a weighted-average fair value on the grant date of $37.84 per share and an aggregate intrinsic fair value of $3.7 million.

Note N

Income Taxes

The components of the Provision for Income Taxes are as follows:

	Fiscal Year Ended		
In thousands	**October 29, 2023**	October 30, 2022	October 31, 2021
Current			
U.S. Federal	**$ 161,016**	$ 67,638	$ 171,732
State	**20,166**	20,054	7,541
Foreign	**7,576**	13,185	9,079
Total Current	**188,758**	100,877	188,352
Deferred			
U.S. Federal	**23,221**	164,091	23,507
State	**8,602**	13,638	2,220
Foreign	**(29)**	(729)	2,950
Total Deferred	**31,794**	177,000	28,677
Total Provision for Income Taxes	**$ 220,552**	$ 277,877	$ 217,029

The Company has elected to treat global intangible low-taxed income (GILTI) as a period cost.

Deferred Income Taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred income tax liabilities and assets are as follows:

In thousands	October 29, 2023	October 30, 2022
Deferred Tax Liabilities		
Goodwill and Intangible Assets	$ (477,282)	$ (404,295)
Tax over Book Depreciation and Basis Differences	(233,802)	(246,411)
Other, net	(33,105)	(21,467)
Deferred Tax Assets		
Pension and Other Post-retirement Benefits	42,952	42,794
Employee Compensation Related Liabilities	65,958	65,461
Marketing and Promotional Accruals	16,972	29,045
Inventory	46,856	10,368
Other, net	75,562	51,966
Net Deferred Tax (Liabilities) Assets	$ (495,889)	$ (472,539)

Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	Fiscal Year Ended		
	October 29, 2023	October 30, 2022	October 31, 2021
U.S. Statutory Rate	21.0 %	21.0 %	21.0 %
State Taxes on Income, Net of Federal Tax Benefit	2.5	2.4	0.8
Stock-based Compensation	(0.1)	(1.5)	(1.6)
Foreign-derived Intangible Income Deduction	(1.3)	(0.4)	(0.4)
All Other, net	(0.3)	0.2	(0.5)
Effective Tax Rate	21.8 %	21.7 %	19.3 %

As of October 29, 2023, the Company had $299.3 million of undistributed earnings from non-U.S. subsidiaries. The Company maintains all earnings as permanently reinvested. Accordingly, no additional income taxes have been provided for withholding tax, state tax, or other taxes.

Total income taxes paid during fiscal years 2023, 2022, and 2021 were $205.0 million, $93.1 million, and $167.0 million, respectively.

The following table sets forth changes in the unrecognized tax benefits, excluding interest and penalties, for fiscal years 2023 and 2022.

In thousands	
Balance as of October 31, 2021	$ 22,092
Tax Positions Related to the Current Period	
Increases	3,618
Tax Positions Related to Prior Periods	
Increases	1,890
Decreases	(1,789)
Settlements	(2,509)
Decreases Related to a Lapse of Applicable Statute of Limitations	(3,782)
Balance as of October 30, 2022	$ 19,520
Tax Positions Related to the Current Period	
Increases	3,876
Tax Positions Related to Prior Periods	
Increases	2,131
Decreases	(1,708)
Settlements	(811)
Decreases Related to a Lapse of Applicable Statute of Limitations	(3,881)
Balance as of October 29, 2023	$ 19,127

Unrecognized tax benefits, including interest and penalties, are recorded in Other Long-term Liabilities. If recognized as of October 29, 2023 and October 30, 2022, $17.0 million, and $17.2 million, respectively, would impact the Company's effective tax rate. The Company includes accrued interest and penalties related to uncertain tax positions in Provision for Income Taxes, with immaterial losses included during fiscal 2023, 2022 and 2021. The amount of accrued interest and penalties at October 29, 2023 and October 30, 2022, associated with unrecognized tax benefits was $2.4 million and $2.3 million, respectively.

The Company is regularly audited by federal and state taxing authorities. The IRS concluded its examination of fiscal 2021 in the second quarter of fiscal 2023. Previously, the IRS placed the Company in the Bridge phase of the Compliance Assurance Process (CAP) for fiscal 2020. In this phase, the IRS will not accept any disclosures, conduct any reviews, or provide any assurances. The Company has elected to participate in CAP for fiscal years through 2023. The objective of CAP is to contemporaneously work with the IRS to achieve federal tax compliance and resolve all or most of the issues prior to filing of the tax return. The Company may elect to continue participating in CAP for future tax years; the Company may withdraw from the program at any time.

The Company is in various stages of audit by several state taxing authorities on a variety of fiscal years, as far back as 2015. While it is reasonably possible that one or more of these audits may be completed within the next 12 months and the related unrecognized tax benefits may change based on the status of the examinations, it is not possible to reasonably estimate the effect of any amount of such change to previously recorded uncertain tax positions.

The Inflation Reduction Act of 2022 was signed into law on August 16, 2022. The 15% corporate minimum tax will apply to the Company in fiscal year 2024.

Note O

Earnings Per Share Data

The reported net earnings attributable to the Company were used when computing basic and diluted earnings per share. Diluted earnings per share was calculated using the treasury stock method. The following table sets forth the shares used as the denominator for those computations.

	Fiscal Year Ended		
In thousands	**October 29, 2023**	October 30, 2022	October 31, 2021
Basic Weighted-Average Shares Outstanding	**546,421**	544,918	541,114
Dilutive Potential Common Shares	**2,562**	4,648	6,466
Diluted Weighted-Average Shares Outstanding	**548,982**	549,566	547,580

Antidilutive Potential Common Shares	**6,834**	1,915	2,839

Note P

Segment Reporting

The Company develops, processes, and distributes a wide array of food products in a variety of markets. As described in Note A - Summary of Significant Accounting Policies, the Company transitioned to a new operating model in the first quarter of fiscal 2023 and now reports its results in the following three segments: Retail, Foodservice, and International, which are consistent with how the Company's chief operating decision maker (CODM) assesses performance and allocates resources. Prior period segment results have been retrospectively recast to reflect the new reportable segments.

The Retail segment consists primarily of the processing, marketing, and sale of food products sold predominantly in the retail market. This segment also includes the results from the Company's MegaMex Foods, LLC joint venture.

The Foodservice segment consists primarily of the processing, marketing, and sale of food and nutritional products for foodservice, convenience store, and commercial customers.

The International segment processes, markets, and sells Company products internationally. This segment also includes the results from the Company's international joint ventures, equity method investments, and royalty arrangements.

The Company's CODM reviews assets at a consolidated level and does not use assets by segment to evaluate performance or allocate resources. Therefore, the Company does not disclose assets by segment. Intersegment sales are eliminated in consolidation and are not reviewed when evaluating segment performance. The Company does not allocate deferred compensation, investment income, interest expense, or interest income to its segments when measuring performance. The Company also retains various other income and expenses at the corporate level. Equity in Earnings of Affiliates is included in segment profit; however, earnings attributable to the Company's corporate venturing investments and noncontrolling interests are excluded. These items are included below as Net Unallocated Expense and Noncontrolling Interest when reconciling to Earnings Before Income Taxes.

Financial measures for each of the Company's reportable segments and reconciliation to consolidated Earnings Before Income Taxes are set forth below. The Company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, the Company does not represent that these segments, if operated independently, would report the profit and other financial information shown below.

In thousands	Fiscal Year Ended		
	October 29, 2023	October 30, 2022	October 31, 2021
Net Sales			
Retail	$ 7,749,039	$ 7,987,598	$ 7,418,079
Foodservice	3,639,492	3,691,408	3,130,174
International	721,479	779,799	837,936
Total Net Sales	$ 12,110,010	$ 12,458,806	$ 11,386,189
Segment Profit			
Retail	$ 577,690	$ 721,832	$ 690,127
Foodservice	595,682	547,686	431,992
International	55,234	107,642	116,585
Total Segment Profit	$ 1,228,606	$ 1,377,161	$ 1,238,704
Net Unallocated Expense	214,482	99,297	112,836
Noncontrolling Interest	(653)	239	301
Earnings Before Income Taxes	$ 1,013,472	$ 1,278,103	$ 1,126,170
Depreciation and Amortization			
Retail	$ 145,690	$ 135,824	$ 124,627
Foodservice	74,370	69,577	53,954
International	15,627	16,072	16,482
Corporate	17,623	14,413	14,246
Total Depreciation and Amortization	$ 253,311	$ 235,885	$ 209,309

The Company's products primarily consist of meat and other food products. Total revenue contributed by classes of similar products are:

In thousands	Fiscal Year Ended		
	October 29, 2023	October 30, 2022	October 31, 2021
Perishable	$ 8,511,795	$ 8,737,486	$ 8,437,851
Shelf-stable	3,598,215	3,721,320	2,948,338
Total Net Sales	$ 12,110,010	$ 12,458,806	$ 11,386,189

Perishable includes fresh meats, frozen items, refrigerated meal solutions, bacon, sausages, hams, guacamole, and other items that require refrigeration. Shelf-stable includes canned luncheon meats, nut butters, snack nuts, chili, shelf-stable microwaveable meals, hash, stews, tortillas, salsas, tortilla chips, nutritional food supplements, and other items that do not require refrigeration.

Revenues from external customers are classified as domestic or foreign based on the location where title passes. No individual foreign country is material to the consolidated results. Additionally, the Company's long-lived assets located in foreign countries are not significant. Total net sales attributed to the U.S. and all foreign countries in total are:

In thousands	Fiscal Year Ended		
	October 29, 2023	October 30, 2022	October 31, 2021
U.S.	$ 11,515,094	$ 11,776,883	$ 10,653,088
Foreign	594,915	681,923	733,101
Total Net Sales	$ 12,110,010	$ 12,458,806	$ 11,386,189

In fiscal 2023, sales to Walmart Inc. (Walmart) represented $2.0 billion or 15.5% of the Company's consolidated gross sales less returns and allowances compared to $2.1 billion or 15.6% in fiscal 2022. Walmart is a customer for the Company's Retail and International segments.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report (the Evaluation Date), the Company carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act)). In designing and evaluating the disclosure controls and procedures, management recognized any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded, as of the Evaluation Date, our disclosure controls and procedures were effective to provide reasonable assurance the information we are required to disclose in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting
Management's report on the Company's internal control over financial reporting is included on page 35 of this report. The report of the Company's independent registered public accounting firm related to their assessment of the effectiveness of internal control over financial reporting is included on page 36 of this report.

There were no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) through the fourth quarter of fiscal 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

During the fiscal quarter ended October 29, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as the terms are defined in Item 408(a) of Regulation S-K.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Information under "Item 1 – Election of Directors", "Board Independence", and information under "Board of Director and Committee Meetings" in the definitive proxy statement for the Annual Meeting of Stockholders to be held January 30, 2024, is incorporated herein by reference.

Information concerning Executive Officers is set forth in Part I of this Annual Report on Form 10-K, pursuant to Instruction to Item 401 of Regulation S-K.

The Company has adopted a Code of Ethical Business Conduct in compliance with applicable rules of the Securities and Exchange Commission that applies to its principal executive officer, its principal financial officer, and its principal accounting officer or controller, or persons performing similar functions. A copy of the Code of Ethical Business Conduct is available on the Company's website at www.hormelfoods.com, free of charge, under the caption, "Investors – Governance – Governance Documents." The Company intends to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Ethical Business Conduct by posting such information on the Company's website at the address and location specified above.

Item 11. EXECUTIVE COMPENSATION

Information commencing with "Executive Compensation" through "CEO Pay Ratio Disclosure", and information under "Compensation of Directors" in the definitive proxy statement for the Annual Meeting of Stockholders to be held January 30, 2024, is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding the Company's equity compensation plans as of October 29, 2023, is presented below:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1] (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights[2] (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	17,268,449	$37.61	10,099,031
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	17,268,449	$37.61	10,099,031

(1) Includes 16,383,844 stock options, 722,899 restricted stock units, 43,502 restricted shares and 118,204 deferred stock units.
(2) Only includes the weighted-average exercise price of outstanding stock options.

Information under "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management" in the definitive proxy statement for the Annual Meeting of Stockholders to be held January 30, 2024, is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information under "Related Party Transactions" and "Board Independence" in the definitive proxy statement for the Annual Meeting of Stockholders to be held January 30, 2024, is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information under "Independent Registered Public Accounting Firm Fees" and "Audit Committee Preapproval Policies and Procedures" in the definitive proxy statement for the Annual Meeting of Stockholders to be held January 30, 2024, is incorporated herein by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements of Hormel Foods Corporation for the fiscal year ended October 29, 2023, are filed as part of this report:

Consolidated Statements of Operations – Fiscal Years Ended October 29, 2023, October 30, 2022, and October 31, 2021.

Consolidated Statements of Comprehensive Income – Fiscal Years Ended October 29, 2023, October 30, 2022, and October 31, 2021.

Consolidated Statements of Financial Position – October 29, 2023 and October 30, 2022.

Consolidated Statements of Changes in Shareholders' Investment – Fiscal Years Ended October 29, 2023, October 30, 2022, and October 31, 2021.

Consolidated Statements of Cash Flows – Fiscal Years Ended October 29, 2023, October 30, 2022, and October 31, 2021.

Notes to the Consolidated Financial Statements

Report of Management

Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)

FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statement schedule of Hormel Foods Corporation required is submitted herewith:

Schedule II – Valuation and Qualifying Accounts and Reserves–Fiscal Years Ended October 29, 2023, October 30, 2022, and October 31, 2021.

HORMEL FOODS CORPORATION
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
In thousands

| Classification | Balance at Beginning of Period | Additions/(Benefits) | | Deductions (Describe) | Balance at End of Period |
		Charged to Cost and Expenses	Charged to Other Accounts (Describe)		
Valuation reserve deduction from assets account:					
Fiscal year ended October 29, 2023 Allowance for doubtful accounts receivable	$ 3,507	$ 289	$ —	$ 275 [1] (36) [2]	$ 3,557
Fiscal year ended October 30, 2022 Allowance for doubtful accounts receivable	$ 4,033	$ (646)	$ —	$ 31 [1] (151) [2]	$ 3,507
Fiscal year ended October 31, 2021 Allowance for doubtful accounts receivable	$ 4,012	$ 146	$ (12) [3]	$ 138 [1] (25) [2]	$ 4,033

(1) Uncollectible accounts written off.
(2) Recoveries on accounts previously written off.
(3) Consolidation of the Sadler's reserve.

FINANCIAL STATEMENTS AND SCHEDULES OMITTED

All other financial statements and schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

HORMEL FOODS CORPORATION
LIST OF EXHIBITS

NUMBER	DESCRIPTION OF DOCUMENT
3.1[(1)]	Restated Certificate of Incorporation as amended January 27, 2016. (Incorporated by reference to Exhibit 3.1 to Hormel's Annual Report on Form 10-K dated December 21, 2016, File No. 001-02402.)
3.2[(1)]	Bylaws as amended to date. (Incorporated by reference to Exhibit 3(ii) to Hormel's Current Report on Form 8-K dated May 21, 2018, File No. 001-02402.)
4.1[(1)]	Description of Capital Stock. (Incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K filed on December 6, 2019, File No. 001-02402.)
4.2[(1)]	Indenture dated as of April 1, 2011, between the Company and U.S. Bank National Association. (Incorporated by reference to Exhibit 4.3 to Hormel's Registration Statement on Form S-3 filed on April 4, 2011, File No. 333-173284.)
4.3[(1)]	Form of 1.800% Notes due June 11, 2030. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 11, 2020, File No. 001-02402.)
4.4[(1)]	Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of instruments defining the rights of holders of certain long-term debt are not filed. Hormel agrees to furnish copies thereof to the Securities and Exchange Commission upon request.
4.5[(1)]	Form of 0.650% Notes due 2024 (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated June 3, 2021, File No. 001-02402.)
4.6[(1)]	Form of 1.700% Notes due 2028 (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated June 3, 2021, File No. 001-02402.)
4.7[(1)]	Form of 3.050% Notes due 2051 (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K dated June 3, 2021, File No. 001-02402.)
10.1[(1)(3)]	Hormel Foods Corporation Supplemental Executive Retirement Plan (2007 Restatement). (Incorporated by reference to Exhibit 10.2 to Hormel's Current Report on Form 8-K dated November 21, 2011, File No. 001-02402.)
10.2[(1)(3)]	First Amendment of Hormel Foods Corporation Supplemental Executive Retirement Plan (2007 Restatement). (Incorporated by reference to Exhibit 10.3 to Hormel's Current Report on Form 8-K dated November 21, 2011, File No. 001-02402.)
10.3[(1)(3)]	Second Amendment of Hormel Foods Corporation Supplemental Executive Retirement Plan (2007 Restatement). (Incorporated by reference to Exhibit 10.4 to Hormel's Current Report on Form 8-K dated November 21, 2011, File No. 001-02402.)
10.4[(1)(3)]	Third Amendment of Hormel Foods Corporation Supplemental Executive Retirement Plan (2007 Restatement). (Incorporated by reference to Exhibit 10.5 to Hormel's Current Report on Form 8-K dated November 21, 2011, File No. 001-02402.)
10.5[(1)(3)]	Hormel Foods Corporation 2000 Stock Incentive Plan (Amended 1-31-2006). (Incorporated by reference to Exhibit 10.1 to Hormel's Current Report on Form 8-K dated January 31, 2006, File No. 001-02402.)
10.6[(1)(3)]	Hormel Foods Corporation Executive Deferred Income Plan II (November 21, 2011 Restatement). (Incorporated by reference to Exhibit 10.1 to Hormel's Current Report on Form 8-K dated November 21, 2011, File No. 001-02402.)
10.7[(1)(3)]	Form of Indemnification Agreement for Directors and Officers. (Incorporated by reference to Exhibit 10.1 to Hormel's Quarterly Report on Form 10-Q for the quarter ended April 29, 2012, File No. 001-02402.)
10.8[(1)(3)]	Hormel Foods Corporation 2009 Nonemployee Director Deferred Stock Plan (Plan Adopted November 24, 2008). (Incorporated by reference to Exhibit 10.2 to Hormel's Quarterly Report on Form 10-Q for the quarter ended January 25, 2009, File No. 001-02402.)
10.9[(1)(3)]	Hormel Foods Corporation 2009 Long-Term Incentive Plan. (Incorporated by reference to Appendix A to Hormel's definitive Proxy Statement filed on December 18, 2013, File No. 001-02402.)
10.10[(1)(3)]	Hormel Survivor Income Plan for Executives (1993 Restatement). (Incorporated by reference to Exhibit 10.11 to Hormel's Annual Report on Form 10-K for the fiscal year ended October 29, 2006, File No. 001-02402.)
10.11[(1)(3)]	Hormel Foods Corporation 2018 Incentive Compensation Plan. (Incorporated by reference to Appendix A to Hormel's Definitive Proxy Statement filed on December 20, 2017, File No. 001-02402.)
10.12[(1)(3)]	Hormel Foods Corporation Restricted Stock Award Agreement Under the 2018 Incentive Compensation Plan (Non-Employee Directors). (Incorporated by reference to Exhibit 10.1 to Hormel's Current Report on Form 8-K dated January 30, 2018, File No. 001-02402.)

NUMBER	DESCRIPTION OF DOCUMENT
10.13[1][3]	Hormel Foods Corporation Stock Option Agreement Under the 2018 Incentive Compensation Plan. (Incorporated by reference to Exhibit 10.2 to Hormel's Current Report on Form 8-K dated January 30, 2018, File No. 001-02402.)
10.14[1][3]	Hormel Foods Corporation Restricted Stock Unit Agreement Under the 2018 Incentive Compensation Plan. (Incorporated by reference to Exhibit 10.15 to Hormel's Annual Report on Form 10-K for the fiscal year ended October 27, 2019, File No. 001-02402.)
10.15[1]	First Amendment to the Credit Agreement, dated as of April 17, 2023, among the Company, Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender, and the lenders identified on the signature pages thereof. (Incorporated by reference to Exhibit 10.1 to Hormel's Quarterly Report on Form 10-Q for the quarter ended April 30, 2023, File No. 001-02402)
21.1[2]	Subsidiaries of the Registrant.
23.1[2]	Consent of Independent Registered Public Accounting Firm.
24.1[2]	Power of Attorney.
31.1[2]	Certification Required Under Section 302 of the Sarbanes-Oxley Act of 2002.
31.2[2]	Certification Required Under Section 302 of the Sarbanes-Oxley Act of 2002.
32.1[2]	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1[2]	Hormel Foods Corporation Compensation Recovery Policy
101[2]	The following financial statements from the Company's Annual Report on Form 10-K for the fiscal year ended October 29, 2023, formatted in Inline XBRL: (i) Consolidated Statements of Financial Position, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Changes in Shareholders' Investment, (v) Consolidated Statements of Cash Flows, and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags.
104[2]	The cover page from the Company's Annual Report on Form 10-K for the fiscal year ended October 29, 2023, formatted in Inline XBRL (included as Exhibit 101).

[1] Document has previously been filed with the Securities and Exchange Commission and is incorporated herein by reference.

[2] These exhibits transmitted via EDGAR.

[3] Management contract or compensatory plan or arrangement.

Item 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HORMEL FOODS CORPORATION

By: /s/ JAMES P. SNEE   December 6, 2023

        JAMES P. SNEE   Date

        Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JAMES P. SNEE JAMES P. SNEE	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	December 6, 2023
/s/ JACINTH C. SMILEY JACINTH C. SMILEY	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	December 6, 2023
/s/ PAUL R. KUEHNEMAN PAUL R. KUEHNEMAN	Vice President and Controller (Principal Accounting Officer)	December 6, 2023
/s/ PRAMA BHATT* PRAMA BHATT	Director	December 6, 2023
/s/ GARY C. BHOJWANI* GARY C. BHOJWANI	Director	December 6, 2023
/s/ STEPHEN M. LACY* STEPHEN M. LACY	Director	December 6, 2023
/s/ ELSA A. MURANO* ELSA A. MURANO	Director	December 6, 2023
 SUSAN K. NESTEGARD	Director	
/s/ WILLIAM A. NEWLANDS* WILLIAM A. NEWLANDS	Director	December 6, 2023
/s/ CHRISTOPHER J. POLICINSKI* CHRISTOPHER J. POLICINSKI	Director	December 6, 2023
/s/ JOSE L. PRADO* JOSE L. PRADO	Director	December 6, 2023
/s/ SALLY J. SMITH* SALLY J. SMITH	Director	December 6, 2023
/s/ STEVEN A. WHITE* STEVEN A. WHITE	Director	December 6, 2023
/s/ RAYMOND G. YOUNG* RAYMOND G. YOUNG	Director	December 6, 2023
/s/ MICHAEL P. ZECHMEISTER* MICHAEL P. ZECHMEISTER	Director	December 6, 2023
*By: /s/ PAUL R. KUEHNEMAN PAUL R. KUEHNEMAN *as Attorney-In-Fact*		December 6, 2023

EXHIBIT 21.1

SUBSIDIARIES OF HORMEL FOODS CORPORATION

The Company owns the indicated percentage of the issued and outstanding stock or other equity interests of the following entities:

Name of Subsidiary	State or Country of Incorporation	Ownership Percentage
199 Ventures, LLC	Minnesota	100 %
Alma Foods, LLC	Delaware	100 %
Applegate Farms, LLC	Delaware	100 %
Applegate Investment Corporation	Delaware	100 %
Beijing Hormel Business Management Co., Ltd	China	100 %
Beijing Hormel Foods Co. Ltd.	China	80 %
Burke Marketing Corporation	Iowa	100 %
Campoco, Inc.	Minnesota	100 %
Century Foods International, LLC	Delaware	100 %
Century Foods Land Development, LLC	Delaware	100 %
Clean Field Comércio de Produtos Alimentícios Ltda.	Brazil	100 %
Columbus Manufacturing, Inc.	Delaware	100 %
Creative Contract Packaging, LLC	Delaware	100 %
Cultivated Foods, LLC	Minnesota	100 %
Dan's Prize, Inc.	Minnesota	100 %
Diversified Foods Insurance Company, LLC	Vermont	100 %
Dold Foods, LLC	Delaware	100 %
Fontanini Foods, LLC	Minnesota	100 %
HF International Holdings C.V.	Netherlands	100 %
Hormel (China) Investment Co., Ltd.	China	100 %
Hormel (Zhejiang) Innovation Technology Co., Ltd.	China	100 %
Hormel Canada, Ltd.	Canada	100 %
Hormel Financial Services Corporation	Minnesota	100 %
Hormel Foods Asia Pacific Pte. Ltd.	Singapore	100 %
Hormel Foods Australia Pty Limited	Australia	100 %
Hormel Foods Brazil Participações Ltda.	Brazil	100 %
Hormel Foods Corporate Services, LLC	Delaware	100 %
Hormel Foods International Corporation	Delaware	100 %
Hormel Foods Japan KK	Japan	100 %
Hormel Foods Mexico, S. de R.L. de C.V.	Mexico	100 %
Hormel Foods Operations, LLC	Minnesota	100 %
Hormel Foods Panama S.A.	Panama	100 %
Hormel Foods Sales, LLC	Delaware	100 %
Hormel Foods, LLC	Minnesota	100 %
Hormel Health Labs, LLC	Minnesota	100 %
Hormel International Investments, LLC	Delaware	100 %
Hormel MM Holding Corporation	Delaware	100 %
Hormel Netherlands B.V.	Netherlands	100 %
Jennie-O Turkey Store International, Inc.	Minnesota	100 %
Jennie-O Turkey Store, Inc.	Minnesota	100 %
Jennie-O Turkey Store, LLC	Minnesota	100 %
Jiaxing Hormel Foods Co., Ltd	China	100 %
JJOTS, LLC	Minnesota	100 %
Justin's, LLC	Delaware	100 %
Lloyd's Barbeque Company, LLC	Delaware	100 %
Logistic Service, LLC	Delaware	100 %
Melting Pot Foods, LLC	Delaware	100 %
Mespil, Inc.	Delaware	100 %
Mexican Accent, LLC	Delaware	100 %
Mountain Prairie, LLC	Colorado	100 %

Name of Subsidiary		State or Country of Incorporation	Ownership Percentage
Omamori Indústria de Alimentos Ltda.	79	Brazil	100 %
Osceola Food, LLC		Delaware	100 %
Progressive Processing, LLC		Delaware	100 %
Provena Foods Inc.		California	100 %
PT Hormel Garudafood Jaya		Indonesia	51 %
Rochelle Foods, LLC		Delaware	100 %
Sadler's Smokehouse, LLC		Minnesota	100 %
Shanghai Hormel Foods Co., Ltd.		China	100 %
Skippy Foods, LLC		Minnesota	100 %
Stagg Foods, LLC		Delaware	100 %
Valley Fresh, Inc.		Delaware	100 %
West Central Turkeys, LLC		Delaware	100 %

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement Number 33-14615 on Form S-8 dated May 27, 1987,

(2) Post-Effective Amendment Number 1 to Registration Statement Number 33-29053 on Form S-8 dated January 26, 1990,

(3) Registration Statement Number 333-44178 on Form S-8 dated August 21, 2000,

(4) Registration Statement Numbers 333-102805, 333-102806, 333-102808, and 333-102810 on Forms S-8 dated January 29, 2003,

(5) Registration Statement Number 333-110776 on Form S-8 dated November 26, 2003,

(6) Registration Statement Number 333-131625 on Form S-8 dated February 7, 2006,

(7) Registration Statement Number 333-136642 on Form S-8 dated August 15, 2006,

(8) Registration Statement Number 333-162405 on Form S-8 dated October 9, 2009,

(9) Registration Statement Numbers 333-191719 and 333-191720 on Forms S-8 dated October 15, 2013,

(10) Registration Statement Number 333-217593 on Form S-3ASR dated May 2, 2017,

(11) Registration Statement Number 333-222801 on Form S-8 dated January 1, 2018,

(12) Registration Statement Number 333-237980 on Form S-3ASR dated May 4, 2020; and

(13) Registration Statement Number 333-268693 on Form S-3ASR dated December 6, 2022

of our reports dated December 6, 2023, with respect to the consolidated financial statements and schedule of Hormel Foods Corporation and the effectiveness of internal control over financial reporting of Hormel Foods Corporation included in this Annual Report (Form 10-K) of Hormel Foods Corporation for the year ended October 29, 2023.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
December 6, 2023

EXHIBIT 24.1

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints each of Jacinth C. Smiley, Paul R. Kuehneman, and Florence Makope, with full power to each to act without the other, his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Annual Report on Form 10-K of Hormel Foods Corporation ("Hormel") for Hormel's fiscal year ended October 29, 2023, and any or all amendments to said Annual Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and to file the same with such other authorities as necessary, granting unto each such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each such attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ James P. Snee James P. Snee	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)	November 17, 2023
/s/ Jacinth C. Smiley Jacinth C. Smiley	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 20, 2022
/s/ Paul R. Kuehneman Paul R. Kuehneman	Vice President and Controller (Principal Accounting Officer)	November 20, 2023
/s/ Prama Bhatt Prama Bhatt	Director	November 20, 2023
/s/ Gary C. Bhojwani Gary C. Bhojwani	Director	November 16, 2023
/s/ Stephen M. Lacy Stephen M. Lacy	Director	November 15, 2023
/s/ Elsa A. Murano Elsa A. Murano	Director	November 19, 2023
 Susan K. Nestegard	Director	
/s/ William A. Newlands William A. Newlands	Director	November 20, 2023
/s/ Christopher J. Policinski Christopher J. Policinski	Director	November 20, 2023
/s/ Jose L. Prado Jose L. Prado	Director	November 20, 2023
/s/ Sally J. Smith Sally J. Smith	Director	November 20, 2023
/s/ Steven A. White Steven A. White	Director	November 19, 2023
/s/ Raymond G. Young Raymond G. Young	Director	November 20, 2023
/s/ Micheal P. Zechmeister Michael P. Zechmeister	Director	November 16, 2023

EXHIBIT 31.1

CERTIFICATION REQUIRED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James P. Snee, certify that:

1. I have reviewed this Annual Report on Form 10-K of Hormel Foods Corporation for the fiscal year ended October 29, 2023;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: December 6, 2023   Signed: /s/ JAMES P. SNEE
                                               _____
                                               JAMES P. SNEE
                                               Chairman of the Board, President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION REQUIRED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jacinth C. Smiley, certify that:

1. I have reviewed this Annual Report on Form 10-K of Hormel Foods Corporation for the fiscal year ended October 29, 2023;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: December 6, 2023   Signed: /s/ JACINTH C. SMILEY
                                              JACINTH C. SMILEY
                                              Executive Vice President and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Hormel Foods Corporation (the "Company") for the period ended October 29, 2023, as filed with the Securities and Exchange Commission (the "Report"), the undersigned hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 6, 2023   /s/ JAMES P. SNEE
                                                            JAMES P. SNEE
                                                            Chairman of the Board, President and Chief Executive Officer

Dated: December 6, 2023   /s/ JACINTH C. SMILEY
                                                            JACINTH C. SMILEY
                                                            Executive Vice President and Chief Financial Officer

Stockholder Information

Independent Auditors
Ernst & Young LLP
220 South Sixth Street, Ste. 1400
Minneapolis, MN 55402-4509

Transfer Agent and Registrar
EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
MAC N9173-010
Mendota Heights, MN 55120
www.shareowneronline.com

For the convenience of stockholders, a toll-free number (1-877-536-3559) can be used whenever questions arise regarding changes in registered ownership, lost or stolen certificates, address changes, or other matters pertaining to the transfer of stock or stockholder records. When requesting information, stockholders must provide their EQ account number or tax identification number, the name(s) in which their stock is registered and their record address.

The Company participates in the Direct Registration Profile Modification System. Transfers or issuances of shares are now issued in book-entry form, unless you specifically request a stock certificate. A statement will be delivered to you, reflecting any transactions processed in your account.

The transfer agent makes stockholder account data available via the internet to stockholders of record. This service allows stockholders to view various account details, such as certificate information, dividend payment history, and/or dividend reinvestment plan records, over a secure internet connection with the required entry of an account number and authentication ID. Information is available 24 hours per day, seven days a week. If you are interested, you may use the website www.shareowneronline.com and access "Register" to arrange for setup.

Dividend Reinvestment Plan
The Hormel Foods Corporation Dividend Reinvestment Plan, available to record stockholders, allows for full dividend reinvestment and voluntary cash purchases with brokerage commissions or other service fees paid by the Company. Automatic debit for cash contributions is also available. This is a convenient method to have money automatically withdrawn each month from a checking or savings account and invested in your Dividend Reinvestment Plan account. To enroll in the plan or obtain additional information, contact EQ Shareowner Services, using the address or telephone number provided, listed previously in this section as Company transfer agent and registrar. Enrollment in the plan is also available on the internet at www.shareowneronline.com.

An optional direct dividend deposit service offers stockholders a convenient method of having quarterly dividend payments electronically deposited into their personal checking or savings accounts. The dividend payment is made in the account each payment date, providing stockholders with immediate use of their money. For information about the service and how to participate, contact EQ Shareowner Services, transfer agent. You may also activate this feature on the internet at www.shareowneronline.com.

Dividends
The declaration of dividends and all dates related to the declaration of dividends are subject to the judgment and discretion of the Board of Directors of Hormel Foods Corporation. Quarterly dividends are typically paid on the 15th of February, May, August and November. Postal delays may cause receipt dates to vary.

Reports and Publications
Copies of the Company's Form 10-K (annual report) and Form 10-Q (quarterly report) to the Securities and Exchange Commission (SEC), proxy statement, all news releases and other corporate literature are available free upon request by emailing media@hormel.com or by accessing the information on the internet at www.hormelfoods.com.

Notice and access to the Company's Annual Report is mailed approximately 40 days before the Annual Meeting. The Annual Report can be viewed at the website named above, or a hard copy will be available free upon request by emailing ir@hormel.com.

Annual Meeting
The Annual Meeting of Stockholders will be held on Tuesday, January 30, 2024, at 6:00 p.m. (CST) in a virtual meeting format via live webcast.

To attend the Annual Meeting online, please visit www.virtualshareholdermeeting.com/HRL2024.

Questions about Hormel Foods
Stockholder and Analyst Inquiries: ir@hormel.com
Media Inquiries: media@hormel.com

Consumer Response
Inquiries regarding products of Hormel Foods Corporation should be addressed to:

Consumer Response
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680
or call 1-800-523-4635

Senior Leadership Team

Jim Snee
Chairman of the Board, President
and Chief Executive Officer

Jacinth Smiley
Executive Vice President
and Chief Financial Officer

Deanna Brady
Executive Vice President,
Retail

Scott Aakre
Group Vice President
and Chief Marketing Officer – Retail

Jeff Baker
Group Vice President,
Retail Marketing – Value-Added Meats

Mark Coffey
Group Vice President,
Supply Chain

PJ Connor
Group Vice President,
Retail Sales

Steve Lykken
Group Vice President;
President, Jennie-O Turkey Store, Inc.

Swen Neufeldt
Group Vice President;
President, Hormel Foods
International Corporation

Mark Ourada
Group Vice President,
Foodservice

Katie Larson
Senior Vice President,
Human Resources

Pierre Lilly
Senior Vice President
and Chief Compliance Office

Kevin Myers, Ph.D.
Senior Vice President,
Research and Development
and Quality Control

Lisa Selk
Senior Vice President,
Retail – Brand Fuel

Nathan Annis
Vice President,
Corporate Development

Richard Carlson
Vice President,
Quality Management

Lynn Egner
Vice President,
Retail Sales – West

Jen Ehresmann
Vice President,
Supply Chain

John Forsythe
Vice President,
Grocery Products Operations – Shelf Stable

Jeff Grev
Vice President,
Legislative Affairs

Tony Hoffman
Vice President,
Retail Sales – Walmart/Sam's

Henry Hsia
Vice President,
Retail Marketing – Snacking and Entertaining

Tyler Hulsebus
Vice President,
Engineering

Brian Johnson
Vice President
and Corporate Secretary

Paul Kuehneman
Vice President
and Controller

Leslie Lee
Vice President,
Digital Experience

Florence Makope
Vice President
and Treasurer

Mark Morey
Vice President,
Operations – Fresh Pork/Foodservice

Pat Schwab
Vice President,
Retail Sales – East

Annemarie Vaupel
Vice President,
Foodservice Marketing

Mark Vaupel
Vice President,
Information Technology Services

Natosha Walsh
Vice President,
Retail Marketing – Convenient Meals
and Proteins

Clint Walters
Vice President,
Operations – Refrigerated Foods

David Weber
Vice President,
Foodservice Sales

Board of Directors



James P. Snee
Chairman of the Board, President and Chief Executive Officer
Director since October 2015



Christopher J. Policinski
Former President and Chief Executive Officer, Land O'Lakes, Inc.
Director since September 2012



William A. Newlands
President and Chief Executive Officer, Constellation Brands, Inc.
Director since November 2018
Lead Director since January 2023



Jose Luis Prado
Former President, Quaker Oats North America and Global Baking, PepsiCo, Inc.
Director since March 2019



Prama Bhatt
Chief Digital Officer, Ulta Beauty, Inc.
Director since November 2019



Sally J. Smith
Former President and Chief Executive Officer, Buffalo Wild Wings, Inc.
Director since July 2014



Gary C. Bhojwani
Chief Executive Officer, CNO Financial Group, Inc.
Director since July 2014



Steven A. White
Former President, Comcast West Division, Comcast Corporation
Director since July 2014



Stephen M. Lacy
Former Chairman of the Board, President and Chief Executive Officer, Meredith Corporation
Director since September 2011



Raymond G. Young
Former Vice Chairman and Chief Financial Officer, Archer-Daniels-Midland Company
Director since March 2023



Elsa A. Murano, Ph.D.
Director of Norman Borlaug Institute for International Agriculture, Professor and President Emerita, Texas A&M University
Director since September 2006



Michael P. Zechmeister
Chief Financial Officer, C.H. Robinson Worldwide, Inc.
Director since March 2023



Susan K. Nestegard
Former President, Global Healthcare Sector, Ecolab Inc.
Director since October 2009



Hormel Foods has consistently demonstrated its leadership as a corporate citizen, setting an exemplary standard for responsible and impactful business practices. Our 20 By 30 Challenge* furthers this commitment, including aggressive goals pertaining to our products, environmental sustainability, inclusion and diversity, education, hunger relief and more. Below are some of the highlights from our 2022 Annual Global Impact Report.



Our People

As one of the most trusted food companies in the world, we maintain an unwavering commitment to empower, support and inspire our people to make a difference and drive continuous excellence in their roles within our company and throughout the food industry. Our team members are the cornerstone of our successes and help to fulfill our purpose of *Inspired People. Inspired Food.*™

Our Products

We launched more than 400 new items, including specially designed items for the underserved patient community and an expansion of our plant-based product portfolio to support food justice, security and accessibility for all.



Our Supply Chain

Our purchasing spend with diverse businesses was over $1.5 billion across Tier 1 and Tier 2 suppliers in calendar year 2022. Our supply chain management efforts are focused on ensuring the quality and safety of ingredients, and supporting the health of animals and the lives of farmers in our value chain.



Our Communities

We remain inspired to help others and build a thriving future for all. From cash and product donations to educational support and volunteer activities, we continually look for ways to do our part in making the world a better place.





Our Planet

We reduced packaging materials by more than 1.5 million pounds in 2022, submitted our SBTs for validation and executed a series of sustainability projects and efforts to continuously improve our environmental footprint and management strategies.

*More information on the 20 By 30 Challenge can be found in the Company's 2022 Annual Global Impact Report available online at hormelfoods.com.



Hormel Foods Corporation | **1 Hormel Place** | **Austin, MN** | **55912-3680** | **www.hormelfoods.com**